FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes               No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes               No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Call for General Ordinary Shareholders’ Meeting (English Translation)

2.	Consolidated Management Report (English Translation)

3.	Auditors Report on Consolidated Financial Statements (English Translation)

4.	Consolidated Financial Statements and Notes to the Consolidated Financial Statements (English Translation)

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

The documents in this filing contain statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operation efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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ITEM 1

REPSOL YPF, S.A.

CALL FOR GENERAL ORDINARY SHAREHOLDERS’ MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to an Ordinary General Shareholders Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on April 3rd, 2003 at 12:00 p.m for the first call, and at the same time and place on April 4th, 2003 for the second call, with respect to the following:

AGENDA:

First.     Approval, if appropriate, of the Annual Financial Statements of “REPSOL YPF, S.A.”, of the Consolidated Annual Financial Statements of “REPSOL YPF, S.A.”, and its subsidiaries for the fiscal year ended 31st December 2002, of the management by the Board of Directors during said year, and of the proposed application of its earnings.

Second.     Determination of the number of Board Directors within the limits provided for in Article 30 of the By Laws. Appointment, confirmation, and statutory renewal of term of office of the board members.

Third.     Appointment or reelection of the Auditor of the Accounts of REPSOL YPF, S.A., and its Consolidated Group.

Fourth.     Authorization of the Board of Directors for the derivative acquisition of shares of REPSOL YPF, S.A., directly or through controlled companies, within the period of 18 months from the resolution of the Shareholders’ Meeting, making null and void the authorization granted in the Ordinary Shareholders’ Meeting held on 21st April 2002.

Fifth.     Amendment of the By Laws of the Company in order to include a new article 36 bis “Audit Committee” regulating the said Committee in accordance with the provisions of Law 44/2002, of November 22nd.

Sixth.     Approval of the “Regulations of the Shareholder’s Meetings”.

Seventh.     Delegation of powers to complement, develop, implement, correct and formalize the resolutions adopted by the Shareholders’ Meeting.

RIGHTS OF ATTENDANCE AND INFORMATION:

Stockholders who own at least 150 shares (ONE HUNDRED AND FIFTY shares) which have been registered in the appropriate stock ledger five days prior to the date set for the General Meeting may attend.

The attendance cards shall be issued by the proper entity affiliated with the Securities Compensation and Clearing Department in each particular case. Said entities should send to the Corporate Office of External Relations of REPSOL YPF, S.A., prior to the date set for the Meeting, a list of the cards which have been issued at the request of their corresponding clients.

The by-laws allow for pooling of shares and granting of proxy power to another person to attend the Shareholders’ Meeting.

As of the date of this notice, and in compliance with the provisions of articles 144 and 212 and others in accordance with the Corporate Statute, all of the necessary documents will be made available to you the stockholders at the company domicile, Paseo de la Castellana, 278, in Madrid, and on the company’s website at www.repsolypf.com, especially the following:

-
The Annual Financial Statements of REPSOL YPF, S.A., the Consolidated Annual Financial Statements of REPSOL YPF, S.A. and its affiliated companies, and the proposal for application of the earnings of REPSOL YPF, S.A., corresponding to the fiscal year ending on 31st December 2002.

-	The Management Report of REPSOL YPF, S.A., and the Consolidated Management Report for said year.

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-	The Report of the Auditors on the Annual Financial Statements of REPSOL YPF, S.A., and on the Consolidated Annual Financial Statements of REPSOL YPF, S.A. and its affiliated companies.

-	The literal text of the draft resolution corresponding to the items of the Agenda, as well as the report of the Board of Directors on item 5 of the Agenda.

-	The Annual Report on Corporate Governance.

-	The Social Report and The Environmental Report.

Stockholders may request the delivery or the sending free of charge of all the mentioned documents.

The registration of attendance cards shall begin two hours before the appointed time of the Meeting.

PRESENCE OF NOTARY:

The Board of Directors has requested the presence of a Notary to keep the records of the Shareholders’ Meeting.

ANTICIPATED HOLDING OF THE MEETING

It is expected to hold the Shareholders’ Meeting in SECOND CONVOCATION, that is, on the 4th April 2003, at the place and time as indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, 14th March 2003 THE PRESIDENT OF THE BOARD OF DIRECTORS

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CONSOLIDATED MANAGEMENT REPORT

Throughout the year 2002, oil prices followed an upward trend, international refining margins were weak, and chemical margins showed a slight improvement. Progress in the economic and regulatory situation for the oil sector in Argentina was also most significant.

INCOME STATEMENT & FINANCIAL REVIEW
Income statement

In 2002, reference crude oil prices rose steadily over the year, influenced by the restrictions on OPEC supplies, fears of armed conflict and, towards the end of the year, by the prolonged crisis in Venezuela. In Spain, refining margins continued to narrow, with only a slight pause at the beginning of the fourth quarter, and marketing margins sustained normal levels; whilst in Argentina there was a certain improvement in refining and marketing margins. In chemicals, average international margins reached similar levels to the year before, with a growth trend from January to September. The gas & power area continued to grow in double figures.

The economic situation in Argentina showed clear signs of improvement. There was a recovery in industrial production over the last months of the year, higher tax collection, an increase of reserves in the Central Bank, and improvement in the exchange rate. In December 2002, the Argentine government confirmed that the regime under which 70% of currency earned on hydrocarbon exports remained freely available would continue.

In view of the above, the Argentine authorities and Central Bank relaxed the restrictions on exchange controls introduced at the start of the crisis.

In Brazil, the economic situation tended to improve from the end of the year, once doubts on the political transition were dispelled by the takeover of the new President, Luiz Inácio Da Silva. The appointments in key areas of government, and the first measures taken by the new cabinet to install macroeconomic stability resulted in a recovery of the exchange rate and country risk index.

Operating income in 2002 was €3,323 million in comparison to the year earlier €4,920 million, but it should be noted that the 2001 aggregate included 100% consolidation of Gas Natural, whereas in 2002, this was only the case up to May, when the scope of consolidation dropped to 24%. On equivalent terms, at a 24% shareholding throughout both years, operating income for 2001 would have been €4,161 million, and €2,937 million in 2002. Cash flow was €4,823 million, as against €5,729 million in 2001.

The income tax levied on the Group in 2002 was 19.8%, considerably lower than the effective rate for 2001, which was 39.5%. This tax reduction was mainly the outcome of applying tax benefits in Spain on capital gains from divestment in Gas Natural, CLH and Enagas; and certain tax credits granted in Argentina as compensation for losses caused by the peso devaluation.

Reported net income was 90.4% up on 2001, at €1,952 million. Adjusted net income for the year was €2,269 million, and showed a year-on-year rise of 1.1%, despite the crisis in Argentina.

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	2001	2002
€Million

OPERATING INCOME	4,920	3,323

Exploration & production	2,557	1,785

Refining & marketing	1,406	854

Chemicals	(55)	97

Natural gas & power	1,062	633

Others	(50)	(46)

FINANCIAL EXPENSES	(1,352)	(786)

INCOME/EXPENSE FROM UNCONSOLIDATED AFFILIATES	35	(35)

GOODWILL AMORTIZATION	(323)	(300)

EXTRAORDINARY ITEMS	(777)	648

INCOME BEFORE TAX AND MINORITIES	2,503	2,850

TAXES	(988)	(564)

INCOME AFTER TAX AND BEFORE MINORITIES	1,515	2,286

MINORITIES	(490)	(334)

NET INCOME	1,025	1,952

NET INCOME BEFORE EXTRAORDINARY AND NON-RECURRING ITEMS, AND GOODWILL AMORTIZATION	2,244	2,269

Financial Review

Repsol YPF operating cash flow in 2002 was €5,941 million, falling 27% in comparison to the 2001 equivalent.

Investment in the year was €2,673 million, 40% less than in 2001. This cutback was principally the result of the investment policy of contention and caution as announced by the company, the change in the consolidation method for Gas Natural SDG, and the peso devaluation against the dollar. At the start of 2003, Repsol YPF materialised payment of a purchase option on 20% of the oil and gas reserves owned by the BP group in Trinidad & Tobago. This was in addition to the 10% stake in these reserves already held by our company.

Divestments amounted to €2,558 million, mainly from the sale of interests in Gas Natural SDG, Enagas and CLH.

Net financial debt at the close of 2002 was €7,472 million, showing a fall of 54.9% from one year to the next. The debt ratio, in terms of net debt to total book capitalisation, thus descended from 42.9% at the end of 2001 to 29.2% at the end of 2002, achieving the level originally targeted for 2005.

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The company’s programme to achieve an optimal financial structure successfully reduced net debt by over €9 billion in the course of 2002, thanks to the significant cash flow generated by the group, divestments, and the depreciation of the dollar against the euro.

In 2002, Repsol YPF paid out €550 million in dividends: €257 million as an overall dividend against the 2001 financial year. Another €119 million was paid as dividends to minority shareholders in Repsol YPF Group companies, and €174 million as dividends on preference share issues.

The following table shows the variation in net debt during 2001.

€Million

2002

Net debt at 1 January	16,555

Net Cash flow	(4,823)

Investments (*)	2,622

Divestments (*)	(2,824)

Dividends paid	550

Working capital and others	586

Translation differences	(2,081)

Changes in scope of consolidation	(3,113)

Net debt at 31 December	7,472

(*) Excluding investment and divestment in financial assets with an effect on net debt performance.

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EXPLORATION & PRODUCTION

•	Hydrocarbon production in 2002 surpassed one million barrels per day, and was similar to 2001 levels, despite asset sales.

•	Lower costs and higher efficiency.

•
A sharp cut in gas selling prices in Argentina caused by the crisis there. In the second half of the year, agreements were reached with industrial customers in Argentina to progressively quote gas retail prices in dollars.

•	Asset sales in Indonesia, as part of the company’s asset rationalisation programme.

•	Diversification away from Argentina: Libya, Trinidad & Tobago, Brazil and Venezuela.

In 2002, this business area was marked by the profound economic crisis in Argentina, which gave rise to a new regulatory regime for the oil sector there, with the introduction of new taxes on the export of oil and oil products, and a price freeze on natural gas tariffs, which were also “pesified”, or quoted in pesos. These factors were only partially offset by higher production and gas sales, mainly outside Argentina, and the competitive edge provided by lower finding, development and lifting costs, in part the result of devaluation in Argentina and Venezuela.

2002 results. Crude oil and gas prices.

Operating income in 2002 was €1,785 million, falling 30.2% in comparison to the €2,557 million posted in 2001. Operating cash flow was €3,236 million, in comparison to €4,161 million a year earlier.

Lower performance here was mainly the result of the exceptional circumstances in Argentina, which lowered realisation prices on oil sales; a drop in the gas selling price, which was 45.9% down on 2001, and the sale of Indonesian assets. The increase in the differential between the Repsol YPF average realisation price and that for reference crude was caused by the application of a discount of around 10% on the market price for domestic sales in Argentina, and the higher weighting of heavy crude in the Repsol YPF basket following the sale of assets in Indonesia. The average Repsol YPF realisation price in 2002 was $20.89 per barrel as against $21.94 per barrel in 2001. Furthermore, a 20% excise has been levied on oil exports from Argentina since the second quarter 2002.

Another way in which the Argentine crisis negatively affected operating income was through the year-on-year reduction in average gas selling prices as a result of the Public Emergency Law of 6 January 2002, which established that tariffs be quoted in pesos and frozen. Prices for gas exported from Argentina are expressed in dollars under the terms existing before the crisis, so it has been necessary to reach trading agreements with several Argentinean industrial customers, mainly exporting industries, in order to progressively pass on to retail gas prices the effect of the peso-dollar exchange rate. For other customers in Argentina, the price of gas has fundamentally continued in pesos. Negotiations are underway to permit a progressive increase in domestic prices.

The foregoing circumstances could not be fully compensated by higher gas sales and lower operating costs.

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Cost efficiency improved considerably over the year, and cost ratios were among the most efficient in the sector. The lifting cost was 42.4% lower, falling from $2.57 to $1.48 per boe. This cutback was aided by the sale (effective as of 1 January 2002) of assets in Indonesia with a high lifting cost, and the devaluation of the Argentine peso and the Venezuelan bolivar against the USA dollar. The finding cost remained amongst the best in the industry, with a three-year average (2002-2000) of $1 per boe, and an average of $1.34 per boe in 2002. The finding and development cost was $3.65 per boe in the period 2002-2000.

Diversification

During 2002, the company increased the geographical dispersion of its operations, seeking to reduce concentration in Argentina. In this respect, significant operations were carried out in Libya, Trinidad & Tobago, Brazil and Venezuela.

In Libya, Repsol YPF was granted approval to develop field A in block NC-186, and requested the declaration of commercial viability for field D in the same block.

In Trinidad & Tobago, two months before schedule, in August 2002, the second LNG train went on stream at the Atlantic LNG plant. Repsol YPF holds a 25% stake in this train, which has a nominal production capacity of approximately 4.4 billion cubic metres per annum (Bcma). Furthermore, with effect as of 1 January 2003, Repsol YPF exercised a purchase option on an additional 20% of BPTT (BP Trinidad & Tobago), thus trebling reserves (from 236 million boe to 708 million boe), and production in Trinidad & Tobago. Before exercising this option, Repsol YPF already owned 10% of BP gas and liquids reserves in Trinidad & Tobago through its shareholding in BPTT, which owns BP production assets in the islands. BPTT also supplies the gas to be liquefied at the Atlantic LNG plant, in which Repsol YPF holds a stake, enabling it to monetize the reserves there.

In Brazil, 10% of the Albacora Leste field, holding 1.3 billion boe in total estimated reserves, was incorporated in the company’s mining acreage.

Also, during the first quarter of 2002, the final development phase at the Quiriquire gas field was completed in Venezuela, where Repsol YPF is the leading private company in oil and gas production.

Discoveries

In 2002, discoveries were made in Libya, Trinidad & Tobago, Argentina and Colombia.

In Libya, in the first quarter of 2002, a discovery was made by the A1 well in the Murzuq basin. This was the first discovery well drilled in block NC-190. Also in the Murzuq basin, advance wells D2 and D3 in block NC-186 added 8.8 million barrels of proved oil reserves from the “D” structure. In the last quarter of the year, authorisation to develop the field was requested from the Libyan authorities.

In Trinidad & Tobago, the Red Mango 2 and Iron Horse 1 wells made two important discoveries in the Columbus basin. In relation to the Iron Horse find, offshore to the east of Trinidad, the operator estimates the reserves discovered at over 28 Bcm of gas (1Tcf).

In Argentina, there were outstanding discoveries in the Neuquén basin: by the Rincón Blanco X-1 exploration well in block Cañadón Amarillo, and the Rincón Chico xp-101 and Cerro Negro x-1 wells. In the San Jorge Gulf basin, the Greenbek x-610 well in the Manantiales Behr area, and the Estancia Saraí Oeste x-1 well en el Los Perales- Las Mesetas area- also struck positive. In all, eleven discoveries were made in Argentina during the year.

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Turning to Spain, on 23 January 2002, Repsol YPF was granted the government permits necessary to carry out exploration tasks in waters to the east of the Fuerteventura island. Throughout the year, data from 3,000 km2 of seismic 3D was acquired and processed, and this work was ongoing in 2003. If this data proves positive, the company will be able to drill two exploration wells in 2004/5, once the additional authorisation has been granted by the administration. In the third quarter of the year, Woodside and RWE-Dea joined the project, with 30% and 20% stakes respectively. Repsol YPF, with 50%, will be operator. As of 31 December 2002, the agreement was pending authorisation by the Spanish government.

In Algeria, during the third round of international exploration concessions held in the summer of 2002, the Algerian Ministry of Energy and the state-owned company, Sonatrach, awarded Repsol YPF a concession for the exploration and production of gas at 351c and 352c in the Reggane basin, in Southern Algeria. The area has a total surface area of 12,217 k m2, with several significant gas discoveries and an important exploration potential. Apart from Repsol YPF, who will be operator with 45%, the winning consortium comprises RWE-Dea with 30%, and Edison Gas with 25%.

Production and Reserves

Average hydrocarbon production for the year 2002 was similar to the year before, at 1,000,300 barrels of oil equivalent per day (boepd). This was only 1.4% less than the 2001 level, despite the sale, effective as of 1 January 2002, of assets in Indonesia, which registered a production of 70,300 boepd in 2001. On an equivalent asset basis for 2001, the overall daily production average would have risen 6% from one year to the next, underpinned by a 17.3% rise in gas production, whilst the liquids production remained practically the same.

The main year-on-year increases came from termination of the last stage of the gas development project for the Quiriquire block in Venezuela, which boosted production even more than expected; and the start of operations at the second LNG train in Trinidad & Tobago. Production in Venezuela suffered the effect of a general strike over the last few days of 2002. From mid-January 2003 onwards, production has recovered to pre-strike levels.

Net proved oil and gas reserves at 31 December 2002 were 5,261 million boe, less than the 5,606 million equivalent barrels in hand at the end of 2001. This fall was mainly the result of asset sales in Indonesia and Spain, which cut production by 300 million barrels of oil equivalent, only partially offset by the acquisition of a 10% stake in the Albacora Leste field and a 15% stake in the Yucal Placer field, which together added 66 million boe.

The reserves replacement rate (excluding sales and acquisitions) was 97% of annual production for the period 2000-2002, and 70% in 2002. This lower than average level was caused by lower investment in gas exploration, especially in Argentina, and the lack of new gas contracts outside Argentina, which would have permitted the incorporation of technically proved reserves.

These 5,261 million boe in proved net reserves comprise 2,019 million barrels (38.4%) of liquids, and the remainder of gas. Geographically, 94.9% of these reserves are in Latin America (58.5% in Argentina and 24.6% in Bolivia); 4.7% in North Africa and the Middle East; 0.1% in Spain, and 0.3% in other countries (Indonesia and the U.S.A.).

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The lifespan for current reserves, basing calculations on the relationship between net proved oil and gas reserves existing at 31 December 2002 and the annual production for the year, is estimated at 14.4 years. The lifespan for fields under production by Repsol YPF is estimated at 21.3 years for gas, and 9.5 years for oil.

Investments

Investments in 2002 were 44.6% down on 2001, at €1,081 million, for the most part allotted to development drilling, projects for secondary oil recovery in Argentina, Libya and Bolivia; the construction of gas processing and treatment plants (the El Portón plant in Argentina); gas grids (Transierra in Bolivia); and oil pipelines (OCP in Ecuador). Expenditure in exploration during 2002 was mainly for oil prospecting in Argentina.

Lower investment figures were mainly the result of the effect on books of the appreciation of the euro against the US$, especially in the second half of the year; lower costs in Argentina because of peso devaluation; the sale of assets in Indonesia; and a general contention in capital expenditure, mainly in exploration and gas development in Argentina. There were no asset acquisitions, as also occurred in 2001.

Expenditure in development accounted for 85.7% of total investment for the year, and went mainly to Argentina (61%), Bolivia (14%), Venezuela (6%), Trinidad & Tobago (6%), Ecuador (3%), Brazil (4%), Libya (1%) and other countries (5%).

Prospects

The Exploration & Production business area has in place a strategy for sustained and diversified growth, geared to achieve higher profitability and to reduce exposure, which gives preference to core geographical regions such as Latin America and North Africa, and in the medium term, the Middle East.

This growth is underpinned by:

The company’s current E&P asset portfolio, which includes Argentina, Bolivia, Venezuela, Trinidad & Tobago, Algeria and Libya;

The implementation of improved recovery techniques, especially in the more mature fields of Argentina and Venezuela, where we believe there exist high possibilities of improving the recovery factor with the techniques already in existence and under development;

The development of new markets for gas reserves, mainly in the Southern Cone, Venezuela, and Trinidad & Tobago;

Opportunities in new geographical areas, especially for integrated gas projects;

The positioning of the company as one of the most efficient in the exploration and production of oil and gas, by exploiting the competitive advantage in terms of discovery, reserves’ replacement and lifting costs; and the reserves’ replacement ratio.

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OPERATING HIGHLIGHTS

Net oil production	2000	2001	2002		% 2002
(Thousand boe)					2001

Spain	811	1,752	1,783		1.8

North Africa and the Middle East	35,554	24,784	22,183		(10.5)

Argentina	157,751	162,096	159,795		(1.4)

Rest of Latin America	19,730	26,387	29,452		11.6

Other countries	18,776	20,414	19	**	(99.9)

TOTAL OIL	232,622	235,433	213,232		(9.4)

Net natural gas production

(Million cubic feet)

Spain	17,618	2,762	4,852		75.7

North Africa and the Middle East	54,173	39,779	40,288		1.3

Argentina	660,807	563,380	569,911		1.2

Rest of Latin America	48,828	120,186	236,221		96.5

Other countries	29,189	31,417	1,499	**	(95.2)	**

TOTAL NATURAL GAS	810,615	757,524	852,771		12.6

TOTAL PRODUCTION	376,989	370,344	365,106		(1.4)

(Thousand boe)*

(*)	Gas to oil equivalent conversion factor: 5,615 (standard cubic feet of gas per barrel of oil equivalent)

(**)	Includes the effect of asset sales in Indonesia

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REFINING & MARKETING

•	Refining margins narrowed, marketing margins were similar to the year before, and performance was affected by the crisis in Argentina.

•	The production structure was enhanced by the start-up of a hydrocracking unit at the Tarragona refinery.

•	The company strengthened its control over the service station network.

•	LPG sales rose in Latin America.

During 2002, performance in this business area was influenced by three main factors: low refining margins, marketing margins at a similar level to the year before, and the impact of the crisis in Argentina. However, the company’s efforts to improve and maintain the strong points of this business area made it possible to minimise these negative effects.

Income from refining & marketing proved the strength of the company and its excellent competitive position, which, despite the lowest international refining margins for the past ten years, was able to produce an operating income of €854 million. Operating cash flow was €1,485 million, in comparison to €2,334 million a year earlier. The refining margin for 2002 was $1.55 per barrel, as against $3.14 per barrel in 2001.

Refining

The refining business is divided between Spain, whose five refineries represent 59% of the domestic production capacity; Argentina, with a capacity of approximately 50%; Peru, where the La Pampilla refinery represents 54% of overall production; and Brazil, where Repsol YPF holds stakes in two refineries, following the asset swap with the Brazilian company, Petrobras, in 2001.

In 2002, Repsol YPF refineries processed 50.9 million tons of crude oil, which was similar to that processed in 2001. If the company’s shareholdings in REFAP and Refinor are included, this figure rises to 52.8 million tons. In view of the measures set in place by the Argentine government to combat the difficult situation in that country, preference was given to the export of refined products in detriment to crude oil. For this reason, in the last quarter 2002, refineries worked at 98% of maximum capacity, refining 700,000 more tons of crude oil than the year before.

Product quality improvement, the development of strategic markets, a larger share in potential growth markets, and higher efficiency in each of the segments in which this business area operates continue to be prime goals for Repsol YPF.

In May 2002, and on schedule, the hydrocracking unit went on stream at the Tarragona refinery, with a capacity of 1.4 million tons per annum. This unit will raise production of medium distillates and fulfil sulphur content specifications (which do not come into force until 2005) ahead of time.

Marketing

The company has strengthened its control over the service stations network during the year. Marketing margins were generally similar to those for 2001 in Spain and Latin America, with the exception of Argentina, where the crisis made it difficult to pass through to the retail price the rise in international prices and the devaluation of the Argentina peso against the US dollar.

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Oil product sales posted a year-on-year rise of 1%, with outstanding improvement in Latin America, excluding Argentina, which amply offset the effect of lower sales in the latter.

In Spain, sales to our own network (those with highest value added) rose 1.2% in comparison to 2001, whereas in Argentina, the crisis caused a 2.3% drop in sales of this type.

Repsol YPF continued with its policy of upgrading the link with sales outlets, in order to increase control over the network and its operation. At the close of 2002, the service station network had 6,629 sales outlets, 23 less than the year before. There was a drop of 51 in Spain, while in Latin America and the rest of the world, there was a rise of 38. The number of company owned and operated sales outlets reached 1,025, Spain being the country where most progress was achieved in this respect. There are ongoing programmes in place to increase customer loyalty and revenues from convenience stores (non-oil income) in our service station network.

The Repsol YPF service station network operates in the Iberian Peninsula and Latin America, where there are outlets in practically every country: Argentina, Brazil, Peru, Ecuador and Chile. Trading is carried out under the Repsol, CAMPSA or Petronor brand names in Spain, YPF in Argentina, and mainly Repsol in other Latin American countries.

Repsol YPF marketing activity also includes the sale of other products, such as lubricants, asphalt or derivatives. The company is at the cutting edge of technology in the production of these items thanks to the continuous development carried out at its modern R&D facilities.

LPG

In 2002, there was consolidation of the ventures undertaken to expand the business in Europe and Latin America, to which the company’s economies of scale and operating efficiency have been exported.

Income from LPG activities last year contributed €255 million to the Refining & Marketing business area, of which €52 million was generated in Latin America. This figure implied a year-on-year rise of 4%, and showed the effect of higher margins in comparison to 2001, closely linked to international prices and the maximum price formula for bottled LPG.

At 2.1 million tons, sales in Europe were 3% lower than the year before. In Spain, there was a fall of 4%, mainly because of competition from alternative energies such as natural gas and power, the upsurge of competition in this sector, and the effect of mild weather during the year.

Sales in Latin America rose 6.3% year on year, following the incorporation of Repsol Gas de Bolivia, and a good performance by Peru. The difficult economic situation in Argentina had an impact (-5.6%) on sales, although this withdrawal was less than that for the market in general (-8%).

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Investment and divestment

In 2002, investment in the refining & marketing business area was €584 million, 33.4% lower than the year before. The main reason for this cutback rests in the conservative investment policy, especially in Latin America; the termination of large projects, such as the aforementioned hydrocracker at Tarragona; and the extension of the Puerto Rosales-La Plata oil pipeline in Argentina. Furthermore, with a 27% share of the Spanish commercial network in company owned and operated service stations, Repsol YPF had reached its target, originally set for 2005, by the year 2002, and this also had the effect of curtailing investment.

At its Spanish refineries, Repsol YPF is already developing an investment schedule to adapt the production system to the new European Union quality specifications, due to come into effect as of 2005 onwards. Within this programme, the Tarragona hydrocracker was completed, with an investment of €168 million. Other large projects underway include a mild catalytic hydrocracker at Puertollano, an FCC load pre-treatment unit at La Coruña, and an isomerization unit at Tarragona.

During 2002, Repsol YPF continued to reduce its shareholding in the logistics company, Compañía Logística de Hidrocarburos (CLH), in compliance with Royal Decree Law 6/2000. At the close of the year, following the sale of 29.70% of its stake, the Repsol YPF Group had reduced its overall holding in CLH from 61.46% to 31.79%. In February and March 2003, contact was made with a non-Spanish company to sell the final 6.79% necessary to reach the stipulated 25% shareholding.

Prospects

Repsol YPF maintains the objective of consolidating its operations on the Spanish market and expanding in the rest of Latin America. To this end, the ongoing programme to upgrade refining assets and the service station network will remain in place, increasing the number of company owned and operated sales outlets and developing the higher potential markets in LPG.

In refining, higher operating efficiency continues to be targeted, and the export of know-how and techniques employed in Spain to the Latin American refineries will proceed. Additionally, the competitive edge afforded by the proximity of our company’s refineries to high growth markets, in short supply of refined products, is ongoing.

Repsol YPF wishes to further its commercial development through growth in certain countries in which it already operates, such as Brazil, and by entering new markets.

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OPERATING HIGHLIGHTS

Feedstock processed(1, 2)	2000	2001	2002	% 02-01
(Million tons)

Crude oil	52.7	51.0	52.8	3.5

Other materials and feedstock	6.4	5.7	5.1	(10.5)

TOTAL	59.1	56.7	57.9	2.1

Production
(Thousand tons)

Medium distillates	24,294	23,654	24,336	2.8

Gasoline	12,797	11,285	11,657	3.2

Fuel oil	8,851	7,994	8,288	3.6

LPG	1,736	1,704	1,687	(0.9)

Asphalt	1,363	1,405	1,504	7.0

Lubricants	430	406	450	10.8

Others (excluding petrochemicals)	3,540	3,476	3,397	(2.2)

TOTAL	53,011	49,924	51,319	2.7

Product sales (2)
(Thousand tons)

Gas oil / Kerosene	26,308	25,027	25,914	3.5

Gasoline	10,604	9,966	9,807	(1.5)

Fuel oil	8,401	8,747	8,399	(3.9)

LPG	3,230	3,245	3,237	(0.2)

Others	6,143	5,942	5,971	(0.4)

TOTAL	54,486	52,927	53,328	0.75

Sales by country
(Thousand tons)

Spain	27,426	27,743	28,815	3.8
Argentina	11,588	8,913	8,343	(6.3)

Other countries	15,672	16,271	16,170	(0.6)

TOTAL	54,686	52,927	53,328	0.7

(1)	In 2002, includes 30% of the REFAP refinery and 50% of the Refinor refinery.

(2)	From January 1st 2001 onwards, does not include Eg3 S.A. activity (Argentina).

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CHEMICALS

•	Overall, 2002 may be defined as a low cycle year.

•	Sales were up 4.5% year-on-year.

•	Margins were higher in propylene oxide and styrene (PO/SM) and derivatives, acrylonitrile and methylmetacrilate (ACN/MMA) and aromatics.

•	Production was consolidated in new units which started-up in Tarragona and Bahía Blanca in 2001, and Plaza Huincul in 2002.

•	A new polyols unit and larger cracker capacity went on stream in the Tarragona petrochemical plant.

2002 results

Overall, 2002 was a low cycle year for chemical activities with average international margins similar to those of the previous year. Different trends were noticeable in this period, with the regularisation of client stock levels boosting demand and lifting international margins from January to September, in contrast with the last quarter, when margins narrowed because of economic uncertainties and weaker demand.

There was a substantial improvement in chemical activities, thanks to which the area progressed from an operating loss of €55 million in 2001, to an income of €96.9 million in 2002.

Income growth was the result of an increase in sales because of the consolidation of production from new units, higher margins on some derivative products, a favourable sales mix, and cost cutting efforts. Furthermore, the positive impact of the peso devaluation on fixed and variable costs strengthened the competitiveness of the Company’s products in Argentina.

Operating cash flow in this activity totalled €270 million, in comparison to €99 million in 2001.

The sale of petrochemical products, at 3,526 tons, was 4.5% higher year-on-year. This increase was achieved thanks to the consolidation of the propylene oxide / styrene monomer and derivatives production in the Tarragona plant, urea in Bahía Blanca and the methanol plant in Plaza Huincul, all of which are currently operating at full capacity.

Base petrochemical product sales for the year were 723 thousand tons, 107 thousand tons of which were sold in Spain, 171 thousand tons in Argentina, and the remaining 445 thousand tons in other markets. The sale of derivative petrochemical products reached 2,803 thousand tons. Of these, 1,150 thousand tons were sold in Spain, 368 thousand tons in Argentina, and the remaining 1,285 thousand tons in other markets.

In the first quarter, Repsol YPF started production at the new polymer polyol unit in the Tarragona propylene oxide and styrene monomer complex. This plant has a capacity of 20,000 tons, and uses a technology entirely developed by Repsol YPF, in a continuous process, which provides a cost and capacity advantage. It is one of the largest units in Europe using this process.

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Installed capacity in 2002 was 6,443 thousand tons, a 276 thousand ton increase over the previous year resulting from revamp of the Tarragona cracker facility, the new polymer polyol plant, and the upgrading of existing units.

Investments

Most of the €89 million invested in 2002 were spent on increasing capacity and upgrading existing units. The reason for the 59.2% year-on-year drop in investment lies in the termination of major projects (propylene oxide and styrene monomer, urea and methanol), which were in progress in 2001, and the Company’s efforts to curtail capital expenditure in 2002.

Prospects

The Repsol YPF chemical business enjoys a sound competitive edge in terms of costs. Moreover, the integration with the refining business enhances the Company’s market competitiveness, while reducing the risk associated with changing trends in the sector. The Company’s cost savings and investment control programmes in areas where it has a competitive advantage ensure the full development of this activity.

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OPERATING HIGHLIGHTS

CAPACITY	2000	2001	2002	% 02-01

(Thousand tons)

Base petrochemicals	2,201	2,201	2,381	8

Derivative petrochemicals	3,530	3,966	4,062	2

TOTAL	5,731	6,167	6,443	4

SALES BY MARKETS

(Thousand tons)

Spain	1,111	1,148	1,257	9

Argentina	393	632	539	(15)

Other countries	1,308	1,595	1,730	8

TOTAL	2,812	3,375	3,526	4

SALES BY PRODUCTS

(Thousand tons)

Base petrochemicals	818	712	723	2

Derivative petrochemicals	1,994	2,663	2,803	5

TOTAL	2,812	3,375	3,526	4

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GAS AND POWER

•	Sale of a 23% stake in Gas Natural SDG

•	Start-up of the second LNG train at the Trinidad & Tobago Atlantic LNG plant.

•	Production start-up at the combined cycle plants in San Roque (Cádiz) and San Adriá de Besós (Barcelona).

Repsol YPF introduced significant changes in its gas and power business in 2002, including the sale of 23% of its interest in Gas Natural SDG.

The decision by Repsol YPF and Gas Natural SDG to restructure the gas & power business has implied that Repsol YPF will be responsible for upstream gas activities, while Gas Natural will be in charge of the downstream gas and power business. As part of this process, Gas Natural SDG transferred its holdings in the Trinidad & Tobago reserves to Repsol YPF, which, in turn, is currently transferring its Cartagena combined cycle activity to Gas Natural SDG.

In August, the Company started up the second liquefaction train at the Atlantic LNG plant in Trinidad & Tobago. This train has a nominal production capacity per annum of approximately 4.4 billion cubic metres (Bcmpa), on which Repsol YPF holds long-term agreements for 800 million cubic metres. 50% of the gas used in this train is supplied by BPTT, a company in which Repsol YPF held a 10% stake up to December 2002, and January 2003 onwards holds a 30% stake.

2002 Results

Repsol YPF operating income in this business area fell from €1,062 in 2001 to €633 million in 2002. This was the result of the consolidation of 24% of the Gas Natural Group by the proportional integration method since the end of May 2002, the deconsolidation of Enagas since June, and the devaluation of the Argentinean peso, which had a direct impact on gas tariffs because all public services contracts in Argentina have been “pesified”, or quoted in pesos. If 24% of Gas Natural SDG were consolidated in both 2002 and 2001, operating income would have fallen 18.5%.

Operating cash flow from the gas and power area was €872 million, 42.8% lower than the year before.

Operating income from Latin American assets and activities was €61 million, much lower than in 2001, mainly because of the situation in Argentina.

With effect as of 1 January 2002, Metrogas has been carried by the equity method, and therefore made a nil contribution to operating income. The consolidation scope for distributors in Brazil (28.8% in CEG and 38.3% in CEG RIO) and Colombia (100% of Gas Natural ESP) changed as of 1 March 2002, when Gas Natural SDG raised its shareholdings in these companies.

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Customer and sales growth in a competitive environment

Repsol YPF natural gas sales in Spain and Latin America are conducted through Gas Natural SDG. Gas sales in 2002 totalled 26.87 Bcm, showing a rise of 13.0% against the previous year, owing to growth in trading sales, and sales to power stations and third party marketing and distribution companies in Spain. In Latin America, sales were higher in all countries except Argentina, and offset lower sales in the Spanish industrial market.

Total natural gas sales in Spain were 18.52 million Bcm, showing a year-on-year rise of 9.4%.

Despite comparatively milder temperatures in 2002, sales to the residential – commercial sector rose 2.4% to 3.03 Bcm, as the Company’s customer base in Spain increased by 287,000 to 4,146,114.

Sales to the industrial sector fell 11.8% in the year, to 9.88 Bcm. The liberalisation of the Spanish gas market encouraged industrial customers to switch from the regulated to the non-regulated market, which underwent significant growth over the year, reaching approximately 11.46 Bcm, equivalent to 55% of the overall market, in comparison to 38% in 2001. Gas Natural Comercializadora sold 7.27 Bcm to the non-regulated market, equivalent to 63% of the overall liberalised market. This year-on-year drop in market share is mainly attributable to third party sales of 25% of the Algerian gas offered for tender at the end of 2001.

Sales to the electricity sector rose 93.8% to 1.99 Bcm following the start-up of the power generation combined cycle facilities. Other sales in Spain jumped 109.3% to 3.62 Bcm, because of increased trading sales in Spain to third party distribution and marketing companies.

With respect to power generation, the start-up of 400 MW in San Roque (Cádiz) and 400 MW in San Adriá de Besós (Barcelona) enabled the Group to generate its first kilowatts of combined cycle electricity, as the first industrial Group operating in the Spanish power generation market. Repsol YPF generated 2,075 GWh of electricity in 2002.

In the context of the liberalised Spanish power market, since mid-November, Repsol YPF has been supplying surplus electricity from its industrial cogeneration plants to the power market operated by OMEL (the power market operator). The Company delivered 243 Gwh to the pool, and at year-end 2002, was the leading cogeneration company in terms of power delivered to the market.

Regarding the sale of electricity in Spain, Repsol YPF has more than a 4% share in the liberalised power market. Sales in 2002 were 2,571 GWh, three times higher than in 2001.

Income from the Latin American gas and power business, at €61 million, was much less than in 2001. The sale of gas in physical units was 16.1% up year-on-year, thanks to growth in Brazil (31.6%), Mexico (26.3%), and Colombia (16.7%), and partially compensated for the decline in Argentina (-1.9%), where business was affected by the unfavourable 2002 economic environment. The local currency devaluation had a great impact on business margins. The Latin American customer base reached 3,908,636, showing an increase of 280,000 during the year.

Trading activity sales outside Spain amounted to 1.68 million Bcm, 52.7% more than in 2001.

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Investments

Gas and power investments in 2002 were 45.1% lower than the year before, at €694 million. Of this amount, €156 million were spent on increasing shareholdings in Brazil and Colombia, and the remainder went to enlarging the natural gas transmission and distribution infrastructure and projects for integrating the gas & power chain.

Prospects

The full liberalisation of the Spanish energy sector as of 1 January 2003 has increased competition in the gas and power markets. The excellent positioning enjoyed by Repsol YPF allows the company to take its pick of emerging business opportunities and strengthen the highest potential projects already undertaken. In this sense, the development of LNG activities will provide a valuable source of revenue.

OPERATING HIGHLIGHTS(*)

Natural gas sales by markets	2000	2001	2002	% 02-01

Billion cubic metres (Bcm)

Residential / Commercial	4.95	5.23	5.38	2.8

Industrial	14.29	14.68	14.20	(3.3)

Power stations	0.80	1.03	1.99	93.8

Others	2.52	2.83	5.30	87.3

TOTAL	22.57	23.77	26.87	13.0

Natural gas sales by geographical areas

Bcm

Spain	16.32	16.92	18.52	9.4

Argentina	2.48	2.26	2.22	(1.9)

Rest of Latin America	2.83	3.48	4.45	27.8

Other countries	0.94	1.10	1.68	52.7

TOTAL	22.57	23.77	26.87	13.0

(*)	With 100% Gas Natural SDG sales

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HUMAN RESOURCES

Repsol YPF subscribes to the principles of excellence, envisaged in the international quality standards, and uses these as a guideline for its human resources policy. These principles are based on EFQM (European Foundation for Quality Management) and FUNDIBEQ (Fundación Iberoamericana para la Calidad) common management models and criteria for the different areas and business lines.

At December 2002, the Repsol YPF workforce consisted of 30,110 employees, spread over twenty-two countries. The consolidated headcount fell significantly in 2002, mainly because of the changes in the method of consolidating Gas Natural SDG within the Repsol YPF Group, currently by the proportional instead of the global integration method.

The geographical distribution of this workforce in 2002 was as follows: 53% in Spain; 44.3% in Latin America; 1.6% in other European countries; 0.5% in the United States of America; and 0.3% in North Africa, and the Middle East and Far East. By business areas: 7.2% of our employees belong to the Exploration & Production area; 5% to Gas & Power; 67.6% to Refining & Marketing; and 8.4% to Chemicals.

The Companies comprising the Repsol YPF Group individually and specifically engage in collective bargaining with their employees. Collective bargaining agreements for the last five years in Spain and Latin America have featured salary moderation, increased productivity, and flexibility in their terms.

In 2002, Repsol YPF successfully completed incorporation of the RYS XXI programme, a new management model involving a profound cultural, structural and technological change, enabling the company to meet the targets set in the previous year: to improve external and internal customer service; broaden delegation; and progress further in a transparent style of in-house communication.

Professional growth

The Company gives priority to ongoing training, based on ethical principles and corporate values. The Company’s Professional Development Plan is based on three fundamental aspects: training in technical skill and personal competency, job mobility, and the organisation of practice periods and scholarships.

The programme accompanying this Plan, introduced in 2001 for the Business Units, was ongoing in 2002 for Service Units and the Corporate Management Core. This consists of workshop sessions with the teams in charge of each unit, in order to align them with the objectives and principles on which the New Management Model is based. The strategic and structural implications, and cultural changes imposed by the new challenges are analysed and shared, so that each element of this model may be developed and put into practice via the preparation and application of a business plan for each unit.

In 2002, the programme for awarding scholarships and contracts for practice periods in Europe and Latin America was an ongoing. Thanks to the agreements reached with leading universities, the number of scholarships for these institutions increased 25%.

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In Europe, Repsol YPF participated in several employment forums and in the Paris Institut Français du Pétrole, where 31 last-year students were selected. In Spain, the recruitment policy initiated in 2000 continued this year with 15 new protocol Agreements with universities, academic centres and foundations, giving priority to institutions located in areas close to the Company’s industrial facilities.

Commitment to Total Quality

In its Commitment to Quality, Repsol YPF has accepted the challenge of continuous progress towards Excellence, in accordance with the EFQM (European Foundation for Quality Management) and FUNDIBEQ (Fundación Iberoamericana para la Calidad) reference models. Taking these models as a reference, the company has developed several self-diagnosis programmes, covering all the Company’s Units and Corporate Divisions. In all cases, a specific Repsol YPF self-diagnosis system is employed, requiring a high degree of Management involvement. In the first year and a half since the programme was introduced, 17 self-diagnoses have been carried out, and all Corporate Units and Areas are expected to have performed at least one self-diagnosis by the end of 2003.

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INNOVATION AND TECHNOLOGY

The Company plans to continue developing its technological innovation capabilities in consonance with its business growth. The Repsol YPF technological activities include the research and development (R+D) of new products and production processes in the areas where proprietary technology enhances the Company’s competitive edge, and acts as a support for the incorporation of new technological advances. Our goals in this area focus on excellence in product quality and production costs. In addition, longer-term projects with technological risks are undertaken in order to gauge the potential of these new technologies.

The new Repsol YPF Technology Centre

In keeping with this philosophy, Repsol YPF inaugurated its new Technology Centre in 2002, one of the best of its kind in the energy sector worldwide, as an explicit example of the Company’s firm commitment to technological research.

The new technology centre is located in Móstoles (Madrid), on the campus of the Instituto Superior de la Energía (Higher Energy Institute), a postgraduate training centre also promoted by Repsol YPF, housing all the Company’s R+D and Technical Assistance facilities, which were formerly scattered in various localities within Spain. This centre provides researchers with functional and flexible workspaces where they can work on future changes and applications with the highest standards of safety, health conditions, and respect for the environment. The Company invested €174 million in the design and construction of this facility, which is staffed by a workforce of approximately 350, more than half of them university graduates and Doctorates.

Business Lines

In Exploration & Production, R+D projects mainly focus on increasing oil recovery at the fields, cutting production costs, and reducing to a minimum the environmental impact of company operations.

In the Refining & Marketing of oil products, the large investments needed to upgrade oil refineries to produce automotive fuels of the standard required by the EU environmental stipulations for the five-year period starting in 2005, require a substantial technological support. Most of the necessary investments have already been committed, in advance of this deadline, and new products have been developed which allow the company stand out over its peers, such as vegetable-based bio-fuels, or the racing fuels and lubricants used by the world motorcycle championship teams.

The development of in-house technology over the past ten years in the Petrochemicals area has brought value to this business line (processes for obtaining styrene-oxide and hydrogenated rubber, plastic sheeting for agricultural use, new metalocene catalysts for obtaining polymers, etc.).

In LGP, the Company has completed remarkable developments for optimising and improving productivity, including simulation models for distribution networks, or the automation of bottling and storage facilities. Projects have also been undertaken to enhance the safety of product usage, and to explore new LPG applications.

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ENVIRONMENT

Repsol YPF looks upon caring for the environment as an essential aspect of business management, which should be applied in all business operations. The Environmental Policy and Management System, introduced in 1996, defines the main principles and management tools necessary to apply this philosophy in a balanced, systematic and documented manner, pursuant to the ISO 14001 international standard. The main aspects and improvements introduced in basic environmental protection during 2002, in compliance with the European Commission recommendation 2001/453/CE, are described in these pages. Detailed information on these issues, including data and indicators, may be found in the Repsol YPF 2002 Environmental Report, the contents of which are verified by an external auditor.

The information required under the resolution of 25 March 2002, issued by the Spanish Instituto de Contabilidad y Auditoría de Cuentas (Institute of Accounting and Auditing) in relation to assets, expenses and investments, contingencies, provisions and future environmental action, is published in Note 22 of the Annual Financial Statements.

Environmental policy and management

During 2002, the core principles of Repsol YPF environmental and safety management were updated under a new Policy. This was based on a Commitment to: “conduct business activities in such a way as to minimise any negative impact that processes, facilities and services may have on the environment, whilst paying special attention to the protection of workers, local surroundings and the public at large.” This Policy is applied in company operations through a Management System, whose main support is the Environmental Manual, in which the management tools and common requisites for all Repsol YPF business areas are defined. To complete the implementation of this system, supply facilities at Spanish ports and all activities in Chile were incorporated during 2002.

Repsol YPF has numerous operating centres certified under the ISO 14001 international standard, including 8 refineries, 12 petrochemical plants, 16 logistics terminals, oil transport, 96 service stations, a lubricants plant together with its marketing system, 4 LPG factories, geophysical activities, and 19 exploration and production (E&P) operations. By the end of 2002, all centres in the Chemical business area, E&P operations in Spain, and the current Spanish Lubricating oil business had been certified.

The Repsol YPF Programme of Environmental Audits is a fundamental tool for ensuring that the centres comply with legal requirements, company policy and in-house guidelines. In 2002, there were 230 environmental audits: 75 of these related to ISO 14001 and EMAS certificates. Environmental Impact Evaluation studies for all new projects are another vital part of environmental management. In this respect, there was intense activity in 2002, in the E&P area, with environmental impact studies conducted in Spain, Algeria, Venezuela, Cuba and Libya, although in several cases these were not required by local legislation.

Control of environmental issues

Repsol YPF sets major importance on energy saving and efficiency as a way to support a responsible use of resources and reduce emissions to air, especially those of CO2, which is the gas mainly responsible for global warming. With respect to this phenomenon, the company follows a strategy of precaution, limiting the emission to air of the gases causing a glasshouse effect, and collaborating with governments in the countries where it conducts operations to facilitate compliance with international agreements: singularly, the Kyoto Protocol.

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Placing saving and efficiency as a priority requires the upgrading of processes, more efficient power and steam generation facilities, and the valorisation of waste or non-commercial currents, which were formerly torch-burned. One of the main steps taken in this direction in 2002 was the installation of new systems to recover torch-burned gas at the Cartagena and Bilbao refineries in Spain. Large investments were also made during the year to avoid the release of volatile organic compounds (VOCs) by using vapour recovery systems at service stations.

With reference to wastewater management, Repsol YPF takes measures in both the prevention of pollution from the industrial processes themselves, and the treatment of discharges generated therein, thus increasing the possibility of industrial re-utilisation, and preserving the ecological balance of the receiving media. In order to do this, all Repsol YPF industrial facilities have been equipped with wastewater purification systems, and in 2002, investment was concentrated on the commercial service station network in Spain and Portugal.

In solid waste management, the company not only applies a minimization programme, but also has in place procedures to ensure a safe elimination of the waste inevitably produced. An example of the former is the reduction, using thermal desorption techniques, of 92% of the solid waste sent to authorised dumps from the waste treatment plant at the Bilbao refinery. With respect to waste elimination, a low-emission incinerator went into service at exploration and production operations in Ecuador.

Preliminary evaluation of the pollution risk is also important, especially in the case of facilities located in sensitive areas. Such is the case of the commercial network. Great progress was achieved during the year in increasing the proportion of company owned and operated outlets in our Spanish service station network and commercial distribution bases, where these now make up 97% of the whole. Soil conditions are also closely monitored, including an evaluation of the remedial measures when required. In the Spanish network alone last year, 45 soil investigations were carried out, and approximately a hundred decontamination operations are underway.

The elimination of passive remains caused by past activities should also be mentioned. In 2002, a large project for the correction of such passive elements was carried out in Venezuela, and an exhaustive inventory performed in South Argentina, assigning environmental risk indices, and defining remediation measures for the period 2002-2005. With reference to abandoned facilities, once the new Cartagena – Puertollano pipeline had gone into service, the terminal at Málaga (Spain) was dismounted, and remedial action committed on the 170,000 m2 plus of storage area. The government authorities expressed acceptance of the result, declaring the land apt for future use.

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REPSOL YPF IN THE COMMUNITY

Repsol YPF, a socially responsible corporation, considers that all business activity should be conducted in an environment in which efficient and profitable business management coincides with the principle of sustainable development. The company interacts with the community in various spheres, contributing to social and cultural development in the countries where it operates. The highlights of such activity are described in the Social Report, which was published for the first time in 2002, and is a step forward in the company’s policy of transparency. This document will be published annually from now onwards.

In applying this philosophy, Repsol YPF has subscribed to and assumed the European Union directives and concept of socially responsible business. It also agrees with the United Nations definition of sustainable development and, in 2002, took as its own the nine principles of the UNO Global Compact, promising to adopt, support and promulgate, in its area of influence, a set of basic values in human rights, labour regulations and the environment.

Community activities and education

The community projects undertaken by Repsol YPF all share the objective of raising integration in the least favoured sectors of the population, and are carried out, above all, in cooperation for development, education and health care. For years now, the company has worked on various projects in support of the sustainable development of communities in the countries where it operates, including basic aid to the communities living nearest to its facilities, without interfering in their way of life and traditions. These activities are accompanied by other programmes for the socio-economic development of the country.

Through the Codespa Foundation, the company aids individuals and communities in developing countries, improving their living conditions and strengthening the local institutions. At present, in Venezuela, a project called “Michiruy Fund” has been undertaken in conjunction with the local NGO Tropical Andes Programme. This venture gives support to micro-business, for the extension and consolidation of a self-managed network of community services in rural tourism.

Repsol YPF takes part in community programmes by offering volunteers and supplying products. Company employees also join in this will to collaborate, with their personal or economic participation. In Argentina, the Programme “Repsol YPF in its Community”, received the first award for Entrepreneurial Solidarity, given by the Ecumenical Forum on Social Responsibility, in the category of company-volunteers.

Our company looks upon education as a top priority, as the foundation on which rests the future of all society. The educational projects we undertake directly or through our Foundations are adapted to the needs of each social environment, ranging from primary education or professional and environmental training, to the awarding of postgraduate scholarships for the Instituto Superior de la Energía (Higher Institute of Energy).

In collaboration with the Ecomar Foundation, a story competition for 8 to 14 year old students was held as part of the “Repsol YPF Sea Weeks”, as an incentive for children to become acquainted with issues such as marine ecology and the environment.

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The company’s ongoing concern with the environment was present in the project “Trees, Living Legends”, conceived to protect, catalogue, preserve and raise awareness of the endemic species existing in various geographical regions of Spain.

Culture

In the world of culture, areas of prime interest for Repsol YPF are the plastic arts, music, and the recovery of our past heritage. One of the most important plastic arts projects in 2002 was our participation in the Photoespaña photographic Festival. Also, in commemoration of the 150th anniversary of Antonio Gaudí‘s birth, Repsol YPF sponsored the Gaudí Universe exhibition, at the Reina Sofía National Museum Art Centre.

With reference to music, the Repsol YPF Programme for the Music of Latin America, under the auspices of the UNESCO, is still the most ambitious project to date. For several years now, this programme has been working to recover archives and musical scores of historical value from the sixteenth to nineteenth centuries in Latin America, especially in the region of the Andes. This baroque music has also been recorded for publication and broadcasting. As part of this programme, the Exaudi Chamber Choir and Instrumental Soloists from Havana gave concerts during 2002 in several Spanish cities.

In the recovery of past heritage, there has been collaboration with the Atapuerca Foundation, as official supplier of fuel during excavation campaigns, and support was ongoing in the restoration of the Roman Amphitheatre at Cartagena.

Another example of Repsol YPF’s commitment to culture is the sponsorship of several publications, including in 2002, “Nature in the Canary Islands”, and “El Alma de la Patagonia” (The Soul of Patagonia). This book, with photographs by Jasmine Rossi, reflects the beauty and magic of the landscape in this region of South Argentina.

The company also presented its annual Campsa Guidebook, one of the best known and appreciated publications of its type, and in Argentina, the YPF Guidebook was printed for the first time, with an interactive CD, containing detailed tourist and gastronomy information and maps. This YPF Guidebook has been declared of interest for tourism by the Argentinean Secretary of Tourism and Sport.

Sports sponsorship

Repsol YPF considers its collaboration with the world of sports as a further expression of the company’s commitment to the community. In 2002, sponsorship for the Plan to Support Olympic Sports (Apoyo al Deporte Olímpico-ADO) continued, with the awarding of grants to the top sporting figures in Spain. This year, the company also continued its presence in the top world motorcycling and motor racing championships, giving support to young drivers and recognised sporting figures alike. With sponsorship to teams in all the FIM Road Racing World Championship classes – 125cc, 250cc, and Motor racing GP, in the 2002 season, Repsol YPF won the 500cc title with Valentino Rossi, while the Spaniard, Fonsi Nieto, at the controls of an Aprilia 250, was Second in the 250cc class.

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Following an absence of several years, Repsol YPF returned to one of the most arduous races on the international racing calendar: the 2003 Dakar Rally. Also, with the Spanish Royal Automobile Federation, the company has developed a programme called Repsol Racing for Spain, based on the discovery of young drivers, which, in its first year, attracted over 6,500 participants, aged between 14 and 17, from all over the country. After the grand finale, held in Madrid, two of these were selected to compete in the 2003 Spanish Formula Junior Championship.

In Argentina, through the brand name YPF, the company sponsored the Argentine Football Team, which took part in the final stage of the World Cup held in Korea and Japan in 2002. And following a long tradition, the company also took part in automobile racing, with a strong presence in the Ford-YPF team which took part in the Argentine Road Racing Championship, TC2000, and finally, in the Stock Car Championship held in Brazil, where there is a long tradition amongst the followers of this sport.

In addition to the above, Repsol YPF sponsors sport in and around its geographical areas of activity, taking part in specific sporting programmes and events held in the proximity of its industrial facilities.

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CORPORATE GOVERNANCE

Encouraging shareholders to take part in business decisions, and increasing investor security are two of the guidelines which define good corporate governance. Repsol YPF has always sought to be at the forefront in applying good governance practices, and these are constantly revised and enhanced to address two main objectives: being worthy of the power delegated by our shareholders, especially minority shareholders, and strengthening the confidence of our investors.

Repsol YPF was the first Spanish company to adopt a code of good governance when, in 1995, it approved Board of Directors Regulations incorporating the leading ideas of the times, inspired by the Cadbury Report. These were amended in 1997, on completion of the Repsol YPF privatisation process, in anticipation of the spirit and many of the recommendations expressed a year later in the Olivencia Report.

The Repsol YPF Corporate Governance guidelines are based on the Code of Good Governance for the Spanish market, dated February 1998, and the principles and recommendation by the special Commission’s Report to Increase Transparency and Security in the Markets and Listed Companies (The Aldama Report), published on 8 January 2003. They are also inspired by the codes of good governance generally accepted on international markets, and are in keeping with the regulations and practices required by the United States authorities of companies traded on the New York Stock Exchange (NYSE). Since 1998, in alignment with the twenty-third recommendation of the Code of Good Governance, Repsol YPF S.A. includes in its Annual Reports an assessment of the degree to which each of this Code’s recommendations have been fulfilled, in the manner suggested by the CNMV (Spanish financial markets’ regulator).

All these regulations have been set in place to respond to stricter demands of society and the market, and with the intention of reflecting the principles by which the company is ruled, in terms of business ethics, transparency and professional standards.

In 2002, Repsol YPF introduced important changes in its Board of Directors Regulations, in response to the latest recommendations from the SEC (U.S. Securities and Exchange Commission) for listed companies. Since 1993, the company also abides by Internal Rules of Conduct for the Board of Directors in relation to the Stock Market (a form voluntarily registered with the CNMV since 1999), and which is being adapted to Law 44/2002 on Measures for the Financial System; and a set of Corporate Management By-laws, in place since 2000.

Conscious of how important a correct management of intangible assets may be to generate a balanced value for all the company’s stakeholders: shareholders, employees, customers and the community in general, in September 2002, the company became a founder member of the “Foro de Reputación Corporativa” (Corporate Reputation Forum).

Within this business context, Repsol YPF wishes to share its management know-how and experience in matters of corporate prestige, and expresses its commitment to study in depth the generation of value resulting from business ethics, good corporate governance, social responsibility and sustainable development policies, and corporate identity and culture.

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THE BOARD OF DIRECTORS

In 2002, Repsol YPF approved new standards for good corporate governance, in response to the globalisation process and a changing business scenario. Consequently, new Board of Directors’ Regulations were passed by the Board of Directors meeting on 25 September 2002, amending the Internal Board of Directors’ Regulations approved in 1997, incorporating new governance criteria, which strengthen the Board of Directors’ role and that of its Commissions. This was intended to increase the involvement and professionalism of this governance body in corporate management control, in order to enhance shareholder and investor security. These amendments to the regulations were, in fact, in anticipation of the principles and recommendations issued by the Aldama Report to Increase Transparency and Security in the Markets and Listed Companies.

Other measures adopted at the aforementioned Board Meeting were the creation of a Strategy, Investment and Competition Commission and new regulations governing the Audit and Control, and Appointment and Remuneration Commissions. Two new requirements were also passed: the endorsement by the Chairman and CEO of the annual statements of account in order to guarantee maximum security for shareholders and investors; and a stipulation that it be incompatible for the external auditor to undertake any other task or service for the group, whenever so contemplated by the law.

On 27 November 2002, this Board of Directors further strengthened its management role by agreeing to create a Disclosure Committee. This measure was taken in response to the stipulations of the Sarbanes Oxley Act 2002, whose scope of application includes foreign companies listed on the United States stock markets.

The creation of this Disclosure Committee – as termed by the Securities and Exchange Commission (SEC) – strengthens the corporate principle that all information released by Repsol YPF to its shareholders, the markets on which its shares are negotiated, and the regulatory authorities of these markets, is accurate and complete, and adequately represents the company’s financial situation and the results of its operations. It will also ensure that this information be delivered within the stipulated deadlines and in fulfilment of the other requirements established in the regulations and general principles governing the working of the markets and good governance, as accepted by the company.

At present, the Repsol YPF Board of Directors is comprised of twelve members: six of these are external, five are institutional, and one executive. In order to improve efficiency and transparency in corporate governance, the Board of directors has a Delegate Commission, and three special Commissions: The Audit and Control Commission, the Appointment and Remuneration Commission, and the Strategy, Investment and Competition Commission. Executive directors may not serve on the Audit and Control, or Appointment and Remuneration Commissions.

The Delegate Commission

Composition

Chairman: Alfonso Cortina de Alcocer.

Members: Josep Vilarasau i Salat, José Ignacio Goirigolzarri Tellaeche, Antonio Hernández-Gil Álvarez-Cienfuegos, Enrique de Aldama y Miñón, Juan Molins and P.M.I. HOLDINGS B.V., represented by Raúl Muñoz Leos.

Mission

•	The founding of new companies or participation in existing companies with an investment of less than six million euros, of a permanent nature or unrelated to Repsol YPF’s core business activity.

•	Authorisation for the divestment of corporate shareholdings or assets with a value between six and thirty million euros.

•	Approval of investment projects involving between six and thirty million euros.

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“The team responsible for this Commission permanently safeguards that the Repsol YPF mission, vision and values guide the activities of our company’s top management and all its workers and collaborators. Its objective is that of creating added value for our shareholders and increasing, day-by-day, the confidence deposited in us by our investors and the market.” (Alfonso Cortina, Chairman of the Delegate Commission).

The Special Commissions

The Audit and Control Commission

Composition

Chairman: Ignacio Bayón Mariné.
Members: Antonio Brufau Niubó and Marcelino Oreja Aguirre.

Mission

•
To give support to the Board of Directors in its duties of oversight (through regular revision of the process for preparing the economic and financial data), executive controls, and in ensuring the independence of the external auditor;

•	To oversee the fulfilment of all legal requirements and in-house regulations relevant to the company, and

•	Propose the appointment of external auditors.

“The Commission, of which I have the honour to be a member, is based on the principle of independence. To be independent and ensure that all the economic and financial information released gives a true picture of Repsol YPF. A further duty is that of exercising control over the legality, and strict application of in-house regulations in all company activity”. (Ignacio Bayón, Chairman of the Audit and Control Commission).

The Appointment and Remuneration Commission

Composition

Chairman: Gonzalo Anes.
Members: Antonio Hernández-Gil Álvarez-Cienfuegos and Gregorio Villalabeitia Galarraga.

Mission

•	Proposing and informing on appointments and remuneration;

•	Analysing periodical incentives proposals, in particular those linked to the share price;

•
Inform of the proposals to appoint members to the Board of Directors, and report on the corporate directors’ performance with regard to corporate governance principles, the company By-laws, and the Board of Directors Internal Regulations.

•	Proposal of a system for selecting external Board members.

“The main objective targeted by the team making up this Commission is that two of the values defining Repsol YPF corporate philosophy be fulfilled: that the professional quality of those proposed to serve on the management team be guaranteed, and that there be a remuneration policy in consonance with their responsibility and the evolution of the company.” (Gonzalo Anes, Chairman of the Appointment and Remuneration Commission).

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The Strategy, Investment and Competition Commission

Composition

President: Enrique de Aldama y Miñón.
Members: Juan Molins Amat and P.M.I. HOLDINGS B.V., represented by Raúl Muñoz Leos.

Mission

•
To propose and inform the Board of Directors or Delegate Commission, in an obligatory but non-binding capacity, on strategic decisions of importance for the Repsol YPF Group, and/or on investments or divestments subject to approval by the Board or the Delegate Commission, and

•	Inform on compliance with antitrust principles and regulations, ensure their fulfilment, and be aware of the requirements or measures dictated by anti-trust authorities, with relevance to the Group.

“The members of the Strategy, Investment and Competition Commission, intend that our acts should clearly depict a more open, less hierarchical structure, and the fruit of a more flowing and transparent style of communication between the Board and Officers, to the benefit of the company, the sector and the community at large.” (Enrique de Aldama, Chairman of the Strategy, Investment and Competition Commission).

Executive Committee

Composition:

Alfonso Cortina de Alcocer, Chairman and CEO

Ramón Blanco Balin, Chief Operating Officer

Carmelo de las Morenas López, Chief Financial Officer

Miguel Angel Remón Gil, Executive Vice President for Upstream

José Manuel Revuelta Lapique, Corporate Director for Institutional Affairs, Assistant to the Chairman

Juan Sancho Rof, Executive Vice President for Downstream

Mission

•	The taking of strategic decisions;

•	Defining Group objectives and approving corporate policies

•	Approval of the Strategic Plan and the Group budget;

•	Control of decisions taken by the Governance Committees in Strategic Business Areas;

•	Approval of the investment/expense proposals within their scope of action.

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Core Corporate Management Governance Committee

Composition:

Alfonso Cortina de Alcocer, Chairman and CEO

Ramón Blanco Balín, Chief Operating Officer

Carmelo de las Morenas López, Chief Financial Officer

Miguel Ángel Remón Gil, Executive Vice President for Upstream

José Manuel Revuelta Lapique, Corporate Director for Institutional Affairs, Assistant to the Chairman

Juan Sancho Rof, Executive Vice President for Downstream

Fernando Cid García, Corporate Director of Real Estate and General Services

Jesús Fernández de la Vega Sanz, Corporate Director of Human Resources

Antonio Gomis Sáez, Corporate Director of External Relations

Enrique Locutura Ruperez, Corporate Director of Shared Services

Luis Alberto Mañas Antón, Corporate Director of Planning and Control

Rafael Piqueras Bautista, Corporate Director of Legal Affairs

Mission:

•	To define and transmit corporate policies;

•	To coordinate Corporate Divisions and the Strategic Business Areas, and

•	Analyse and define measures to strengthen the presence of a common culture throughout the Group.

The members of the Repsol YPF Governance Committee received the following amounts as salary, expenses and remuneration during 2001 and 2002:

	€Thousands

	2002(4)	2001

Salaries(1)	6,299	5,354

Allowances(2)	972	846

Variable remuneration(3)	1,775	5,307

Remuneration in kind	543	342

TOTAL	9,599	11,849

(1)	Includes remuneration as salaries received by members of the Board of Directors belonging to said Committee.
(2)	Paid as remuneration to members of the Core Corporate Management Committee for belonging to group company Boards of Directors.
(3)	In 2001, includes exercise of the Programme of Rights on Repsol YPF share price appreciation in 1998.
(4)	Includes remuneration to Bernard Gremillet and Juan Antonio Ortega y Diaz-Ambrona up to April 2002.

There is no remuneration to the members of this Committee other than that perceived for the exercise of their responsibilities as members of same.

The Disclosure Committee

Composition

Chairman: Carmelo de las Morenas

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Members: Jesús Fernández de la Vega Sanz, Antonio Gomis Sáez, Isidoro Mansilla Barreiro, Luis Alberto Mañas Antón, Rafael Piqueras Bautista, Ángel Ramos Sánchez, Miguel Ángel Remón Gil, and Juan Sancho Rof.

Mission

•	The general monitoring of the regulations and voluntary codes of conduct relating to company law and good governance.

•
To direct and coordinate the procedures for preparing the accounting and financial data to be approved and registered as demanded by law. A similar function to establish enough suitable and efficient internal control systems to ensure that all the company’s financial statements, as included in annual and quarterly reports, are correct, trustworthy, sufficient and clear, and that the significant risk identification procedures are in place in company businesses and activities.

•	The revision and supervision of all information released to regulatory agents, shareholders and investors, and the media.

•	To prepare and update the Repsol YPF Code of Ethics and the Internal Rule of Conduct with regard to Company Shares on the Stock Markets.

•	Supervision of a committee similar to this, to be set up by YPF S.A., as required of all companies whose stock is negotiated in the United States of America.

“The defence and protection of our shareholders’ and investors’ rights has been a goal for Repsol YPF since its foundation. In the exercise of the duties assigned to it by the Board, the Disclosure Committee will ensure that all the legal procedures and controls voluntarily adopted by the company are correctly applied, and that the result be an example of business integrity and transparency. Fortunately, we are able to count on a great team of professionals who will undoubtedly facilitate this task..” (Carmelo de las Morenas)

THE INTERNAL RULE OF CONDUCT ON THE STOCK MARKETS

Since 1993, Repsol YPF, as a company issuing shares negotiated on the Stock Market, has been obliged to adopt an internal rule of conduct with regard to the stock market. However, prior to that date, in 1989, the company, on its own initiative, had already set in place a code of standards, which is constantly updated to suit the new economic, social and market circumstances.

These regulations are mandatory for administrative staff or members of the Repsol YPF Board of Directors, directors managing Group companies, and other employees whose responsibilities are such that they may have access to privileged information relating to the market. This committee is responsible for updating the register of shares in their possession and for confirming the entries therein at least once a year, following declaration from the interested parties.

These regulations also refer to the periods of restricted activity in order to prevent an incorrect use of privileged information, violation of the right to confidentiality, and the need for an attitude of strict respect for the law governing stock market activities.

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THE CORPORATE MANAGEMENT BY-LAWS

Apart from the foregoing compulsory in-house regulations, Repsol YPF management personnel are required to express their commitment to the corporate values defined in the “Corporate Management By-laws”, and their professional conduct is based on the fulfilment of a specific code of ethics with respect to the company, employees, customers, suppliers and the general public.

Consequently, the management team, whilst accepting that economic results are the main indicator in gauging the efficiency of corporate activity, considers that the motivation of company members, their continuous training, safety at the workplace, respect for the environment, and an ongoing collaboration with the community are priority factors for Repsol YPF.

The By-laws also define the “Legal Regime”, the company’s “Mission, Values and Principles”, and the “Basic Management Obligations”, among which figure professional expertise, teamwork, confidentiality, and objectivity and independence in the fulfilment of job responsibilities.

BOARD MEMBERS AND DIRECTORS’ REMUNERATION POLICY

The pursuit of transparency with reference to the Board Members and Directors’ remuneration policy is another value, which defines Repsol YPF corporate philosophy. Directors’ remuneration is linked to company performance and varies according to the degree of responsibility.

In accordance with the company by-laws, each year, Repsol YPF allots an amount equivalent to 1.5% of cash profit as remuneration to the Board of Directors. The exact amount is set after making the legal reserve and setting aside for the shareholder a dividend of at least 4%.

Since 2000, when approved at the Annual General Shareholders Meeting, Board Members may receive an additional remuneration in company stock, stock options, or any other system of remuneration reference-linked to the share price.

In keeping with the Aldama Commission Report, Independent External and Institutional Board Members may not have access to the remuneration systems based on the receipt of company stock, stock options, or any other system of remuneration reference-linked to the share price.

In February 2003, the total number of shares owned by current Board members was 497,832, representing 0.0408% of the company’s capital equity.

	Shares held

MEMBERS	Direct	Indirect	Total	%

Alfonso Cortina de Alcocer	424,000	0	424,000	0.0347

José Vilarasau Salat	3	0	3	0.0000

José Ignacio Goirigolzarri Tellaeche	100	0	100	0.0000

Antonio Hernández-Gil Alvarez Cienfuegos	0	0	0	0.0000

Enrique de Aldama y Miñón	22,431	10,108	32,539	0.0027

Gonzalo Anes Alvarez Castrillón	2,000	0	2,000	0.0002

Ignacio Bayón Mariné	7,050	0	7,050	0.0006

Antonio Brufau Niubó	3,950	0	3,950	0.0003

Juan Molins Amat	8,044	0	8,044	0.0007

Marcelino Oreja Aguirre	5,436	0	5,436	0.0004

PMI Holdings B.V. (1)	14,700	0	14,700	0.0012

Gregorio Villalabeitia Galarraga	10	0	10	0.0000

TOTALES	487,724	10,108	497,832	0.0408

(1)	The final holder of these shares is Petróleos Mexicanos, sole shareholder of said company.

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Medium and Long Term Programme of Incentives

Since 2002, the Appointment and Remuneration Commission to the Board of Directors has in place a loyalty-building programme mainly for management staff, extensible to other highly responsible members of the Group. This programme sets a medium/long term incentive as part of the remuneration system, linked to a revaluation in the Repsol YPF S.A. share price within a fixed period of time.

The company has adopted this system in order to strengthen the link between the management and shareholder interests; and to favour the permanence within the Group of the most outstanding company members, in an ever more competitive labour market.

The beneficiaries of these plans are entitled to a compensation in cash, in proportion to the revaluation of Repsol YPF S.A. stock, with respect to specific prices and the number of shares received. In each of the existing plans, each beneficiary is assigned shares from two different tranches. The cash compensation will comprise a cash amount equivalent to the appreciation registered by Repsol YPF stock in the stock market, with respect to a reference price established by the respective plans for each of the share tranches.

At the close of each year, the option rights conferred on the beneficiaries and pending redemption are valued at market levels, by way of a linear pro-rata of the resulting amount, depending on the length of time outstanding before the plan’s maturity date. At 31 December 2002 and 2001, an expense of €4.9 and €0.5 million respectively was booked for this item as personnel expenses.

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ITEM 3

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors’ report on consolidated financial statements

To the Shareholders of Repsol YPF, S.A.:

1.
We have audited the consolidated financial statements of Repsol YPF, S.A. and Dependent Companies comprising the consolidated balance sheets as of December 31, 2002, and the related consolidated statements of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the consolidated financial statements of Gas Natural SDG, S.A. and Dependent Companies, in which Repsol YPF, S.A. had a holding of 24.04% as of December 31, 2002, and whose assets and net income represented 5.65% and 13.1%, respectively, as of December 31, 2002, of the related consolidated figures of Repsol YPF, S.A. and Dependent Companies. The consolidated financial statements of Gas Natural SDG, S.A. and Dependent Companies were audited by other auditors (see Exhibit 1) and our opinion as expressed in this report on the consolidated financial statements of Repsol YPF, S.A. and Dependent Companies is based, with respect to the ownership interest in Gas Natural SDG, S.A. and Dependent Companies, solely on the report of the other auditors.

2.
As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors’ report dated March 27, 2002, on the 2001 financial statements contained an opinion qualified for the uncertainty arising from the situation in Argentina.

3.
The net investment, including goodwill in consolidation, of the Repsol YPF Group in the companies present in Argentina amounted to approximately €13,811 million as of December 31, 2002. As a result mainly of the devaluation of the Argentine peso against the U.S. dollar and the euro in 2002, and the losses on assets arising in the year due to the impact of the measures adopted by the Argentine Government, the “Shareholders’ Equity – Translation Differences” caption as of December 31, 2002, and the 2002 consolidated statement of operations referred to above, include losses of €1,102 million and €188 million, respectively, and the financial statements also include all the significant events and effects of the new economic and monetary policies in force in Argentina that were known as of the date of preparation of the financial statements.

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As indicated in the notes to financial statements referred to above, in 2002 a profound change was implemented in Argentina in the economic system and the Convertibility Law that had been in force since March 1991, starting with the approval of Law 25,561 on Public Emergency and Reform of the Exchange System on January 6, 2002. Also, in recent months the general economic situation has changed, and there has been growth in activity, relative stability in the exchange rate and a decrease in the monthly inflation rate. Similarly, new events have taken place from the regulatory standpoint, the most noteworthy of which are: (i) Decree 2703/02 was approved by the Argentine Government on December 27, 2002, which ratified from that date the system of free availability of currency from exports of crude oil, natural gas and liquefied gases applicable to producers pursuant to Decree 1589/89, and (ii) in January 2003, the Argentine Central Bank (BCRA) withdrew the requirement that prior authorization must be obtained from the BCRA for currency transfers to other countries in respect of the distribution of dividends. In Note 1.d.1 the directors describe these and other matters relating to the current political and economic situation in Argentina and its foreseeable evolution, and the possible effect thereof on the future development of the Group’s operations in Argentina.

4.
In our opinion, based on our audit and on the report of the other auditors (see Exhibit I), the 2002 consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Repsol YPF, S.A. and Dependent Companies as of December 31, 2002, and of the results of their operations and of the funds obtained and applied by them in the years then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5.
The accompanying consolidated management report for 2002 contains the explanations which the Controlling Company’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated Companies’ accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Jesús María Navarro

March 7, 2003

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ITEM 4

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain.
In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE
REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001

	Millions of Euros

ASSETS	2002	2001

FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 3)	61	100

Intangible assets (Note 4)
Cost	1,315	2,019
Less – Accumulated amortization	(417)	(518)

	898	1,501
Property, plant and equipment (Note 5)
Cost	45,566	58,695
Less – Accumulated depreciation, depletion and amortization	(25,004)	(28,259)

	20,562	30,436
Investments in affiliates and other financial assets (Note 6)	1,218	1,488

Total fixed and other noncurrent assets	22,739	33,525

GOODWILL ARISING ON CONSOLIDATION (Note 7)	2,934	4,497

DEFERRED EXPENSES (Note 8)	683	616

DEFERRED TAX ASSETS (Note 15)	616	694

CURRENT ASSETS
Inventories (Note 9)	2,119	2,106

Accounts receivable
Trade	3,308	4,600
Tax receivables	767	835
Other accounts receivable	662	843
Less – Allowance for doubtful accounts	(267)	(513)

Total accounts receivable	4,470	5,765

Temporary cash investments (Note 10)	4,270	3,909

Cash on hand and at banks	195	278
Prepaid expenses and deferred collections	38	49

Total current assets	11,092	12,107

TOTAL ASSETS	38,064	51,439

The accompanying Notes I to 26 are an integral part of these consolidated balance sheets.

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Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain.
In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE
REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001

	Millions of Euros

SHAREHOLDERS’ EQUITY AND LIABILITIES	2002	2001

SHAREHOLDERS’ EQUITY (Note 11)
Capital stock	1,221	1,221
Paid-in surplus	6,428	6,428
Other reserves of the parent company:
Restatement reserves	3	3
Other reserves	3,001	1,394
Reserves of consolidated companies	4,290	5,178
Translation differences	(3,126)	(454)
Net income for the year	1,952	1,025
Interim dividend paid during the year	(183)	(257)

Total shareholders’ equity	13,586	14,538

MINORITY INTERESTS (Note 12)	4,223	6,591

NEGATIVE GOODWILL	3	12

SUBSIDIES AND DEFERRED REVENUES (Note 13)	262	877

LONG-TERM LIABILITIES (Note 14)
Pensions costs	69	60
Other provisions	1,096	1,337

Total long-term liabilities	1,165	1,397

DEFERRED TAX LIABILITIES (Note 15)	503	516

LONG-TERM DEBT
Loans (Note 16)	8,273	13,488
Refundable deposits (Note 17)	196	213
State financing of investments in exploration	3	5
Other accounts payable	915	712

Total long-term debt	9,387	14,418

CURRENT LIABILITIES
Short-term debt (Note 16)	3,999	7,563
Suppliers of products	2,609	2,516
Other accounts payable	1,677	2,315
Accrued taxes payable	615	622
Accrual liabilities	35	74

Total current liabilities	8,935	13,090

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	38,064	51,439

The accompanying Notes I to 26 are an integral part of these consolidated balance sheets.

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Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain.
In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE
REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF INCOME
As of December 31, 2002 and 2001

	Millions of Euros

EXPENSES	2002	2001

Materials consumed	29,436	33,728
Personnel expenses
Wages, salaries, etc.	869	1,328
Employee welfare expenses	292	404
Depreciation, depletion and amortization	2,626	2,971
Variation in operating provisions	(56)	302
I. OPERATING INCOME	3,323	4,920

	36,490	43,653

Interest expenses	1,382	1,619
Exchange losses	1,790	1,473
II. INTEREST INCOME (EXPENSE)	(786)	(1,352)

	2,386	1,740

Amortization of goodwill in consolidation	(300)	(323)
III. INCOME (EXPENSE) FROM ORDINARY ACTIVITIES	2,202	3,280

Variation in fixed asset provisions	423	714
Losses on fixed assets	20	13
Provisions for labor force restructuring plans	54	103
Extraordinary expenses	511	330

IV. EXTRAORDINARY INCOME (EXPENSE) (Note 18)	648	(777)

	1,656	383

V. INCOME BEFORE INCOME TAX AND MINORITY INTEREST	2,850	2,503
Income tax (Note 15)	(564)	(988)

VI. INCOME FOR THE YEAR	2,286	1,515
Income attributed to minority interests (Note 12)	(334)	(490)

VII. NET INCOME	1,952	1,025

The accompanying Notes I to 26 are an integral part of these consolidated statements of income.

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Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain.
In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE
REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF INCOME
As of December 31, 2002 and 2001

	Millions of Euros

REVENUES	2002	2001

Net Sales	35,555	42,851

Variation in finished product and work-in-process inventories	100	(182)

Capitalized expenses of Group work on fixed assets	70	92

Other operating revenues	765	892

	36,490	43,653

Revenues from shareholdings	8	5
Gains on short-term financial investments	624	501
Exchange gains	1,754	1,234

	2,386	1,740

Share in the income of companies carried by the equity method	(35)	35

Gains on fixed asset disposals	16	123
Gains on disposal of shareholdings	1,592	192
Capital subsidies and other deferred revenues transferred to income	8	13
Extraordinary revenues	40	55

	1,656	383

The accompanying Notes I to 26 are an integral part of these consolidated statements of income.

REPSOL YPF, S.A. AND COMPANIES COMPRISING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain.
In the event of a discrepancy, the Spanish-language version prevails

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES AND REGULATORY FRAMEWORK

	a)	Basis of presentation

REPSOL YPF, S.A. and the companies composing the REPSOL YPF Group (hereinafter “REPSOL YPF” or the “REPSOL YPF Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engages in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

The accompanying consolidated financial statements, which were prepared from the accounting records of REPSOL YPF, S.A. and companies composing the REPSOL YPF Group, are presented in accordance with current legislation, the Spanish Corporations Law, generally accepted accounting principles in Spain (“Spanish GAAP”) and consolidation regulations and, accordingly, give a true and fair view of the Group’s shareholders’ equity, financial position and results of operations.

Article 1.1 of Royal Decree 2814/1998 enacting the regulations on the accounting aspects of the introduction of the Euro stipulates that consolidated financial statements expressed in Euros may include values in thousands of Euros when the magnitude of the figures so requires, and that this circumstance must be disclosed in the related notes. However, the directors consider that, given the magnitude of the figures in the Group’s financial statements, and on the basis of standard practice among companies in the industry, presenting the financial statements in millions of Euros gives a truer and fairer view of the Company’s shareholders’ equity, financial

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position and results of operations and, accordingly, facilitates their better comprehension.

The 2002 financial statements, which were prepared by the Board of Directors of REPSOL YPF, S.A., will be submitted, as will those of the investees, for approval by the respective Shareholders’ Meetings, and it is considered that they will be approved without any changes. The 2001 financial statements were approved by the Shareholders’ Meeting on April 21, 2002.

b)	Consolidation principles

The Exhibit I hereto shows the consolidated dependent, associated and multigroup companies directly or indirectly owned by REPSOL YPF, S.A. The investees excluded from consolidation represent approximately 0.60%, 0.26% and 0.42% of REPSOL YPF’s assets, operating revenues and operating income, respectively, for 2002.

The companies were consolidated on the basis of the following principles:

	–	Companies over which effective control is exercised were consolidated by the global integration method.

	–	Multigroup companies which are managed jointly with third parties were consolidated by the proportional integration method.

	–	Companies over which significant influence is exerted but in which there are not majority voting rights or joint management with third parties are carried by the equity method.

–
The equity of minority interests in shareholders’ equity is presented under the “Minority Interests” caption on the liability side of the consolidated balance sheets and their equity in income is presented under the “Income Attributed to Minority Interests” caption in the consolidated statements of income (see Note 12).

–
In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated dependent companies and of the companies carried by the equity method to the parent Company’s accounts, since it is considered that such reserves will be used to finance the operations of each company and that those that may be distributed will not give rise to a material additional tax cost.

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–	Transactions between consolidated companies

All material balances, transactions and profits between the companies consolidated by the global integration method were eliminated in consolidation.

All accounts receivable and payable, revenues, expenses and income derived from transactions between the companies consolidated by the proportional integration method and other Group companies were eliminated in proportion to REPSOL YPF’s percentage of ownership of these companies.

Income derived from transactions between Group and associated companies was eliminated in proportion to the Group’s percentage of ownership of these companies.

–	Uniformity of items

In order to present the consolidated financial statements using uniform valuation standards, at investees that apply accounting and valuation methods that differ from those of the Group adjustments were made in consolidation when the effect thereof was material.

–	Translation of financial statements denominated in foreign currencies

For the purpose of preparing the accompanying consolidated financial statements, the investees’ financial statements denominated in foreign currencies were translated to Euros as follows: assets, rights and obligations were translated at the year-end exchange rates; capital stock and reserves were translated at the historical exchange rates; and revenues and expenses were translated at the average exchange rates in the periods in which they arose.

The resulting translation differences, net of the portion relating to minority interests, which is recorded under the “Minority Interests” caption, are included under the “Translation Differences” caption in the accompanying consolidated balance sheets (see Note 11).

The exchange rates against the euro of the main currencies used by the Group companies as of December 31, 2002 and 2001, were as follows:

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	December 31, 2002	December 31, 2001

U.S. dollar	1.049	0.89
Argentine peso	3.481	1.513
Brazilian real	3.705	2.066
Chilean peso	753.463	582.829

c)	Regulatory framework

The oil and gas industry in Spain is mainly regulated by Law 34/1998 approved on October 7, 1998 and its implementing regulations, and by Royal Decree-Laws 6/1999 and 6/2000, approved on April 16, 1999 and on June 23, 2000, respectively, which increased competition and deregulation of the industry

The following noteworthy matters occurred during the time period covered by this report:

•
Ownership of the capital stock of Compañía Logística de Hidrocarburos, S.A. (“CLH”), the main logistics company in the liquid hydrocarbons industry, was opened up: the ownership interest of any one company or group of companies was limited to 25%, and the joint ownership interest of companies with refining capacity in Spain was limited to 45%.

In order to comply with the aforementioned limitations, in 2002 Repsol YPF performed various transactions for the sale of CLH shares, thus reducing its aggregate holding in CLH to 31.79% as of December 31, 2002.

•
Similarly, ownership of the capital stock of Enagás, S.A. (“Enagás”), the technical manager of the system and the main natural gas transmission company, was also opened up, and the ownership interest of any one company or group of companies was limited to 35%.

In order to comply with the aforementioned limitation, in June 2002 Gas Natural sold through a public offering 59.1% of the capital stock of Enagás for approximately €917 million, thus reducing its holding to 40.9%. The remaining 5.9% holding, which Gas Natural must reduce in order to comply with the requirements of Royal Decree Law 6/2000, will be sold when market conditions are more favorable.

• From January 1, 2003, all natural gas consumers will be eligible consumers and will therefore be able to choose their gas supplier.

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•
Through January 1, 2004, 25% of the natural gas transported from Algeria through the El Maghreb gas pipeline will be assigned to retailers and the remaining 75% directly to Enagás for sale in the regulated market. The procedure for assignment to the retailers was approved by an Order of the Ministry of Economy dated June 29, 2001.

•	From January 1, 2003, the maximum share of natural gas to be supplied in the Spanish market by any one company or group of companies is limited to 70%.

•	The restriction on the opening of new service stations established by Royal Decree-Law 6/2000 will remain in force through June 2005.

•
Royal Decree 785/2001, bringing forward the prohibition of the sale of leaded gasoline to August 1, 2001, and establishing the specifications for the gasolines which were to substitute it, was enacted on July 6, 2001, thereby completing the transposition of Directive 98/70/EC into Spanish law.

•
Royal Decree 949/2001, regulating third-party access to gas facilities and establishing an integrated economic system for the natural gas industry, was enacted on August 3, 2001. The main aims of the provisions of this Royal Decree are as follows:

a)
To regulate the operation of the gas system with regard to third-party access to gas facilities, determining the general principles that should govern the technical operation of the system, the remuneration of regulated activities (distribution, regasification, strategic storage and transmission), the system of rates, fees and charges, and the settlement procedure.

b)
To guarantee the continuity, quality and safety of the supply of natural gas, coordinating the activities of all the system players while observing the principles of objectivity, transparency and non-discrimination.

•
Royal Decree 949/2001 was implemented on February 15, 2002, by three Ministerial Orders establishing the specific remuneration of the operators carrying on regulated activities and the amount of the rates, fees and charges to be received in the regulated transmission and distribution activities.

•
An Order of the Ministry of Economy dated March 22, 2002, updated the marketing costs of the system for determining the maximum pre-tax sale prices of L.P.G. for containers with a capacity of 8 Kg or more, rendering ineffective the previous Order dated October 6, 2000.

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	•	Royal Decree 1434/2002 was enacted on December 27, 2002, to complete the regulatory framework for natural gas-related activities.

This regulation establishes the requirements relating to the legal, technical and economic capability that must be accredited by the companies that wish to perform natural gas transmission, distribution and marketing, and the rights and obligations thereof.

The regulation also covers all relations between gas companies and consumers, such as connection and network access rights, conditions of the contract for supply under the rate system, the transfer and subrogation of these contracts and free-market contracts, with special attention to the regulation of the procedure for changing supplier.

Lastly, the regulation amends certain rules in Royal Decree 949/2001 relating to third-party access to gas facilities, establishes the authorization procedure for the construction, modification, operation, transmission and closure of facilities and regulates the procedures for registration in the Administrative Register of Gas Transmission Facilities and in the Administrative Register of Distributors, Retailers and Eligible Customers of gaseous fuels by pipeline.

•
Law 53/2002 on Tax, Administrative, Labor and Social Security Measures, enacted on December 30, amended Royal Decree-Law 15/1999 as regards the placement of information signs both at the entrance to concession-operated state-owned tollroads and in the vicinity of service stations on national roads, indicating the distance to the nearest service stations and the type, price and brand of the products on sale.

d)	Comparative information

	d.1)	Adjustments due to the situation in Argentina

On January 6, 2002, the Argentinean Parliament approved Law no. 25,561 on Public Emergency and Reform of the Exchange System. The new legislation and its supplementary provisions marked the abandonment of the convertibility of the peso and the establishment of an official exchange rate and a “free” exchange market. The official exchange rate was fixed at ARP 1.40/US$1 and the closing peso/US$exchange rate on the first day of reopening of the free exchange market (January 11, 2002), which had been

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suspended since December 23, 2001, was between ARP 1.60 and ARP 1.70/US$1.

Subsequently, various regulations were passed introducing additional modifications to the new legislation in force. The main features of these regulations at the date of approval of these financial statements are as follows:

a)	The unification of the exchange market in a single free market on which all foreign trade transactions will be performed. The closing exchange rate on December 31, 2002, was ARP 3.32/US$1.

Through August 8, 2003, currency transfers to other countries in respect of payments of financing loan capital and distribution of dividends will require prior authorization from the Argentinean Central Bank (“BCRA”). However, the BCRA has relaxed certain currency transfer restrictions. In particular, in January 2003 the requisite for prior authorization of currency transfers to other countries in respect of the distribution of dividends was with drawn

Collections relating to exports of goods and services whose value exceeds U$S 1 million, with the exceptions described below, must be settled in the single free exchange market within the time periods established by the Argentinean Secretariat of Industry and Commerce. Also, payments of financing loan capital obligations must, in the appropriate cases, be approved by the BCRA, except, inter alia, certain export prefinancing, financing and early collection contracts and certain contract financings the conditions of which envisage debt-servicing through the use abroad of the flow of funds from exports, for which the direct use of collections from exports is permitted for settling the payments, although in some cases the approval of the BCRA is required.

Also, Decree 1589/89 of Argentina’s National Executive Power establishes that the producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law 17,319 and supplementary decrees, and producers who so agree in future shall have unrestricted use of the percentage of currency from exports of crude oil, crude oil derivatives, natural gas and/or freely available liquefied gases, as stipulated in tenders and/or renegotiations, or agreed in the respective contracts. In all cases, the maximum percentage of currencies for unrestricted use is 70% of each transaction. On December 27, 2002, the National Executive Power, through Decree 2703/02, ratified from that date the 70% limit as the maximum percentage of freely available currency for

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exports of crude oil and its derivatives. Also, since in 2002 various official advisory agencies expressed the opinion that the right enjoyed by the oil and gas industry in respect of the free availability of currency from exports of oil and gas and their derivatives, established in Article 5 of Decree 1589/89, had been implicitly abolished by the new exchange regime set up by Decree 1606/02, the Company took out an injunction requiring the National Executive Power, the Ministry of Economy and the BCRA to refrain from ordering any measure affecting the free availability of currency enjoyed by YPF under the aforementioned Decree 1589/89. After Decree 2703/02 was published, YPF extended its clarificatory injunction so that any doubt arising from this rule could be resolved.

b)
The conversion to pesos of all U.S. dollar-denominated deposits held with finance entities in Argentina at an exchange rate of ARP 1.40/US$1, and of all financial obligations expressed in U.S. dollars arranged in Argentina as of January 6, 2002, at the rate of ARP 1/US$1. Deposits and certain debts converted to pesos will be adjusted subsequently by a “Reference Stabilization Coefficient” (CER) to be published by the BCRA, which will be applied from February 3, 2002, the date of publication of Decree 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for obligations to the financial system, stipulated by the BCRA.

c)
The conversion to pesos of all private contracts entered into as of January 6, 2002, at an exchange rate of 1 ARP 1/US$1, subsequently adjusted by the CER, per the conditions indicated in point b) above. If, after the application of this provision, the resulting value of the good or service were higher or lower than its value at the time of payment, either of the parties may request a fair adjustment of the price.

d)
The conversion to pesos of the rates for all public services previously pacted in dollars and subsequent renegotiation thereof on a case-by-case basis as stipulated by the Public Emergency Law, which has been delayed longer than initially expected. Certain services (including gas and electricity) were recently awarded rate increases by Decree of the National Executive Power, on account of the increases arising from the aforementioned renegoatiation. The increases vary among services and types of users. Although the Decree is in force, legal challenges have been filed against the increases.

e)	The restriction of the free availability of funds deposited at finance entities and the suspension for two years of the law of the inviolability of deposits.

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f)
The implementation of a new system of withholdings from oil and gas exports (20% for oil and 5% for refined products), which are in force for five years. In 2002, the withholdings from certain products originally included were reduced or abolished.

g)
The suspension of the application of Article 94.5 and Article 206 of Companies Law 19,550 referring to the dissolution due to the loss of capital stock or the compulsory reduction thereof, respectively, through December 10, 2003.

h)
The emergency period established in February 2002, during which the in-court and out-of-court enforcements, including mortgages and pledges from any source, both for debtors in preventive bankruptcy proceedings and for the remaining debtors in the private sector were stayed, ended. In the agreement entered into by the Argentinean Government and the International Monetary Fund, Argentina undertook not to order any measure compulsorily affecting the rights of savers.

Under the aforementioned Public Emergency Law, the loss resulting from applying the new exchange rate to the net foreign currency asset and liability positions as of January 6, 2002, will be deductible for income tax purposes at an annual rate of 20% during the five years following the entry into force of the law.

As a result of the devaluation in Argentina described above, at the beginning of 2002 the Spanish Accounting and Audit Institute (ICAC) published a regulation applicable to Spanish companies with interests in Argentina. In accordance with the regulation, in preparing its 2001 financial statements REPSOL YPF decided to use an exchange rate of ARP 1.7/US$1 (which implied a devaluation of 41.2%) for the assets in Argentina whose functional currency is the peso (mainly those assigned to the Marketing, LPG and Natural Gas and Electricity business lines). The assets assigned to the business lines whose functional currency is the U.S. dollar (Exploration and Production, Refining and Chemicals) did not undergo any diminution in value as a result of the devaluation/depreciation of the Argentinean peso. The peso/U.S. dollar exchange rate as of December 31, 2002, was ARP 3.32/US$1 (ARP 3.481/€1).

The functional currency of the businesses was determined in compliance with international rules in this regard, taking into account all the factors involved, including most notably the analysis of the cash flows generated by each activity.

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As of December 31, 2002 and 2001, net assets in Argentina assigned to businesses whose functional currency is the dollar amounted to €13,051 million and €15,183 million, respectively, and those of whose functional currency is the peso amounted to €760 million and €2,121 million, respectively. These amounts include goodwill arising from the purchase of YPF and recorded as an increase in the value of its oil and gas reserves, the functional currency of which is the dollar, and the portion of pure goodwill relating to each business.

The devaluation in Argentina entailed a net asset writedown of €2,552 million by the REPSOL YPF Group, recorded under the “Translation Differences” caption, of which €1,102 million were recorded in 2002 and €1,450 million in 2001.

Additionally, Group net income decreased due to the crisis in Argentina because of the losses generated by the devaluation/depreciation and because of possible unrealized losses on assets in Argentina arising from Government measures for the oil industry. The losses in this connection amounted to €188 million and €957 million in 2002 and 2001, respectively.

The recovery in the main Argentinean economic indicators in the last few months of 2002 was consolidated at the beginning of 2003 after the provisional agreement reached with the International Monetary Fund (IMF) had been signed. The volume of capital leaving Argentina has been reduced, exchange rates and prices have stabilized and bank deposits increased by 10% in the first two months of 2003. Industrial production, construction and use of public services have been increasing by 4% a month since the beginning of the year, which has led analysts’ annual GDP growth forecasts to be revised upwards. As part of this framework of greater economic activity, the increase in taxes collected has enabled the fiscal targets in the IMF agreement to be comfortably met.

Despite the above, mention should be made, as regards the current economic and political situation in Argentina as of the date of preparation of these consolidated financial statements, of the following:

–
Argentina is currently undergoing an electoral process that will foreseeably culminate in a general election on April 27, 2003, for the presidency of the Republic. Although the elections generate a certain degree of uncertainty, it is to be hoped that the trend towards normalcy in the Argentinean economy observed in recent months will continue and become more pronounced in 2003.

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–
Argentina will have to go further towards achieving fiscal stability and implementing the wide-reaching reforms required in order to restore the confidence of domestic and international investors. It will be very difficult to achieve sustainable growth rates without this confidence in the country’s medium- and long-term future.

–
Although the agreement reached with the International Monetary Fund (IMF) envisages the adoption of structural measures to support medium- and long-term sustainability, the agreement states that it is only a first step and that the approval of a more extensive and specific program will be required to resolve Argentina’s economic and structural problems, and this is expected to be negotiated with the new government after the election.

These matters might have a material effect on the future economic and regulatory environment in which the Group carries on its operations in Argentina. The related effects, if any, will be recognized when the Group’s directors become aware of them.

Despite the above, considering the current and foreseeable evolution of the economic situation in Argentina, the regulatory developments that have taken place and can reasonably be expected to take place in the immediate future, and the results of the operations performed by the Group in Argentina in 2002, the directors state that, in their view, it is unlikely that measures will be adopted or events will take place that might have a material adverse effect on the Group’s operations in Argentina. In any case, in the directors’ opinion, the accompanying consolidated financial statements reflect all the significant events and effects of the current economic and regulatory situation as of the date of their preparation and, accordingly, any consequences that might arise from the future evolution of the matters mentioned in the preceding paragraph should not affect the accompanying 2002 consolidated financial statements.

d.2)	Proportional integration of Gas Natural SDG, S.A.

At its meeting on May 14, 2002, the Board of Directors of Repsol YPF, S.A. resolved to sell a block of shares of Gas Natural SDG, S.A. representing up to 23% of its capital stock, which was formalized as the disposal of 102,988,486 shares, leaving a holding in the investee company of 24.042%. This transaction was performed through a private offering to institutional investors resident in Spain and nonresidents, and was completed on May 23.

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As a result of this transaction the Repsol YPF Group obtained a gross gain of €1,097 million (see Note 18), which was recorded under the “Extraordinary Income” caption in the accompanying statement of income.

At the same time as the share sale, Repsol YPF and “la Caixa” entered into an agreement amending that entered into on January 11, 2000, by which they ordered, inter alia, their respective ownership interests in Gas Natural SDG, S.A. and their representation on the management bodies of this company.

On December 16, 2002, the Special Shareholders’ Meeting of Gas Natural SDG, S.A. approved the new configuration of the company’s Board of Directors, which consists of twelve members, five directors nominated by “la Caixa”, another five directors nominated by Repsol YPF and two independent directors nominated by both shareholders.

Also on December 16, “la Caixa” and Repsol YPF, S.A. entered into another shareholders’ agreement whereby they proposed that at the next Shareholders’ Meeting of Gas Natural SDG, S.A. the company should amend its bylaws to increase the number of directors from twelve to sixteen, so that four new independent directors could be appointed, taking the total to six.

After the sale of 23% of Gas Natural SDG, S.A. and as a result of the change in management arising from the new composition of its decision-making bodies, the consolidation method applicable to the Repsol YPF Group’s holding in this company changed from the global integration method applied through May 2002, to the proportional integration of the ownership interest held since then.

The impact of the change in the method of consolidation of Gas Natural on the balance sheet captions at the time of the sale was as follows:

Millions of Euros

Assets		Liabilities

Fixed and other noncurrent assets	(5,957)	Minority interests	(3,078)
Consolidation goodwill	(218)	Deferred taxes	(42)
Deferred charges	(33)	Long-term debt	(1,945)
Prepaid taxes	(108)	Other long-term nonfinancial liabilities	(726)
Operating working capital	(289)	Financial working capital	(814)

	(6,605)		(6,605)

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The effect of the change in the method of consolidating the holding in Gas Natural represented 14.6%, 5.9% and 8.7% of the assets, operating revenues and operating income, respectively, of the Repsol YPF Group in the consolidated financial statements as of December 31, 2002. The following notes describe the effect of the variation on the affected captions in the consolidated balance sheet.

d.3)	Disposal of CLH

In 2001 REPSOL YPF, together with CEPSA and BP, signed a contract with the Canadian company Enbridge Inc. for the purchase/sale of 25% of the shares of CLH. The final purchase/sale agreement was entered into on March 1, 2002, whereby REPSOL YPF, S.A. and Petronor, S.A. sold 14.59% and 3.96%, respectively, of their holding in CLH.

Accordingly, from December 31, 2001, the method of consolidating CLH in the REPSOL YPF Group changed from the global integration method to the equity method. As of December 31, 2001, 41% of CLH’s net assets were recorded under the “Long-Term Financial Investments” caption (see Note 6), while the percentage sold (18.55%) was recorded under the “Short-Term Financial Investments” caption (see Note 10) in the consolidated balance sheet as of December 31, 2001. The transactions performed by the company through year-end were included in the 2001 consolidated statement of income.

This sale was made in compliance with Royal Decree-Law 6/2000 on Urgent Measures for Increasing Competition in the Goods and Services Markets. The measures included, inter alia, a limitation of 25% on the individual participation in the shareholder structure of CLH for the purpose of admitting new shareholders.

In compliance with this legislation, in 2002 the Repsol YPF Group, Cepsa and BP entered into the following purchase/sale agreements for shares of CLH, in addition to that described above (see Note 18):

	–	On June 21, for 5%, with the Canary Islands company DISA Financiación, S.A.

–
On July 31, for 5%, with the CHINA Aviation Oil company domiciled in Singapore. On November 8, the Council of Ministers approved the agreement authorizing this company, which is considered to be publicly-

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owned, to exercise the voting rights relating to this acquisition of a 5% holding.

	–	On November 19, for 5%, with Petrogal Española, S.A. a company that is domiciled in Madrid and belongs to the Portuguese group GALP Energía.

In the purchase/sale contract entered into with Petrogal, this company was granted an option to purchase CLH shares which could be exercised through December 15, 2002. Although Petrogal did not exercise this right before the deadline, the contract specifies that if shares were still available for sale, Petrogal would also have, through June 30, 2003, a preemptive right to purchase the same percentage of shares as that for which the sellers had received a private purchase offer that they intended to accept (up to a limit of 5% of the capital of CLH).

After selling 40% of the shares, the Repsol YPF Group has now reduced its aggregate holding in CLH from the 61.46% it held before the commencement of the divestment process to 31.79%.

When the process is complete the Repsol YPF Group (Repsol YPF and Petronor) will foreseeably only hold 25% of CLH, while the other companies with refining capacity in Spain, Cepsa and BP, will hold 15% and 5%, respectively.

As of December 31, 2002, 25% of the Group’s holding was recorded under the “Long-Term Financial Investments” caption, while the remaining 6.79% available for sale was recorded under the “Short-Term Financial Investments” caption (see Note 10).

d.4)	Classification of taxes paid in Dubai and Algeria

On January 1, 2002, the Group changed the method of recording the taxes paid in Dubai for the crude oil produced there. Previously, this expense was recorded under the “Materials Consumed” caption in the “Operating Income” or “Operating Loss” caption. From 2002 onwards, the portion of the tax paid in Dubai that is identical or analogous to Spanish corporate income tax will be reclassified to the “Income Tax” caption. Of the total taxes paid in Dubai in 2002 (€191 million), €67 million are recorded under the “Materials Consumed” caption, and €124 million under the “Income Tax” caption. The taxes paid in 2001 amounted to €251 million.

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Also, on January 1, 2002, the Group changed the method of recording the taxes paid in Algeria for the crude oil produced in the TFT field. Previously, this expense was recorded under the “Materials Consumed” caption, and from 2002 onwards, for the same reasons as those included in the previous paragraph for Dubai, the expense will be recorded under the “Income Tax” caption in the accompanying consolidated statement of income. The taxes paid in 2002 and 2001 amounted to €26 million and €28 million, respectively.

d.5)	Scope of consolidation

In addition to that described in point d.2) above, the main variations in the scope of consolidation in 2002 were as follows:

	–	On January 1, 2002, D.F. Gas S.A. de C.V. and Servicios de Energía de México, S.A. de C.V. (Gas Natural SDG Group companies) merged, with the former being merged into the latter.

–
Since the beginning of 2002 Metragaz, S.A. and Europe Maghreb Pipeline, Ltd. (Gas Natural SDG Group companies) have been consolidated by the global integration method by that group. Previously they were consolidated by the proportional integration method.

	–	On January 10, 2002, the Gas Natural Group performed the following transactions with Iberdrola Energía, S.A.:

•
Gas Natural sold 13.2% of the capital of Gas Natural México S.A. de C.V. and 13% of the capital of Sistemas de Administración y Servicios, S.A. de C.V., which were consolidated by the global integration method by Gas Natural with ownership percentages of 86.6% and 87% respectively.

•
Gas Natural acquired additional holdings of 9.9% in Companhia Distribuidora de Gas do Rio de Janeiro S.A. (C.E.G.), and of 13.15% of CEG RIO, S.A., bringing its holdings to 28.8% and 38.2% respectively, which are consolidated by the proportional integration method.

•
Gas Natural acquired Sabinelly 2000 S.L., which owns 2.3% of the capital of the Colombian company Gas Natural S.A. ESP, and Lauroste 98 S.L., which owns 12.4% of the capital of Gas Natural S.A. ESP. These acquisitions increase the Gas Natural Group’s holding in Gas

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Natural S.A. ESP to 59.1%, and this company and its dependent companies Gas Natural del Oriente, S.A. ESP, Gas Natural Cundiboyacense, S.A. ESP and Gases de Barrancabermeja, S.A. ESP are consolidated by the global integration method by the Gas Natural Group. The holding in Serviconfort Colombia S.A. increased from 73% to 95% and, accordingly, Gas Natural started to consolidate this holding by the global integration method.

–
In June 2002, Gas Natural sold 59.1% of the capital stock of Enagas, S.A. This transaction took place under a tender offer performed under the terms of Additional Provision Twenty of Oil and Gas Industry Law 34/1998 and Article 10 of Royal Decree 6/2000, which stipulates that no individual or legal entity may directly or indirectly own more than 35% of the capital stock or voting rights of Enagas, S.A.

The process of the divestment of the 5.9% of the capital stock of Enagas, S.A. to take the holding to the 35% maximum permitted will continue in 2003.

Until the date of the sale Gas Natural SDG consolidated Enagas, S.A. by the global integration method and its dependent companies Gasoducto Al-Andalus, S.A. and Gasoducto Extremadura, S.A. by the proportional integration method. Since June 2002 these companies have been carried by the equity method since the holding is 40.9%.

–
On January 1, 2003, Gas Argentino, S.A. (“GASA”) changed its consolidation method from the proportional integration method, used in 2001, to the equity method. GASA is a subsidiary which engages mainly in the distribution of natural gas in Argentina.

As of December 31, 2002, the REPSOL YPF Group recorded a provision for its investment in GASA with a charge to income for the year, thus reducing its net book value to zero.

In accordance with current legislation in Argentina, as of December 31, 2002, the REPSOL YPF Group was not obliged to make additional contributions in relation to this investment. Also, the Group has not guaranteed any of this company’s debt and has not provided guarantees to it in any other connection.

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The REPSOL YPF Group, together with GASA’s other shareholders, is participating in a redefinition of the company’s business plan to enable it to meet its commitments and to continue its operations. However, the Group’s directors state that they have decided not to adopt any measure that might give rise to losses in addition to those already recorded and, accordingly, no additional provisions have been recorded other than that indicated above.

–
Other companies whose consolidation method changed in 2002 were Petroken Petroquímica Ensenada, S.A. (a subsidiary of YPF), which changed from the proportional integration method to the equity method, and Refap (an investee of Repsol YPF Brasil, S.A.), which was consolidated by the proportional integration method in 2002 (in 2001 it was carried by the equity method).

The net effect of the aforementioned changes in the 2002 scope of consolidation was a variation of -1.9%, 0.9% and -0.2% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

The main variations in the scope of consolidation in 2001, in addition to that described in point d.3) above, were as follows:

–
On December 27, 2000, YPF’s Special Shareholders’ Meeting approved the merger of Astra Compañía Argentina de Petróleo, S.A. and Repsol Argentina, S.A. into YPF, S.A. This merger came into effect on January 1, 2001.

In 2001 the REPSOL YPF Group acquired an additional 0.01% in YPF, S.A. for €1.2 million (US$1.04 million), bringing its total holding in YPF, S.A. up to 99.04% as of December 31, 2002.

–
At its meeting in February 2001, YPF’s Board of Directors approved the merger, effective January 1, 2001, of YPF Gas, S.A. and Repsol Gas, S.A. At December 31, 2002 the new company’s shareholders were Repsol Butano, S.A. (85%) and Pluspetrol Exploración y Producción, S.A. (the remaining 15%).

–
On January 1, 2001 YPF Chile, S.A. began to consolidate by the proportional integration method its 45% holding in Empresas Lipigas, S.A. This company was purchased in the last quarter of 2000 for €185 million.

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–
As a result of the management agreements entered into with the company’s other shareholders, effective January 1, 2001 the Group began to consolidate by the proportional integration method its 50% holding (through YPF, S.A.) in Refinerías del Norte, S.A. Through December 31, 2000, the holding in this company had been carried by the equity method.

–
On February 7, 2001 YPF sold 36% of its holding in Oleoducto Trasandino (Argentina), S.A., A&C Pipeline Holding Company and Oleoducto Trasandino (Chile), S.A. for €71 million, obtaining a net gain of €25 million.

–
In February 2001, REPSOL YPF reached an agreement for the acquisition of the holdings owned by Pecom Energía, S.A. (Pérez Companc) and Pluspetrol Bolivia Corporation in the Bolivian company Andina, S.A. (a company which engages in oil and gas exploration and production in Bolivia). The agreement with Pérez Companc established an asset exchange, with the transfer by this company to REPSOL YPF of its 20.25% holding in Andina, S.A. and its 50% holding in the Manantiales Behr and Restinga Ali areas, and the transfer by REPSOL YPF to Pérez Companc of its holding in the Santa Cruz I (30%) and Santa Cruz II (62.2%) areas.

REPSOL YPF purchased from Pluspetrol Bolivia Corporation the latter’s 9.5% holding in Andina, S.A. for €154 million (US$142 million).

With this transaction, REPSOL YPF increased its holding and management of Andina, S.A. to 50% which, accordingly, began to consolidate it by the global integration method, instead of the proportional integration method applied through December 31, 2000.

–
In April 2001 REPSOL YPF in conjunction with Endesa Internacional concluded an agreement with EDF International (an Électricité de France subsidiary) for the sale of all the direct and/or indirect holdings in Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor, S.A.), 13.9% owned by YPF, S.A. through its 27.27% holding in Electricidad Argentina, S.A. The sale price was €219 million (US$195 million) and the extraordinary income generated by the transaction was €124 million (US$110 million).

–	On December 18, 2001, REPSOL YPF and Petrobras completed the asset exchange agreed upon at 2000 year-end. This transaction came into effect on January 1, 2001.

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In the exchange REPSOL YPF received a 30% holding in the REFAP refinery, which the Group has begun to carry by the equity method and consists of a network of approximately 240 service stations in central, south-west and south Brazil, and a 10% holding in the Albacora Leste oilfield. The assets transferred to the Group totaled €625 million (US$559 million).

In exchange for these assets, Petrobras acquired the REPSOL YPF Group’s holding in Eg3 which, as of December 31, 2000 and, accordingly, was excluded from consolidation and recorded under the “Temporary Cash Investments” caption in the accompanying consolidated balance sheets (see Note 10).

–
On December 31, 2001, CLH sold its holding in Petronor (3.07%) to BBK for €52 million, with a gross capital gain of €38 million for the REPSOL YPF Group, which recorded it under the “Extraordinary Income” caption in the consolidated statement of income (see Note 18).

–
In 2001 REPSOL YPF entered into an agreement with the Chinese company CNOOC, Ltd. for the sale of Repsol (Java) Exploration & Production, Ltd., Repsol (Sumatra) Exploration & Production, Ltd., Repsol Exploración Sunda BV, YPF Java Baratlaut, BV, YPF Maxus SE Sumatra, YPF Blora, Ltd., YPF Madura Barat, BV, YPF Poleng BV and PT IIAPCO, through which it had interests in the South East Sumatra, Offshore North West Java (ONWJ), Poleng Offshore West Madura and Blora blocks in Indonesia, for US$585 million. The net gain from this sale amounted to US$41 million. All the companies sold were consolidated by the global integration method in the REPSOL YPF Group.

Once completed, the transaction came into effect on January 1, 2002, and, since there was a commitment to sell these companies, their net worth and unamortized goodwill as of December 31, 2001, were recorded under the “Temporary Cash Investments” caption in the accompanying consolidated balance sheets (see Note 10). The transactions performed by these companies through year-end were included in the accompanying consolidated statement of income.

The net effect of the aforementioned changes in the 2001 scope of consolidation was a variation of 1.93%, 1.04% and 1.38% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

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(2)	ACCOUNTING POLICIES

The main accounting principles applied by REPSOL YPF were as follows:

	a)	Start-up expenses

This caption includes the capital increase expenses, consisting mainly of bank fees and transfer tax. These expenses are amortized on a straight-line basis over five years.

	b)	Intangible assets

		•	Research and development costs

Research and development costs are expensed as incurred.

		•	Goodwill (see Note 4)

This caption includes mainly the difference between the price paid for companies engaged in the sale of oil products (service stations) and the book value of their net assets (excluding the portion allocable to land) at the dates of their dissolution through merger with the parent company.

Goodwill is amortized on a straight-line basis over ten years, i.e. the average years of useful life of the facilities.

		•	Transfer, easement and usage rights

This caption includes the following:

a)
Costs relating to contracts for the purchase of service station management rights and of the usage and easement rights related to these assets. These costs are amortized over the related contract terms, which range from 15 to 25 years.

			b)	Exclusive rights to use gas pipelines. These rights are valued at acquisition or production cost and are amortized over the term of the related right (currently 25 years).

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	•	Other intangible assets

This caption includes rights under long-term lease contracts, which are recorded at the current value of the future payments plus the amount of the purchase option and are amortized by the straight-line method over their useful life, which currently is 20 years.

This caption also includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are recorded at cost and are amortized on a straight-line basis over their useful lives, which range from four to ten years, except for the administrative concessions, which are amortized over the concession term.

c)	Property, plant and equipment

	c.1)	Cost

Property, plant and equipment acquired prior to December 31, 1996, are carried at cost revalued pursuant to the applicable enabling legislation, the latest being royal Decree-Law 7/1996. The net values arising from all the revaluations are disclosed in Note 5. Subsequent additions are stated at cost.

The aforementioned cost includes the following expenses incurred exclusively during the construction period:

–
The financial expenses relating to external specific and general-purpose financing. As regards external general-purpose financing, the financial expenses to be capitalized are obtained by applying the average cost of long-term external financing to the average accumulated capitalizable investments not specifically financed. €31 million and €76 million were capitalized in this connection in 2002 and 2001, respectively, and these amounts are recorded as a reduction in the “Interest Expense” caption in the accompanying consolidated statements of income.

		–	The personnel and other similar operating expenses effectively incurred in in-house construction work on fixed assets.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

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The estimated costs of extraordinary fixed asset inspections and repairs covering a period exceeding one year are deferred and charged each year to income, and a provision is recorded under the “Other Provisions” caption in the consolidated balance sheet. Ordinary repair, upkeep and maintenance expenses are expensed currently.

This caption also includes investments relating to oil and gas exploration and production activities (see Note 2.c.3).

c.2)	Depreciation

The restated value of property, plant and equipment other than those relating to oil and gas exploration and production activities (see Note 2.c.3) are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Buildings and other structures	30-50
Machinery, plant and equipment:
Machinery, installations and tools	8-15
Furniture and fixtures	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	7-15

c.3)	Investments in oil and gas exploration and production

Investments in areas with oil reserves

This caption includes the costs of new investments in areas with proved and unproved reserves, the costs of drilling in areas with proved reserves and the subsequent investments made to develop and extract the oil and gas reserves.

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The investments recorded under this caption are depreciated as follows:

1.	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

2.	The investments relating to unproved reserves are evaluated annually, and impairments, if any, are recognized with a charge to period income.

3.
The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

In accordance with generally accepted accounting principles on market value or the long-term fixed asset depreciation, each year the Company compares the market value or the discounted, if appropriate, future cash flows from its proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned by the Company at year-end with the net book values of the assets relating thereto. As a result of applying this principle, in 2002 and  2001 REPSOL YPF recorded provisions of €410 million and €655 million under the “Extraordinary Income/(Expense)” caption in the accompanying consolidated statements of income (see notes 1.d.1, 5 and 18).

Other exploration costs

Exploration investments in progress and those financed by the Spanish State pending classification as unsuccessful are recorded under this caption and are presented in the consolidated financial statements as follows:

1.
The costs of acquiring interests in exploration are capitalized at acquisition cost and are amortized with a charge to income on the basis of technical evaluation of the results of the exploration in progress over a maximum period equal to the term of the contract regulating the exploration interests. If commercially exploitable wells are found, the costs are reclassified to “Investments in areas with oil reserves” and recorded at net book value when the wells are determined to be commercially exploitable.

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2.
Hydrocarbon exploration operations are recorded by the “successful-efforts” method, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective wells are commercially exploitable, in which case they are reclassified to “Investments in areas with oil reserves”; otherwise, they are expensed when the wells are determined to be unproductive.

Future field abandonment and dismantlement costs

Future field abandonment and dismantlement costs (environmental, safety, etc.) are estimated, on a field-by-field basis, taking into account Spanish and international regulations. These costs are allocated to income each year based on production with respect to the proved reserves.

Note 14 discloses the balance of, the provisions to, and amounts used of, the allowance for field abandonment costs in 2002 and 2001.

c.4)	Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimize environmental impact and to protect and improve the environment, are identified in accordance with the nature of the business performed by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recorded in the balance sheet together with the other items composing the property, plant and equipment, and are classified by type.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules for those fixed asset items, as explained in notes 2.c.1 to 2.c.3.

Note 22 on environmental information includes a breakdown of the environmental assets in 2002.

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d)	Long-term financial investments

Companies in which the percentage of direct or indirect ownership exceeds 3% (listed companies) or 20% (unlisted companies) but does not exceed 50% (excluding the multigroup companies and those over which effective control is exercised) are carried by the equity method based on the underlying book value of the holding in each company. The net income or loss obtained each year through these companies is reflected in the consolidated statements of income as “Share in the Income of Companies Carried by the Equity Method”.

Other holdings in companies that do not form part of the consolidated REPSOL YPF Group or that, despite forming part of the consolidated Group, were not consolidated (see Note 1.b), are stated at the lower of cost or market value. The market value is deemed to be the underlying book value of the holding plus, where appropriate, the unrealized gains disclosed at the acquisition date and still existing at the date of subsequent valuation.

e)	Consolidation differences

	•	Goodwill

This caption relates to the positive difference between the amounts paid to acquire the investees and their underlying book values, in proportion to the percentage of ownership in them, per their balance sheets, at the acquisition date, adjusted, where appropriate, by the specific valuation of their assets and liabilities. The goodwill is amortized over the period in which the investments made will be recovered, up to a maximum of 20 years (see Note 7).

The Company performs an annual analysis of the recoverability of these assets and no difficulty had arisen in this connection as of December 31, 2002, on the basis of the analysis.

	•	Negative goodwill

This account relates to the negative difference between the amounts paid to acquire the investees and their underlying book values, in proportion to the percentage of ownership in them, per their balance sheets, at the acquisition date, adjusted, where appropriate, by the specific valuation of their assets and liabilities. The balance of this account is taken to income when the costs giving rise to it are disclosed.

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f)	Deferred expenses

This caption includes the following items:

	•	Reflagging contracts

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortized on a straight-line basis over the average related contract term.

	•	Exclusive supply contracts

This caption relates to the costs arising from exclusive supply contracts entered into by Repsol YPF with service station owners, distributors and direct consumers which are amortized on a straight-line basis over the term of the contract (the average term is currently eight years).

	•	Deferred charges arising from debt issue

This caption includes deferred expenses arising from the issuance of fixed-income securities and the arrangement of loans, which are amortized based on the term of the securities issued.

The caption also includes preferred share issuance expenses, which are amortized on a straight-line basis over five to ten years (see Note 12).

	•	Other deferred charges

This caption relates mainly to the costs incurred in programs to convert installations of natural gas and other expenses incurred by the Group companies through the commencement or extension of the operations for which they were incorporated. These costs, net of the revenues associated with start-up, are amortized on a straight-line basis over five to seven years (see Note 8).

This caption also includes the difference between the value of the rights under long-term lease contracts and the total amount of the lease payments outstanding plus the purchase option. These costs are amortized by the interest method over the term of the related lease contract, which is currently 20 years.

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g)	Inventories

Inventories are stated at the lower of cost (basically average cost) or market, and, where appropriate, the required provision for diminution in value is recorded. In the case of refinery products, the costs are allocated in proportion to the selling price of the related products (isomargin method).

h)	Short-term financial investments

Short-term financial investments are stated at the lower of cost, plus the accrued interest receivable, or market.

This caption also includes the holdings in Group and associated companies the disposal of which at short term was sufficiently certain at year-end. These holdings are recorded at the lower of their underlying book value at year-end or expected selling price.

i)	Short and long-term nontrade payables and receivables

Nontrade payables and receivables are recorded at face value, plus the accrued interest receivable or payable at each year-end.

j)	Capital subsidies and deferred revenues

	–	Capital subsidies

This account relates mainly to nonrefundable capital subsidies, which are valued at the amount granted and are allocated to income on a straight-line basis over the useful lives of the projects financed.

	–	Deferred revenues

Deferred revenues include basically the revenues from assignment of gas pipeline usage rights, the revenues relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. These revenues are credited to income on a straight-line basis over the depreciation period of the related fixed assets, which ranges from 20 to 50 years.

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In 2001 this caption included the premiums received on the financial derivatives arranged in connection with the issue of preferred shares, which were taken to income on a straight-line basis over the term of the derivative instrument. In 2002 the premiums were taken to income because the derivatives were exercised (see Notes 12 and 13).

k)	Provision for labor force restructuring

The estimated costs of these restructuring plans are expensed in the year in which the related plan is agreed on and are included under the “Extraordinary Income/(Expense)” caption in the accompanying consolidated statements of income (see Notes 14 and 18).

l)	Provision for pensions and similar obligations

REPSOL YPF has defined-contribution plans for certain employees in Spain, which conform to the Pension Plan and Fund Law. The main features of these plans are as follows:

	a)	They are mixed plans to cover retirement, disability and death of the participants.

	b)	The sponsor (REPSOL YPF) undertakes to make monthly contributions of certain percentages of serving employees´ salaries to external pension funds.

YPF employees have defined-contribution pension plans which are implemented through an insurance company, whereby the company contributes the same amount as the participant up to a set maximum. Vested rights may be surrendered upon retirement (65 years for men and 60 for women), and upon early retirement (60 years for men and 55 for women). Workers’ contributions can be withdrawn in full in the form of capital and the company’s contributions must be allocated to purchasing monthly annuity income; in the event of death or total disability, the beneficiary collects all the capital accumulated in the plan in a lump sum and in the event of termination, if the employee has more than five years’ service and the fund is less than US$25,000, it can be surrendered on termination; if the fund exceeds US$25,000, surrender is deferred until early retirement age.

Until 2000 Gas Natural employees were covered by defined-benefit pension plans not adapted to the Spanish Pension Plan and Fund Law and recorded under the “Provisions for Pensions” caption in the balance sheet. Pension commitments to retired employees were externalized in 1999 and 2000 and the company began to externalize its commitments to its serving employees in 2000 and continued to do so

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in 2001 and 2002. The provision used in 2001 amounted to €13 million and the amount of the provision used in 2002 relating to the Group amounted to €2.6 million. The remaining provision in the balance sheet as of December 31, 2002, relates to the estimated cost of externalizing the outstanding commitments.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on years of service and compensation earned during years of employment. This company also has other noncontributory pension plans for exectutive officers, selected key employees and former employees who worked at Maxus Group companies. The contribution calculation bases are a discount rate of 7%, an expected rate of return on assets of 9% and an expected rate of compensation increase of between 4.5% and 5.5%.

This company also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.
In relation to these programs, in 2002 an extraordinary expense of €41 million was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

The annual cost of the pension plans and similar obligations is included in the accompanying consolidated statements of income under the “Personnel Expenses” caption and amounted to €24 million and €26 million in 2002 and 2001, respectively. The “Financial Expenses” caption includes €0.4 million and €0.7 million in 2002 and 2001, respectively, relating to the financial adjustment of the provisions as of December 31, 2001 and 2000, respectively. In 2001 €2.7 million was recorded under the “Extraordinary Expenses” caption as a provision to cover the cost of externalizing the outstanding commitments.

m)	Other provisions

This caption includes the provisions for contingencies and expenses relating to probable or certain liabilities, including those of environmental nature, arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, and collateral and other similar guarantees provided by the Company. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

The estimate of the amounts required to pay for the actions to prevent and repair the effects on the environment is based on technical and economic criteria.

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n)	Foreign currency transactions

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the transaction date. At the end of each year the balances of the accounts receivable and payable in foreign currencies are translated at the exchange rates prevailing at year- or period-end. The resulting exchange differences are recorded by the methods described in the following paragraphs, except for the exchange differences arising as a result of specific transactions to finance investments in investees whose functional currencies are the same as the currency of the related debt, which are recorded as an addition to or a reduction in the balances of the “Translation Differences” caption in the accompanying consolidated balance sheets.

Exchange differences arising on adjustment of foreign currency fixed-income securities and accounts receivable and payable denominated in foreign currencies to year-end exchange rates are classified by due date and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

The negative differences in each group are charged to income.

The positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled in advance, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

o)	Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The difference between the expense recorded and the resulting net tax payable is solely due to differences in the timing of recognition of expenses and revenues giving rise to deferred tax assets or liabilities (see Note 15).

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p)	Classification of debt

In the accompanying consolidated balance sheets, debt maturing in under 12 months from year-end is classified as current liabilities and all other debt is classified as long term.

q)	Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Group companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

As a result of the legislation in force in Spain on the marketing of oil and gas, REPSOL YPF includes in both expenses and revenues the excise taxes on the products marketed by it. This gave rise to increases in expenses of €5,532 million and €6,850 million in 2002 and 2001, respectively, which are recorded under the “Materials Consumed” caption, and to increases in revenues of the same amounts, which are recorded under the “Net sales” caption.

Work performed on water management, atmospheric protection, waste management, remediation of soil and underground water and the development of environmental management systems are deemed to environmental expenses and they are recorded for accounting purposes in accordance with the criteria indicated above.

r)	Financial derivatives

The REPSOL YPF Group uses these instruments to hedge its operating and financial risks. Note 23 contains a description of the transactions carried out by the Group, and of the way in which they were recorded.

s)	Gains and losses on disposals and assignments of interests relating to oil and gas exploration and production and similar activities

In accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates, these gains and losses are

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recorded under the “Other Operating Revenues” and “Materials Consumed captions, as appropriate, in the accompanying consolidated statements of income.

(3)	START-UP EXPENSES

The variations in this caption in the consolidated balance sheet as of December 31, 2002 and 2001, were as follows:

	Millions of Euros

	2002	2001

Beginning balance	100	138
Amortization	(39)	(38)

Ending balance	61	100

(4)	INTANGIBLE ASSETS

The detail of the balances of intangible asset accounts and of the related accumulated amortization as of December 31, 2002 and 2001, and of the variations therein is as follows:

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	Millions of Euros

		Transfer, easement and Usage Rights

	Goodwill	Service Stations	Gas Pipelines	Other Intangible Assets	Total

COST
Balance as of December 31, 2000	129	414	649	833	2,025
Additions	2	11	—	78	91
Retirements or reductions	—	(1)	—	(56)	(57)
Translation differences	5	(40)	36	(133)	(132)
Variation in scope of consolidation (1)	63	1	—	1	65
Reclassifications and other variations	36	3	(2)	(10)	27

Balance as of December 31, 2001	235	388	683	713	2,019
Additions	—	11	—	46	57
Retirements or reductions	(1)	(1)	—	(12)	(14)
Translation differences	(36)	(37)	(71)	(152)	(296)
Change in method used to consolidate Gas Natural	—	—	(681)	(321)	(1,002)
Other variations in scope of consolidation (2)	—	—	259	(7)	252
Reclassifications and other variations (3)	22	15	1	261	299

Balance as of December 31, 2002	220	376	191	528	1,315

ACCUMULATED AMORTIZATION
Balance as of December 31, 2000	(34)	(107)	(94)	(285)	(520)
Amortization	(15)	(23)	(26)	(72)	(136)
Retirements or reductions	—	—	—	56	56
Translation differences	—	8	(5)	68	71
Reclassifications and other variations	(3)	9	1	4	11

Balance as of December 31, 2001	(52)	(113)	(124)	(229)	(518)
Amortization	(22)	(19)	(23)	(54)	(118)
Retirements or reductions	—	1	—	2	3
Translation differences	3	7	14	72	96
Change in method used to consolidate Gas Natural	—	—	135	94	229
Other variations in scope of consolidation (2)	—	—	(46)	4	(42)
Reclassifications and other variations	(1)	(1)	—	(65)	(67)

Balance as of December 31, 2002	(72)	(125)	(44)	(176)	(417)

(1)	The “Goodwill” caption includes mainly the goodwill relating to the service stations acquired as a result of the exchange with Petrobas (see Note 1.d.5).

(2)	The “Transfer, Easement and Usage Rights - Gas Pipelines” heading includes the increase in EMPL as a result of the variation in the consolidation method from proportional to global integration in the first quarter of 2002 (see Note 1.d.5).

(3)	The “Other Intangible Assets” caption includes €189 million relating to the long-term charter of a methane carrier vessel for transporting liquid natural gas (see Note 2.b).

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(5)	PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts and of the related accumulated depreciation, depletion and provisions as of December 31, 2002 and 2001, and of the variations therein is as follows:

	Millions of Euros

	Land, Buildings and Structures	Machinery Plant and Equipment	Investments in Areas with Oil Reserves	Other Exploration Costs	Transport Equipment	Other Tangible Fixed Assets (1)	Total

COST
Balance as of December 31, 2000	2,668	21,305	30,402	742	943	3,066	59,126
Additions	80	862	1,543 (2)	195	7	1,207	3,894
Retirements or reductions (3)	(84)	(54)	(1,406)	(191)	(17)	(125)	(1,877)
Translation differences	(226)	(706)	1,607	19	26	(80)	640
Variations in scope of consolidation (4)	(165)	(1,001)	(1,394)	(62)	(126)	(88)	(2,836)
Reclassifications and other variations	58	836	(2)	(198)	43	(989)	(252)

Balance as of December 31, 2001	2,331	21,242	30,750	505	876	2,991	58,695
Additions	63	470	961 (2)	91	4	639	2,228
Retirements or reductions	(15)	(99)	(86)	(16)	(22)	(31)	(269)
Translation differences	(341)	(1,488)	(4,787)	(26)	(135)	(265)	(7,042)
Change in method used to consolidate Gas Natural	(217)	(6,301)	—	—	(18)	(523)	(7,059)
Other variations in scope of consolidation (4)	(5)	(849)	—	—	1	(50)	(903)
Reclassifications and other variations	50	858	8	(80)	32	(952)	(84)

Balance as of December 31, 2002	1,866	13,833	26,846	474	738	1,809	45,566

ACCUMULATED DEPRECIATION,
DEPLETION AND PROVISIONS
Balance as of December 31, 2000	(710)	(10,481)	(15,140)	(512)	(648)	(446)	(27,937)
Depreciation and depletion	(89)	(1,018)	(1,456)	(34)	(26)	(96)	(2,719)
Retirements or reductions (3)	15	36	1,003	192	15	28	1,289
Net period provisions (5)	—	(4)	(680)	(44)	—	—	(728)
Translation differences	65	228	(778)	(8)	(15)	47	(461)
Variations in scope of consolidation (4)	56	695	989	90	108	(14)	1,924
Reclassifications and other variations	19	(37)	355	6	(25)	55	373

Balance as of December 31, 2001	(644)	(10,581)	(15,707)	(310)	(591)	(426)	(28,259)
Depreciation and depletion	(41)	(817)	(1,322)	(100)	(20)	(82)	(2,382)
Retirements or reductions	4	70	72	15	21	10	192
Net period provisions (5)	—	(3)	(371)	(28)	—	—	(402)
Translation differences	102	689	2,463	16	90	70	3,430
Change in method used to consolidate Gas Natural	53	2,002	—	—	11	55	2,121
Other variations in scope of consolidation (4)	6	239	—	—	1	(5)	241
Reclassifications and other variations	21	337	79	(10)	(9)	(363)	55

Balance as of December 31, 2002	(499)	(8,064)	(14,786)	(417)	(497)	(741)	(25,004)

Net balance at 12/31/02 (6)	1,367	5,769	12,060	57	241	1,068	20,562

(1)	Including construction in progress.
(2)
In 2001 includes investments in Argentina (€959 million), the rest of Latin America (€376 million), the Far East (€119 million) and North Africa and the Middle East (€64 million). In 2002 investments were made in Argentina (€598 million), the rest of Latin America (€306 million) and North Africa and the Middle East (€53 million).

(3)
This amount includes €432 million relating to the net book value of various exploration and production concessions in Egypt, which were sold in 2001. The gains on these disposals amounted to €201 million, which were recorded under the “Other Operating Revenues” caption in the accompanying consolidated statement of income (see Note 2.s).

(4)
In 2001 includes €1,555 million and €916 million of cost and accumulated amortization, respectively, due to the change in CLH’s consolidation method. It also includes €2,062 million and €1,107 million of cost and accumulated amortization, respectively, due to the exclusion from consolidation of the Indonesian companies held for sale (see Note 1.d.5).

In 2002 includes a cost reduction of €782 million, €345 million and €124 million for Enagás, S.A., Gas Argentino, S.A. and Petroken Petroquímica Ensenada, S.A., respectively, and €232, €79 million and €45 million of accumulated amortization due to the change in the consolidation method used for these companies in 2001, to the equity method in 2002. The impact of the inclusion of Refap, S.A., which was consolidated by the proportional integration method in 2002 as opposed to being carried by the equity method in 2001, gave rise to an increase in cost of €89 million and of €43 million in accumulated amortization.

(5)
In 2001 includes €653 million relating to the provision for impairment of the exploration and production assets in Argentina as a result of the measures taken by the Argentinean government (see Note 1.d.1). In 2002 includes €410 million relating to the provision recorded as a result of the comparison between fair value or cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them.

(6)	As of December 31, 2002 and 2001, the accumulated provision amounted to €1,044 million and €797 million, respectively.

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The balances of nondepreciable assets, i.e. land and construction in progress, amounted to €568 million and €1,534 million, respectively, in 2002. The land amounts were included under the “Land, Buildings and Structures” caption in the foregoing table, and the amounts relating to construction in progress were recorded under the “Machinery, Plant and Equipment” (€40 million in 2002), “Investments in Areas with Reserves” (€876 million in 2002), “Other Exploration Costs” (€70 million in 2002) and “Other Tangible Fixed Assets” (€548 million in 2002) captions.

€6,966 million and €7,299 million of the property, plant and equipment had been fully depreciated as of December 31, 2002 and 2001, respectively.

On December 31, 1996, most of the Spanish REPSOL YPF Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996 and paid the one-time 3% tax. Some of the Group companies had previously revalued their assets pursuant to other enabling legislation. The 1996 revaluation was generally carried out by applying the maximum coefficients authorized by the aforementioned Royal Decree-Law with the 40% reduction.

The accounts affected by the revaluation pursuant to Royal Decree-Law 7/1996 and the related effect, net of depreciation, as of December 31, 2002 and 2001, are as follows:

	Millions of Euros

	Balance at 12/31/01	Additions	Disposals	Variations in the scope of consolidation	Balance at 12/31/02

Land, buildings and other structures	83	(3)	(1)	(15)	64
Machinery, plant and equipment	499	(34)	(1)	(348)	116
Investments in oil and gas exploration and production
Investments in areas with oil reserves	1	—	—	—	1
Transport equipment	1	—	—	—	1
Other tangible fixed assets	2	(1)	—	—	1

	586	(38)	(2)	(363)	183

The revaluations increased the net values of the property, plant and equipment by €1,496 million. The effect in shareholders’ equity of the remaining undepreciated balance, net of minority interests, included in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, amounted to €183 million and €365 million, respectively.

The aforementioned revaluations also increased the period depreciation charge, net of the portion attributable to minority interests, by €31 million and €42 million in 2002 and 2001, respectively.

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The “Property, Plant and Equipment” caption includes investments by the REPSOL YPF Group in administrative concessions amounting to €82 million and €117 million as of December 31, 2002 and 2001, respectively. The assets subject to the concessions must be returned to the Spanish State in good working order between 2003 and 2050.

Approximately €15,266 million and €20,739 million of the Group’s total net property, plant and equipment as of December 31, 2002 and 2001, respectively, relating mostly to oil and gas exploration and production activities, are located outside Spain.

In 2002 and 2001 REPSOL YPF recorded provisions for asset depreciation of €410 million and €655 million, respectively, as a result of comparing the market value or future cash flows, discounted if appropriate, from the proved and unproved (the latter being subject to a risk factor) oil and gas reserves with the net book values of the assets associated therewith (see Notes 18 and 1.d.1).

REPSOL YPF has insured all the normal industrial risks to which its property, plant and equipment are subject.

As of December 31, 2002 and 2001, the Group had commitments for investments in assets totaling €116 million and €222 million, respectively.

(6)	INVESTMENTS IN AFFILIATES AND OTHER FINANCIAL ASSETS

The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

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	Millions of Euros

	2002	2001

1. Investments in companies
Holdings in companies carried by the equity method:
Enagas	87	—
Compañía Logística de Hidrocarburos CLH, S.A.	62	107
Atlantic LNG Company of Trinidad & Tobago	56	57
Petroken Petroquímica Ensenada, S.A	56	—
Oleoductos del Valle, S.A.	53	48
Atlantic LNG 2/3 Company of Trinidad & Tobago	24	—
PBB Polisur, S.A. (1)	21	64
Terminales Marítimos Patagónicos, S.A. (Termap)	20	20
Dynasol Elastómeros, S.A. de CV	17	24
Terminales Canarios, S.L.	11	12
Sociedad de Gas de Euskadi, S.A.	10	36
Asfaltos Españoles, S.A.	10	9
Oleoducto Trasandino Argentina, S.A.	9	13
Repsol Bronderslev A/S	8	7
Oleoducto Trasandino Chile, S.A.	8	11
Gasoducto del Pacífico (Argentina), S.A.	7	—
Gasolineras Prats, S.A.	4	4
Ángel Muñoa, S.L.	4	4
Transportadora Subrasileira de Gas	3	5
Gas Aragón, S.A.	2	10
Kromschroeder, S.A.	1	5
Refap, S.A.	—	68
Inversora Dock Sud, S.A.(2)	—	45
Hinia, S.A.	—	4
Other companies carried by the equity method	39	37

	512	590

Long-term investment securities (at cost). Equity securities:
Oleoductos de Crudos Pesados (OCP), Ltd.	14	16
Termogaucha - Usina Termelétrica, S.A.	14	14
Gasoducto del Pacífico (Chile), S.A.	14	—
Proyectos Integrados Energéticos, S.A.	12	12
Polymed	7	9
Iniciativas de Mercados Interactivos, S.A.	2	4
Atlantic LNG 2/3 Holdings LLC	—	87
Gasoducto del Pacífico (Argentina), S.A.	—	31
Other companies	23	57

	86	230
Total investments in companies	598	820

2. Other financial investments
Long-term financial investments	335	309
Long-term guarantees and deposits	34	59
Other financial investments	251	300

Total other financial investments	620	668

Total financial investments	1,218	1,488

(1)	Previously Petroquímica Bahía Blanca, S.A.I.C. and Polisur, S.A., merged in 2001.

(2)	This company’s net worth became negative in 2002. The Repsol YPF Group’s holding is recorded under the “Other Provisions” caption.

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The variations in long-term financial investments in 2002 and 2001 were as follows:

	Millions of Euros

	Investments in companies	Other Financia Investments	Total

Balance as of December 31, 2000	1,080	968	2,048
Investment (1)	152	149	301
Retirements or reductions (2)	(189)	(151)	(340)
Net period provisions	(3)	—	(3)
Variations in scope of consolidation (3)	(77)	(2)	(79)
Income of investees (4)	36	—	36
Dividends distributed	(60)	—	(60)
Translation differences	(15)	(96)	(111)
Reclassifications and other variations	(104)	(200)	(304)

Balance as of December 31, 2001	820	668	1,488
Investment (1)	20	174	194
Retirements or reductions (2)	(30)	(28)	(58)
Net period provisions	(6)	—	(6)
Change in method used to consolidate Gas Natural	(86)	(160)	(246)
Variations in scope of consolidation (3)	118	3	121
Income of investees (4)	(35)	—	(35)
Dividends distributed	(62)	—	(62)
Translation differences	(143)	(175)	(318)
Reclassifications and other variations	2	138	140

Balance as of December 31, 2002	598	620	1,218

(1)
The 2001 investments under the “Investments in companies” caption relate to the capital contributions to Atlantic LNG 2/3 Holdings LLC which were transformed into loans (€55 million), to Inversora Dock Sud (€20 million), Gasoducto del Pacífico (€15 million), Oleoducto de Crudos Pesados (OCP) Ltd. (€15 million), Termogaucha Usina Termeletrica, S.A. (€12 million), the acquisition of Bencirep-Val (€5.4 million) and other companies the investment in which was less than €5 million.

The 2002 investments under the same caption relate mainly to a capital increase at Repsol France (€6.1 million) and to the acquisition of a holding in the Brazilian company Termogaucha Usina Termeletrica, S.A. (€5.8 million).

In 2001 the investments in “Other Financial Investments” relate mainly to loans to companies carried by the equity method (€75 million) and to nonconsolidated companies (€45 million). In 2002, most of these investments are related to loans to companies carried by the equity method (€76 million) and to deposits as security for compliance with various obligations (€53 million).

(2)
The divestments under the “Investments in companies” caption in 2001 relate mainly to the disposal of the holding in Edenor, S.A. (€87 million), the sale of the 36% holding in Oleoducto Trasandino Argentina, S.A. and Oleoducto Trasandino Chile, S.A. (€57 million) and the sale of Inversora de Distribución de Entre Ríos, S.A. (€21 million). In 2002 this caption includes the successive disposals of blocks of CLH shares (€29 million).

(3)
In 2001 includes an addition of €107 million representing 41% of the net worth of CLH as of December 31, 2001 as a result of the change in the consolidation method, and €36 million relating to the holding acquired in the REFAP refinery. Also including the decrease due to the change from the equity method to the proportional integration method of consolidation of Lipigas and Refinor (€186 million and €71 million, respectively) (see Note 1.d.5).

In 2002 includes the percentage of ownership in investees that changed from the global or proportional integration method to the equity method of consolidation in 2002. The main companies were Enagás, S.A. (€86 million), Petroken Petroquímica Ensenada, S.A. (€56 million) and Gas Argentino, S.A. (€41 million). Also includes the decrease due to the change from the equity method to the proportional integration method of consolidation of Refap, S.A. (€68 million).

(4)
In 2001 this relates mainly to the income contributed by REFAP (€25 million), Atlantic LNG (€20 million), Oleoductos del Valle, S.A. (€10 million), Terminales Marítimas Patagónicas, S.A. (€9 million) and Gas Aragón (€5 million), and to the share in the losses of Inversora Dock Sud, S.A. (€25 million) and PBB Polisur, S.A. (€24 million).

In 2002 this relates mainly to the income contributed by Atlantic LNG (€20 million), CLH (€18 million), Oleoductos del Valle, S.A. (€15 million), Petroken Petroquímica Ensenada, S.A. (€10 million) and Enagas (€5 million), to the share in the losses of Central Dock Sud, S.A. (€65 million), PBB Polisur, S.A. (€37 million) and Gas Argentino, S.A. (€19 million) and to the contribution of other investees whose individual contribution was less than €5 million.

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The salient information as of December 31, 2002, on the companies listed in the foregoing table of equity securities with an individual cost per books of more than €4 million is as follows:

		Millions of Euros

Company	Percentage of Ownership	Capital	Reserves	2002 Income (Loss)

Oleoductos de Crudos Pesados (OCP), Ltd. (1)	25.69%	59.9	(0.9)	(2.0)
Termogaucha - Usina Termeletrica, S.A. (2)	26.00%	47.6	7.8	—
Gasoducto del Pacífico Chile (3)	8.67%	173.3	(3.3)	6.2
Proyectos Integrados Energéticos, S.A. (4)	50.00%	24.0	(0.6)	0.8
Polymed (5)	33.33%	20.8	1.4	—

(1)	Company engaging in the construction of an oil pipeline for heavy crude oil in the north of Quito (Ecuador).
(2)	Brazilian company that engages in the construction and operation of a gas thermoelectric plant in the region of Grande Porto Alegre, Río Grande del Sul (Brazil) for the retailing of electricity.
(3)	Chilean company engaging in the transmission of natural gas.
(4)	Spanish company engaging in the performance of energy projects.
(5)	Algerian company engaging in the manufacture of polyolefins.

The “Long-Term Financial Investments” caption relates mainly to loans granted to companies consolidated by the proportional integration method which were not eliminated in consolidation, as indicated in Note 1.b., and loans to nonconsolidated companies. These investments earned average interest of 4.03% and 6.31% in 2002 and 2001, respectively. This caption includes €53 million corresponding to cash advances related to the swap transaction described in Note 23 “Interest rate options”.

As of December 31, 2002 and 2001, these financial investments mature over the next five years as follows:

	Millions of Euros

MATURING IN	2002		2001

2002	—		3,909	(1)
2003	4,270	(1)	196
2004	52		35
2005	21		22
2006	25		12
2007	12		12
Subsequent years	510		391

	4,890		4,577

(1)	These amounts include temporary cash investments (see Note 10).

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(7)	GOODWILL ARISING ON CONSOLIDATION

The detail, by investee, of the “Goodwill” caption as of December 31, 2002 and 2001, is as follows:

	Millions of Euros

	2002	2001

Companies consolidated by the global integration method
YPF, S.A.	2,386	3,422
Empresas Lipigas, S.A.	92	125
Refinería La Pampilla, S.A.	50	63
Repsol YPF Comercial del Perú, S.A.	45	56
Duragas, S.A.	16	21
Repsol YPF Gas, S.A. (1)	6	15
Repsol YPF Distribuidora, S.A.	6	12
5254 Participaçoes, S.A.	—	7
Companies consolidated by the proportional integration method
Refap, S.A.	189	359
Gas Natural SDG, S.A.	51	107
Compañía Distribuidora de Gas do Río de Janeiro	26	93
Gas Natural, S.A. ESP	12	54
Ceg Río, S.A.	11	36
Comercializadora Metrogás, S.A. de C.V.	9	54
Global Companies LLC	9	12
Refinaria de Petróleos de Manguinhos, S.A. and investees	5	3
Refinerías del Norte, S.A.	4	4
Gasoriente, S.A. ESP	2	10
Gas Natural Navarra, S.A.	1	6
Gas Argentino, S.A.	—	15
Gas Natural México, S.A. de C.V.	—	10
Companies carried by the equity method
PBB Polisur, S.A. (2)	9	8
Sucar, S.A.	3	3
Lima - Gas, S.A.	2	2

	2,934	4,497

(1)	Formerly YPF Gas, S.A. and Repsol Gas, S.A., which were merged effective January 1, 2001 (see Note 1.d.5).

(2)	Formerly Petroquímica Bahía Blanca SAIC and Polisur, S.A., which were merged in 2001.

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The variations in 2002 and 2001 in this caption in the accompanying consolidated balance sheets were as follows:

	Millions of Euros

	2002	2001

Beginning balance	4,497	4,733
Additions (1)	108	4
Change in the method used to consolidate Gas Natural	(218)	—
Variations in scope of consolidation (2)	23	477
Amortization (3)	(300)	(323)
Retirements (4)	(51)	(8)
Translation differences (5)	(1,102)	(369)
Reclassifications and other variations	(23)	(17)

Ending balance	2,934	4,497

(1)	The 2002 additions relate mainly to CEG (€68 million) and CEG Río (€26 million).

(2)	In 2001 includes €344 million relating to the goodwill arising on the acquisition of the REFAP refinery in the exchange with Petrobras and €139 million generated by Lipigas (see Note 1.d.5).

(3)
Includes €168 million and €249 million in 2002 and 2001, respectively, relating to amortization of goodwill of YPF. In 2002 also includes early amortization of goodwill arising on the purchase in 2002 of various holdings in Brazilian and Colombian subsidiaries of Gas Natural (see Note 1.d.5).

(4)	In 2001 relates to the goodwill of Edenor (see Note 1.d.5) and in 2002 to the goodwill assigned to the percentage of Gas Natural SDG, S.A. sold (see Note 1.d.2).

(5)	Including a reduction of €490 million and €616 million in 2002 and 2001, respectively, due to the writedown of YPF goodwill (see Note 1.d.1).

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(8)	DEFERRED EXPENSES

The detail of the balances of this caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, and of the variations therein in the years then ended is as follows:

	Millions of Euros

	Cost of Reflagging Service Stations	Exclusive Supply Contracts	Deferred Charges on Debts	Other Deferred Expenses	Total

Balance as of December 31, 2000	128	41	72	240	481
Capitalized costs (1)	24	2	251	83	360
Amortization	(26)	(13)	(35)	(42)	(116)
Retirements	(2)	—	—	(44)	(46)
Variations in scope of consolidation	(2)	—	—	(1)	(3)
Translation differences	(29)	—	(6)	(27)	(62)
Reclassifications and other variations	20	(1)	—	(17)	2

Balance as of December 31, 2001	113	29	282	192	616
Capitalized costs (1)	5	3	1	71	80
Amortization	(16)	(12)	(40)	(42)	(110)
Retirements	(1)	—	—	(4)	(5)
Change in method used to consolidate Gas Natural	—	—	—	(33)	(33)
Variations in scope of consolidation	—	—	—	8	8
Translation differences	(28)	—	(6)	(37)	(71)
Reclassifications and other variations (2)	1	—	(5)	202	198

Balance as of December 31, 2002	74	20	232	357	683

(1)	In 2001 the “Deferred Charges on Debts” caption includes €235 million which arose in Repsol International Capital’s 2001 preferred stock issues (see Note 12).

In 2002 the “Capitalized cost” caption includes €23 million relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain Latin-American gas supplies.

(2)
The “Other Deferred Expenses” column includes €204 million relating to the deferred implicit financial burden of the long-term charter of a methane carrier vessel for transporting liquefied natural gas (see Note 2.f).

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(9)	INVENTORIES

The detail of the “Inventories” caption as of December 31, 2002 and 2001, is as follows:

	Millions of Euros

	Cost	Write Down	Carrying Value

2002 Crude oil and natural gas	737	—	737
Finished and semifinished products	1,100	(7)	1,093
Supplies and other inventories	297	(8)	289

	2,134	(15)	2,119

2001 Crude oil and natural gas	777	(25)	752
Finished and semifinished products	1,050	(59)	991
Supplies and other inventories	372	(9)	363

	2,199	(93)	2,106

Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety reserves of oil products and also created Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines who must maintain these safety reserves and the quantity thereof, specifying that they can be calculated at consolidated level.  In this respect, as of December 31, 2002, the REPSOL YPF Group had met the minimum safety reserve requirements established by the Royal Decree through the Spanish companies included in the Group.

Also, in accordance with current legislation (Royal Decree 1085/1992), Repsol Butano, S.A. must have stored, and does have stored the necessary LPG inventories to ensure that demand for gas can be met for a period of 30 days.

REPSOL YPF’s product purchase and sale futures as of December 31, 2002 and 2001, are disclosed in Note 23.

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(10)	TEMPORARY CASH INVESTMENTS

The detail of this caption as of December 31, 2002 and 2001, is as follows:

	Millions of Euros

	2002	2001

Temporary cash investments	4,262	3,902
Accrued interest	8	7

TOTAL	4,270	3,909

The balance of this caption relates basically to surpluses deposited at finance entities. These investments earned interest of approximately 3.42% and 5.15% in 2002 and 2001, respectively.

The 2001 balance includes €184 million relating to the year-end value of the net worth plus the unamortized goodwill of the Indonesian companies which were excluded from the scope of consolidation. The balance also includes intercompany loans of €375 million to the Indonesian companies, which are included under this caption because these companies were excluded from the scope of consolidation (see Note 1.d.5).

As of December 31, 2002 and 2001, the balance also included €17 million and €48 million, representing 6.79% and 18.55%, respectively, relating to the net worth plus the unamortized goodwill of CLH, for which there was a sale commitment at those dates (see Note 1.d.3).

(11)	SHAREHOLDERS’ EQUITY

The detail of the balances of this caption as of December 31, 2001 and 2002, and of the variations therein in the years then ended is as follows:

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	Millions of Euros

			Other Reserves of the Parent Company

2001	Capital Stock	Paid-in Surplus	Legal Reserve	Restatement Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total

Balance as of December 31, 2000	1,221	6,428	224	3	2	1,109	3,397	562	2,429	(232)	15,143
Distribution of 2000 income:
Legal reserve	—	—	20	—	—	—	—	—	(20)	—	—
Interim dividend	—	—	—	—	—	—	—	—	(232)	232	—
Supplementary dividend	—	—	—	—	—	—	—	—	(378)	—	(378)
Voluntary reserves	—	—	—	—	—	39	1,760	—	(1,799)	—	—
Translation differences and other	—	—	—	—	—	—	21	(1,016)	—	—	(995)
Net income for the year	—	—	—	—	—	—	—	—	1,025	—	1,025
Interim dividend	—	—	—	—	—	—	—	—	—	(257)	(257)

Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538

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	Millions of Euros

			Other Reserves of the Parent Company

2002	Capital Stock	Paid-in Surplus	Legal Reserve	Restatement Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total

Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538
Distribution of 2001 income:
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(257)	257	—
Supplementary dividend	—	—	—	—	—	—	—	—	—	—	—
Voluntary reserves	—	—	—	—	—	1,607	(839)	—	(768)	—	—
Translation differences and other	—	—	—	—	—	—	(49)	(2,672)	—	—	(2,721)
Net income for the year	—	—	—	—	—	—	—	—	1,952	—	1,952
Interim dividend	—	—	—	—	—	—	—	—	—	(183)	(183)

Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586

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Capital stock

As of December 31, 2002, the capital stock consisted of 1,220,863,463 fully subscribed and paid shares of €1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

The most significant holdings in REPSOL YPF, S.A. of which the Company is aware are as follows:

	Percentage of Ownership

CAIXA	10.16	(1)
BBVA	8.03
Repinves	5.63	(2)
Pemex	4.08
Iberdrola	3.27
Endesa	3.02

(1)	Holding owned through La Caixa Holdings, S.A. Also, La Caixa has a 41.4% holding of Repinves.
(2)	Repinves’ shareholders are: La Caixa, Caixa D’Estalvis de Catalunya and Caja Guipúzcoa San Sebastián.

REPSOL YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the Shareholders’ Meeting to 10% of the voting stock.

On April 21, 2002, the Shareholders’ Meeting resolved to:

-
Authorize the Board to increase the Company’s capital stock, at one or several times, by an amount equal to half of the capital stock on the date of the capital increase, during a period of five years from the date of the resolution, through monetary contributions, with the additional paid-in capital the Board considers appropriate in view of the market price of the Company’s shares.

-
Issue €3,000,000,000 of debentures convertible into and/or exchangeable for shares of Repsol YPF, S.A. without preemptive subscription rights to shareholders, and to empower the Board of Directors to execute the agreement in the year following the Shareholders’ Meeting, to determine the bases and types of the conversion or exchange, to increase capital stock by the amount required to cater for conversion requests and to determine the issue details not set by the Shareholders’ Meeting.

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-
Authorize the Board of Directors to issue €3,000,000,000 of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of the Company or other companies during a five-year period from the date of that Shareholders’ Meeting; to determine the bases and types of the conversion or exchange and to increase capital stock by the amount required. The adoption of this resolution rendered ineffective the resolution adopted by the Shareholders’ Meeting on June 6, 1997, which empowered the Board to issue debentures convertible into and/or exchangeable for Company shares, and the resolution adopted by the Shareholders’ Meeting on April 22, 1998, which empowered the Board to issue debentures convertible into and/or exchangeable for shares of the Company or other companies.

-
Issue debentures convertible into shares of Repsol YPF, S.A. for a total nominal amount of €162,800,000, without preemptive subscription rights to shareholders, to empower the Board to determine the bases and types of the conversion or exchange, and to increase capital stock by the amount required to cater for conversion requests that may be made. The purpose of the issue is to cover the medium-term incentive compensation system for executives which was also submitted for the approval of the Shareholders’ Meeting (see Note 23).

As of December 31, 2002, these authorizations had not been used.

Paid-in surplus

The revised Corporations Law expressly permits the use of the additional paid-in surplus balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve

Under the revised Corporations Law, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital, provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

This reserve, in the case of REPSOL YPF, S.A.’s subsidiaries, is recorded under the “Reserves at Consolidated Companies” caption.

Restatement reserve

The balance of the “Restatement Reserve Royal Decree-Law 7/1996” account can be used, free of tax, to offset recorded losses (both prior years´ accumulated losses and current year

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losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007, the balance of this account can be transferred to unrestricted reserves provided the related monetary surplus has been realized. The distribution of this reserve would give rise to dividend double taxation tax credits. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

The distribution of these reserves would give rise to tax credits for dividend double taxation.

This reserve, in the case of REPSOL YPF, S.A.’s subsidiaries, is recorded under the “Reserves at Consolidated Companies” caption.

Dividends

The 2002 and 2001 interim dividends relate to the gross interim dividend per share distributed by REPSOL YPF, S.A. out of income in each of these years. In 2002 it amounted to €183 million (€0.15 gross per share), and in 2001 to €257 million (€0.21 gross per share).

The 2001 Shareholders’ Meeting resolved to ratify the interim dividend distributed and to credit the net unallocated income to reserves.

The proposal for the distribution of Repsol YPF, S.A.’s 2002 income, to be submitted for approval at the next Shareholders’ Meeting, will include a request to ratify a 2002 interim dividend payable from July 14, of €195 million (€0.16 gross per share).

Based on the accounting statement prepared and its unused credit lines, as of the date on which the interim dividend was approved, the Company had sufficient liquidity to distribute the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

The detail, by subgroup, of the balances of “Reserves at Consolidated Companies” and “Translation Differences” as of December 31, 2002 and 2001, is as follows:

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	Millions of Euros

	2002	2001

Reserves in Consolidated Companies:
Gas Natural Subgroup	1,140	1,011
Repsol Exploración Subgroup	807	548
Repsol Comercial Subgroup	497	843
Repsol Petróleo Subgroup	409	134
Petronor Subgroup	174	132
Repsol Butano Subgroup	124	55
CLH Subgroup	—	134
YPF Subgroup	(106)	882
Brasil Subgroup	(25)	—
Repsol Química Subgroup	(3)	24
Other subsidiaries and consolidated adjustments	1,273	1,415

Total	4,290	5,178

Translation differences:
YPF Subgroup	(2,389)	(502)
Brasil Subgroup	(326)	29
Repsol Butano Subgroup	(143)	(56)
Gas Natural Subgroup	(102)	(32)
Repsol Exploración Subgroup	(92)	(15)
Repsol Química Subgroup	(3)	3
Other subsidiaries and consolidated adjustments	(71)	119

Total	(3,126)	(454)

The “Reserves at Consolidated Companies” caption includes €1,111 million and €2,078 million of restricted reserves in 2002 and 2001, respectively.

Following is a detail of the Group companies whose shares were listed as of December 31, 2002:

Company	Number of Shares Listed	Percentage of Capital Stock Listed	Stock Exchange	Year-End Value	Last Quarter Value	Currency

Repsol YPF, S.A.	1,220,863,463	100%	Spanish continuous market	12.60	11.93	Euros
			Buenos Aires	45.00	44.77	Argentine Pesos
			New York	13.08	11.93	U.S. Dollars
Gas Natural SDG, S.A.	447,776,028	100%	Spanish continuous market	18.07	18.43	Euros
YPF	393,312,793	100%	New York	12.17	11.06	U.S. Dollars
			Buenos Aires	44.50	42.74	Argentine Pesos

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(12)	MINORITY INTERESTS

The detail of this caption as of December 31, 2002 and 2001, is as follows:

2001	Millions of Euros

	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergás	Gas Natural	Petronor	YPF	Other	Total

Equity in:
Capital stock	3,814	169	131	119	291	17	159	10	4,710
Reserves	—	63	10	(36)	1,537	42	(24)	26	1,618
Income (1)	90	25	21	(14)	290	13	(1)	3	427
Interim dividend	(90)	—	(13)	(9)	(35)	(14)	(3)	—	(164)

	3,814	257	149	60	2,083	58	131	39	6,591

2002	Millions of Euros

	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergás	Petronor	YPF	Other	Total

Equity in:
Capital stock	3,691	143	89	29	17	50	51	4,070
Reserves	0	74	8	8	42	15	24	171
Income (2)	176	2	9	(40)	12	14	19	192
Interim dividend	(176)	—	(2)	—	(25)	(4)	(3)	(210)

	3,691	219	104	(3)	46	75	91	4,223

(1)	This income does not include the €63 million of income attributable to the minority shareholders of CLH, a company whose method of consolidation has changed (see Note 1.d.3).

(2)
This income does not include the €142 million of income attributable to the minority shareholders of Gas Natural SDG, a company which was consolidated by the global integration method until May 2002, and since then has been consolidated by the proportional integration method (see Note 1.d.2).

The variations in this caption in 2002 and 2001 were as follows:

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	Millions of Euros

	Preferred Shares	Andina	CLH	Repsol YPF Perú, BV	Invergás	Gas Natural	Petronor	YPF (*)	Other	Total

Balance as of December 31, 2000	772	—	238	137	168	1,920	56	191	40	3,522

Capital increase	3,000	—	—	—	—	2	—	—	—	3,002

Variations in scope of consolidation	—	223	(103)	—	—	5	15	(1)	(4)	135

Income for the period	90	25	63	21	(14)	290	13	(1)	3	490

Dividends paid during the year	(90)	—	(203)	(17)	(26)	(106)	(21)	(23)	—	(486)

Translation differences	42	9	—	8	(68)	(34)	—	(42)	—	(85)

Reclassifications and other variations	—	—	5	—	—	6	(5)	7	—	13

Balance as of December 31, 2001	3,814	257	—	149	60	2,083	58	131	39	6,591

(*) Includes the holding of the minority shareholders of Astra Capsa, S.A. and YPF, S.A., which were merged effective January 1, 2001 (see Note 1.d.5).

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	Millions of Euros

	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergás	Gas Natural	Petronor	YPF	Other	Total

Balance as of December 31, 2001	3,814	257	149	60	2,083	58	131	39	6,591

Change in method used to consolidate Gas Natural	—	—	—	—	(3,078)	—	—	—	(3,078)

Other variations in scope of consolidation	—	—	(26)	4	1,059	—	(33)	5	1,009

Income for the period	176	2	9	(40)	142	12	14	19	334

Dividends paid during the year	(176)	—	(8)	—	(58)	(34)	(4)	(12)	(292)

Translation differences	(123)	(40)	(18)	(28)	(123)	—	(18)	(6)	(356)

Reclassifications and other variations	—	—	(2)	1	(25)	10	(15)	46	15

Balance as of December 31, 2002	3,691	219	104	(3)	0	46	75	91	4,223

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Preferred shares

In October 1997 the REPSOL YPF Group, through its subsidiary Repsol International Capital, issued preferred shares of this company amounting to US$725 million under the following terms:

-	Annual dividend	:	7.45%, payable quarterly.

-	Term	:	perpetual, with the option for the issuer of early redemption from the fifth year at face value.

-	Guarantee	:	subordinated REPSOL YPF, S.A. guarantee.

-	Remuneration	:
payment of preferred dividends is conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares. If no dividend is accrued, there is no subsequent obligation to pay it.

Associated with this preferred share issue, REPSOL YPF performed a derivatives transaction (see Note 23).

In May and December 2001, Repsol International Capital launched two new issues of preferred shares for €1,000 million and €2,000 million, respectively, with the following characteristics:

-	Dividend	:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year. The dividend is payable quarterly.

-	Term	:	perpetual, with the option for the issuer of early redemption from the tenth year at face value.

-	Guarantee	:	subordinated REPSOL YPF, S.A. guarantee.

-	Remuneration	:	preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

In connection with these preferred share issues REPSOL YPF performed derivatives transactions (see Note 23).

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(13)	SUBSIDIES AND DEFERRED REVENUES
The detail of the main items under this caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	Millions of Euros

	2002	2001

Subsidies received
Gas network construction	12	462
Other subsidies	46	53

Subtotal	58	515
Deferred revenues
Revenues from the assignment of gas pipeline transport rights	—	73
Deferred revenues on property, plant and equipment received for no consideration	9
Revenues from new connections and branch lines	17	71
Indemnities for the compulsory relocation of the gas network	14	45
Premium on preferred share option (1)	—	58
Positive exchange differences	76	15
Other deferred revenues (2)	88	18

Subtotal	204	362

TOTAL	262	877

(1)	See Note 23

(2)	In 2002 includes €63 million relating to a portion of the sale price of CLH the actual collection of which is subject to compliance with certain conditions in the 2003-2006 period.

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The variations in this caption in 2002 and 2001 were as follows:

	Millions of Euros

	Other Deferred
	Subsidies	Revenues	Total

Balance as of December 31, 2000	526	413	939
Financing received (1)	36	33	69
Subsidies credited to income	(33)	(34)	(67)
Variations in scope of consolidacion	(13)	—	(13)
Translation differences	(1)	(50)	(51)

Balance as of December 31, 2001	515	362	877
Financing received (1)	33	63	96
Subsidies credited to income	(17)	(12)	(29)
Change in method used to consolidate Gas Natural	(365)	(172)	(537)
Other variations in scope of consolidacion (2)	(102)	(16)	(118)
Translation differences	—	(49)	(49)
Reclassifications and other variations	(6)	28	22

Balance as of December 31, 2002	58	204	262

	(1)	In 2001 and 2002 the subsidies were received mainly by the Gas Natural Group for the construction of its gas infrastructure (€30 million and €29 million, respectively).

	(2)	Relates to subsidies granted to Enagás, a company whose method of consolidation changed to the equity method in 2002 (see Note 1.d.5).

(14)	LONG-TERM LIABILITIES
The detail of the balance of this caption as of December 31, 2002 and 2001, and of the variations therein in 2002 and 2001 is as follows:

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	Millions of Euros

	Pensions Costs	Provision for Labor Force Restructuring	Dismantling of Fields	Commitments and Contingent Liabilities	Reversion Reserves	Other Provisions	Total

Balance as of December 31, 2000	79	140	164	433	38	722	1,576
Period provisions charged to income (1)	6	32	11	68	4	381	502
Allowance released with credit to income	(2)	(1)	(9)	(22)	—	(59)	(93)
Allowance released due to payment	(29)	(120)	(11)	(1)	—	(105)	(266)
Variations in scope of consolidacion	—	(1)	3	(76)	—	(30)	(104)
Translation differences	2	—	7	(32)	—	(198)	(221)
Reclassifications and other variations in the scope of consolidation	4	15	13	(21)	—	(8)	3

Balance as of December 31, 2001	60	65	178	349	42	703	1,397
Period provisions charged to income (1)	41	16	24	64	5	300	450
Allowance released with credit to income	(1)	(3)	(67)	(16)	—	(79)	(166)
Allowance released due to payment	(10)	(24)	(1)	(20)	(2)	(79)	(136)
Change in method used to consolidate Gas Natural	(11)	—	—	(88)	—	(64)	(163)
Other variations in scope of consolidacion	—	—	—	1	—	(18)	(17)
Translation differences	(10)	1	(16)	(38)	—	(176)	(239)
Reclassifications and other variations (2)	—	(38)	7	9	(11)	72	39

Balance as of December 31, 2002	69	17	125	261	34	659	1,165

(1)
In 2001 this caption includes charges of €159 million to extraordinary income (see Note 18) and of €219 million to operating income, including notably €181 million for the possible bad debts likely to arise from the situation in Argentina (see Note 1.d.1).

In 2002 this same caption includes charges of €149 million to extraordinary income (see Note 18, “Extraordinary Provisions for Future Losses”, which includes provisions to the “Other Provisions - Pension Allowance” caption), of €94 million to financial income, of which €87 million relate to a provision recorded as a result of the exercise of an option sold on the 1997 US$-denominated preferred share issue (see Notes 12 and 23) and of €57 million to operating income.

(2)
This item under the “Provision for labor force restructuring” caption relates basically (€45 million) to the externalization of the pension commitments arising from the labor force reduction plans and other commitments that may be externalized under current Spanish legislation.

The “Other Provisions” caption includes mainly technical reserves for insurance, provisions for environmental contingencies, provisions for litigation in progress and other provisions for future contingencies.

(15)	TAX MATTERS

Since 1988 Repsol YPF has been taxed on a consolidated basis as part of the 6/80 Consolidated Tax Group of which it is the controlling Company. The consolidated tax group comprised 72 companies in 2002, of which the major companies in terms of net sales were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

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Since 1999 Repsol Comercial de Productos Petrolíferos, S.A. had been taxed on a consolidated basis as the controlling company of Tax Group 42/99. As a result of the changes introduced by Law 24/2001, enacted on December 27, two events occurred simultaneously, both effective January 1, 2002:

a)	Repsol Comercial de Productos Petrolíferos, S.A. ceased to be the controlling company and, therefore, Tax Group 42/99 was extinguished.
b)	Repsol Comercial de Productos Petrolíferos, S.A. was included in Tax Group 6/80, the controlling company of which is Repsol, YPF, S.A.

The companies in the aforementioned Tax Group determine the aggregate taxable income of the Group, which is allocated among the group companies in conformity with the rules set by the Spanish Accounting and Audit Institute (ICAC) on the recording and calculation of the individual tax charge.

The detail of the deferred tax assets and liabilities as of December 31, 2002 and 2001, is as follows:

	Millions of Euros

	2002	2001

Deferred tax assets
Provision for pension allowances	11	48
Provision for personnel restructuring plans	19	28
Depreciation for accounting purposes in excess of depreciation for tax purposes	42	50
Accounting basis for bad debt allowances in excess of tax basis	81	25
Tax loss carryforwards (*)	324	224
Provisions for other items	65	173
Other	74	146

	616	694

Deferred tax liabilities
Accounting basis for depreciation of property in excess of tax basis	210	287
Deferred taxes arising from reinvestment of profit in new tangible assets	62	14
Tax basis on financial expenses in excess of accounting basis as a consequence of hedging operations	59	58
Other	172	157

	503	516

(*)
This includes €297 million in 2002 and €206 million in 2001 of unused tax credits and tax relief of the companies in Tax Group 6/80 in those years, not used because of an insufficient consolidated tax charge.

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The variations in the deferred tax assets and liabilities in 2002 and 2001 were as follows:

	Millions of Euros

	Deferred tax assets	Deferred tax liabilities	Net

Balance as of December 31, 2000	708	(1,018)	(310)
Decrease during the period	(370)	241	(129)
Increase during the period	521	(187)	334
Variations in scope of consolidation	(27)	366	339
Reclassifications and other variations (1)	(138)	82	(56)

Balance as of December 31, 2001	694	(516)	178
Decrease during the period	(1,257)	6	(1,251)
Increase during the period	1,457	(165)	1,292
Change in method used to consolidate Gas Natural	(108)	42	(66)
Other variations in scope of consolidation	1	(25)	(24)
Reclassifications and other variations	(171)	155	(16)

Balance as of December 31, 2002	616	(503)	113

(1)	The “Deferred Taxes” caption includes €354 million relating to the Indonesian companies excluded from the consolidated group (see Note 1.d.5).

The reconciliation of consolidated income per books to taxable income for 2002 and 2001 is as follows:
		Millions of Euros

		2002	2001

.	Income before income tax
	Spanish companies	1,675	1,396
	Foreign companies	1,175	1,107

		2,850	2,503
.	Permanent differences (1)	(46)	1,542
.	Timing differences
	a) sing in the year	104	260
	b) sing in prior years	(81)	19

.	Taxable income	2,827	4,324

(1)
The main items in 2001 related to the amortization of goodwill not deductible for tax purposes, amounting to €559 million, and to provisions for decline in value of assets (ceiling test) amounting to €655 million.

The 2002 balance includes mainly the amortization of goodwill not deductible for tax purposes, amounting to €604 million, and differences arising from the use of certain tax credits in Argentina.

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The calculation of the corporate income tax expense for 2002 and 2001 is as follows

	Millions of Euros

	2002

	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

Income before income tax	1,484	191	1,175	2,850
Permanent differences	1,367	(134)	(1,279)	(46)

Adjusted income	2,851	57	(104)	2,804

Gross tax	998	22	42	1,062

Tax credits for:
Investment	(279)	(1)	—	(280)
Dividends and international double taxation	(337)	—	—	(337)
Other	125	(6)	—	119

Income tax expense	507	15	42	564

	Millions of Euros

	2001

	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

Income before income tax	1,218	178	1,107	2,503
Permanent differences	(30)	39	1,533	1,542

Adjusted income	1,188	217	2,640	4,045

Gross tax	416	72	924	1,412

Tax credits for:
Investment	(79)	(7)	—	(86)
Dividends and international double taxation	(250)	(22)	—	(272)
Other	(31)	(35)	—	(66)

Income tax expense	56	8	924	988

Consolidated Tax Group 6/80 recorded in 2002 a tax asset of €297 million relating to the corporate income tax credits which had not been used due to an insufficient tax charge but which can be taken in subsequent years.

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The tax incentives generated in 2002 relate mainly to investment and reinvestment tax credits. These include tax credits of €0.3 million relating to investments for environmental protection and of €242 million as a result of application of Article 36 ter. of Corporate Income Tax Law 43/1995, mainly in connection with the sale of investments in Gas Natural and CLH. The proceeds from the disposal will be invested by Consolidated Tax Group 6/80, of which Repsol YPF is the controlling company, within the legally stipulated period. These tax incentives have not been taken because of an insufficient tax charge for 2002.

In 2001 Consolidated Tax Group 6/80, the controlling company of which is Repsol YPF, S.A., availed itself of Transitional Provision Three of Law 24/2001 and included in the corporate income tax base the deferred gains covered by Article 21 of Law 43/1995, giving rise to a tax credit of 17% of the deferred gains amount. The deferred gains to which Transitional Provision Three was applied, including the deferral in 2001, amounted to €4 million.

The periods open for review by the tax inspection authorities with respect to the applicable taxes vary from one consolidated company to another, but are generally 1998 to 2002, except in the case of Repsol Comercial de Productos Petrolíferos, S.A. and CAMPSA Estaciones de Servicio, S.A., at which tax audits are currently in progress for the years through 1998.

The differing interpretations which might be made of the tax regulations applicable to the companies’ operations might give rise to contingent tax liabilities in the future which cannot presently be objectively quantified. However, the directors of REPSOL YPF consider that the consequences which might arise therefrom should not materially affect the consolidated financial statements.

(16)   LONG AND SHORT-TERM DEBT
The detail of the loans and interest payable, mostly unsecured, as of December 31, 2002 and 2001, is as follows:

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	Millions of Euros

	2002		2001

	Short Term	Long Term	Short Term	Long Term

FOREIGN CURRENCIES
Principal in U.S. dollars	1,271	3,459	1,941	6,349
Principal in other currencies	56	66	339	51
Accrued interest	127	—	212	—

Total	1,454	3,525	2,492	6,400

EUROS
Principal	2,416	4,748	4,874	7,088
Accrued interest	129	—	197	—

Total	2,545	4,748	5,071	7,088

TOTAL	3,999	8,273	7,563	13,488

The debt in Euros was converted to U.S. dollars substantially in full through exchange hedging transactions (see Note 23).

Company management intends to continue with the financial policy pursued in recent years in order to maintain its liquidity levels and meet its commitments. Accordingly, as of December 31, 2002, the Group had available unused credit lines of €2,580 million (€4,115 million in 2001) which, together with the balance of €4,270 million of the “Temporary cash Investments” account (see Note 10), would enable the 2003 debt maturity schedule to be catered for without recourse to refinancing.

The Group’s long-term financing is divided between approximately 75% fixed-rate and approximately 25% floating-rate debt. The floating interest rates were set by adding a spread to the reference rates (mainly LIBOR and EURIBOR). Fixed-rate financing amounted to €6,205 million and €8,741 million as of December 31, 2002 and 2001, and bore average annual interest of 6.1% and 6.3%, respectively.

As of December 31 2001, €122 million of YPF’s debt was secured by the revenues relating to exports under the long-term contract to sell crude oil to ENAP. As of December 31, 2002, the contract had matured (see Note 23).

On June 28, 2000, the Shareholders’ Meeting authorized the Board of Directors to issue, at one or several times over a period of five years from the date of the resolution, up to a maximum of €12,000 million of debentures, bonds or any similar securities, grouped

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together as issues, in euros or in other currencies, unsecured or secured in any way including a mortgage guarantee, fully or partially exchangeable for existing shares of the Company or of other companies. The Board of Directors will establish the terms of each issue, in particular the fixed or floating interest rate, the issue price, the ancillary rights included in the securities issued, the face value of each one, whether they are represented by single or multiple certificates or by the book entry trading system, the form and term of redemption, and any other aspect of each issue, and may apply to the official stock exchanges and other competent bodies to list the issued securities in accordance with current regulations.

Also, on April 21, 2002, the Shareholders’ Meeting resolved to empower the Company’s Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programs, with a maximum nominal balance of the existing program or programs that may not at any time exceed an outstanding balance of €3,000 million. Within the aforementioned limit, the Board may freely establish the maximum nominal amount of each program and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types and the other conditions applicable to each issue, and may apply for the securities to be listed on any official or OTC organized market, and may perform any other acts that may be necessary or appropriate for the establishment or execution of the program or programs or for the issuance of the securities. In particular, the Board of Directors may delegate all or any of the powers referred to in this resolution to its Standing Committee.

As of December 31, 2002, these authorizations granted by the Shareholders’ Meeting had not been used.

As of December 31, 2002 and 2001, the loans and interest payable matured as follows:

	Millions of Euros

DUE IN:	2002		2001

2002	—		7,563	(1)
2003	3,999	(1)	3,501
2004	2,340		2,640
2005	2,535		2,538
2006	929		1,091
2007	781		781
Subsequent years	1,688		2,937

	12,272		21,051

(1)   Relating to short-term loans and interest payable.

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In general, financial debt agreements include the early maturity clauses usual in these types of agreements (significant adverse change, early maturity crossed with other loans, etc.).

Issues of marketable securities, representing senior debt, by Repsol International Finance, BV, guaranteed by REPSOL YPF, S.A. for a total of €6,866 million, contain certain clauses whereby the company undertakes to pay the liabilities at maturity and not to create encumbrances securing the assets of REPSOL YPF, S.A. in relation to these issues or to future issues of debt securities.

In the event of noncompliance, the trustee, at his sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to a special resolution, can declare the debentures to be matured and payable.

Additionally with respect to certain marketable debenture issues totaling €927 million, YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the pacted clauses, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

The Company’s directors believe that at the date of this writing there are no reasons, nor will there foreseeably be any in the future, which will make it necessary to apply the clauses providing for early maturity of the debt.

(17)  REFUNDABLE DEPOSITS

This caption relates basically to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorized by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

The variations in this caption in 2002 and 2001 were as follows:

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	Millions of Euros

	2002	2001

Beginning balance	213	196
Amounts received	3	6
Change in the method used to consolidate Gas Natural	(14)	—
Other variations in scope of consolidation	—	14
Translation differences and other variations	(6)	(3)

Ending balance .	196	213

(18)  REVENUES AND EXPENSES

The foreign currency transactions in 2002 and 2001 were as follows:

	Millions of Euros

	Spanish Companies	Foreign Companies	TOTAL

2002
Purchases	7,479	3,902	11,381
Sales	4,885	9,345	14,230
Other transactions	250	1,235	1,485

2001
Purchases	11,402	5,707	17,109
Sales	6,035	13,754	19,789
Other transactions	601	7,040	7,641

The detail of the extraordinary revenues and expenses included in the accompanying consolidated statements of income for 2002 and 2001 is as follows:

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	Millions of Euros

	Revenues/(Expenses)

	2002	2001

Extraordinary Expenses:
Labor force restructuring (Note 2.k)	(54)	(103)
Losses on fixed assets	(20)	(13)
Variation in fixed asset provisions (1)	(423)	(714)
Provision for commitments and contingent liabilities	(47)	(15)
Provisions for estimated losses (2)	(190)	(159)
Other extraordinary expenses (3)	(274)	(156)

	(1,008)	(1,160)
Extraordinary Income:
Gains on fixed asset disposals (4)	16	123
Gains on disposals of shareholdings (5)	1,592	192
Subsidies and other deferred revenues transferred to income	8	13
Revenues from reversal of provisions for contingencies and expenses	26	16
Other extraordinary revenues	14	39

	1,656	383

	648	(777)

(1)
In 2001 this account includes €653 million relating to the loss in value of the oil and gas exploration and production assets as a result of the measures taken by the Argentinean government for the oil and gas industry (see Note 1.d.1). In 2002 this account includes €410 million relating to the provision recorded as a result of the comparison between the market value or cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them.

(2)
In 2001 this account includes a provision of €123 million for possible contingencies arising from the crisis in Argentina. The main items included in 2002 are a provision for the shortfall in the pension provision of Maxus Energy Corporation, a subsidiary of YPF (€41 million) (see Note 2.l), a provision for litigation (€32 million), a provision for the effect of the devaluation of the Argentinean peso on certain companies transferred by YPF in 2001, the impact of which was guaranteed for twelve months from the transfer (€27 million), provisions for extraordinary repairs (€25 million), and a provision for environmental contingencies (€22 million).

(3)	In 2001 this account includes €46 million for losses arising from the crisis in Argentina.

In 2002 this account includes €90 million of prior years’ income, €42 million for the impact of Argentinean Republic Law 25,413 which temporarily established the taxation of all bank account movements related to accounts receivable and payable, €28 million for the expenses and fees arising from the disposal of Gas Natural SDG and €22 million for the additional payment YPF made with respect to the expected payment as a result of a different application of the exchange rate on the payment of royalties.

(4)	In 2001 this account includes the gain of €76 million on the sale of a central office at C/ Embajadores in Madrid.

(5)
In 2001 this account includes the gains of €124 million on the sale of Empresa Distribuidora y Comercializadora Norte, S.A. and of €38 million on the sale of a 3.07% holding in Petronor (see Note 1.d.5).

In 2002 this account includes gains arising from the sale of 23% of Gas Natural SDG (€1,097 million) (see Note 1.d.2), of several blocks of shares of CLH (€293 million) (see Note 1.d.3), of a percentage of Gas Natural México (€105 million) and the Repsol YPF Group’s share of the gains arising from the sale of shares of Enagás (€97 million) (see Note 1.d.5).

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(19)  DIRECTORS’ COMPENSATION

In 2002 and 2001 the members of the Board of Directors of REPSOL YPF, S.A. earned compensation of €4.97 million and €7.67 million, respectively, including payments relating to their membership of the Board of Directors and, where appropriate, to the directors’ employment relationships or the direct responsibilities they may have at different executive levels. The amount relating to 2001 includes the exercise of the 1998 medium term incentive.

The members of the Board of Directors of REPSOL YPF, S.A. who were members of the governing bodies of REPSOL YPF Group companies were paid a total of €0.50 million and  €0.73 million in 2002 and 2001, respectively, by these companies for the items described in the preceding paragraph.

(20)  AVERAGE HEADCOUNT

The average number of REPSOL YPF Group employees in 2002 and 2001, by category, was as follows:

	Average Number of Employees

	2002		2001

Managers	317		391
Senior technicians	3,071		3,000
Technicians	10,387		12,930
Clerical staff	2,669		4,478
Manual workers and messengers	16,158		16,711

	32,602	(*)	37,510

(*)
The decrease in the average headcount compared to 2001 relates, on the one hand, to the variation in 2002 in the consolidation method of Gas Natural (2,622 employees) (see Note 1.d.2) and, on the other, to the effect of not including CLH employees in 2002 (2,589 employees) since this company changed to being carried by the equity method (see Note 1.d.3).

The Group had a total of 30,110 and 35,452 employees as of December 31, 2002 and 2001, respectively.

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(21)  BUSINESS SEGMENT DATA

The Company operates in four main business segments: exploration and production, refining and marketing, chemicals and gas and electricity.

The detail of operating revenues and income by line of business for 2002 and 2001 is as follows:

	Millions of Euros

	2002	2001

Operating revenues:
Exploration and production	5,580	7,305
Refining and marketing (*)	31,289	32,491
Chemicals	2,109	2,355
Natural gas and electricity	3,110	5,900
Consolidation and other adjustments	(5,598)	(4,398)

	36,490	43,653

(*)	Including approximately €5,532 million and €6,850 million, in 2002 and 2001, respectively, relating to the recording of excise taxes as revenues (see Note 2.q).

	Millions of Euros

	2002	2001

Operating income:
Exploration and production	1,785	2,557
Refining and marketing	854	1,406
Chemicals	97	(55)
Natural gas and electricity	633	1,062
Corporate and other	(46)	(50)

	3,323	4,920

The identifiable net assets assigned to each line of business as of December 31, 2002 and 2001, are shown below. These assets are those which can be directly associated with the related lines of business.

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	Millions of Euros

	2002	2001

Exploration and production	15,605	19,756
Refining and marketing	12,276	12,735
Chemicals	2,817	2,904
Natural gas and electricity	2,618	11,189
Corporate and other	4,748	4,855

	38,064	51,439

The detail, by line of business, of the investments made in 2002 and 2001 is as follows:

	Millions of Euros

	Fixed Assets								Acquisition of Holdings in Companies Consolidated by the Global or Proportional Integration Methods		Subtotas		Deferred Expenses(Note 8)		Total

	Start-up Expenses(Note 3>		Intangible Assets(Note 4)		Property Plant and Equipment(Note 5)		Long-Term Financial Investments(Note 6)

2002
Exploration and production.		—		3		1,065		7		6		1,081		7		1,088
Refining and marketing		—		23		514		15		32		584		27		611
Chemicals		—		1		88		—		—		89		5		94
Natural gas and electricity .		—		17		416		105		156		694		4		698
Corporate and other		—		13		145		67		—		225		37		262

		0		57		2,228		194		194		2,673		80		2,753

2001
Exploration and production .		—		3		1,767		26		155		1,951		19		1,970
Refining and marketing.		—		43		790		37		7		877		40		917
Chemicals		—		2		215		1		—		218		2		220
Natural gas and electricity		—		32		992		233		8		1,265		48		1,313
Corporate and other		—		11		130		4		—		145		251		396

		0		91		3,894		301		170		4,456		360		4,816

The detail, by business segment, of the period depreciation, depletion and amortization in 2002 and 2001 is as follows:

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	Millions of Euros

	2002	2001

Exploration and production	1,440	1,500
Refining and marketing	637	780
Chemicals	173	141
Natural gas and electricity	279	486
Other	97	64

	2,626	2,971

Revenues from sales abroad amounted to approximately €12,800 million and €19,749 million million in 2002 and 2001, respectively.

Breakdown of assets and operations by geographical area

The revenues, operating income, investments and assets relating to the operations carried on by the REPSOL YPF Group abroad represent 32.75%, 66.05%, 63.5% and 57.94%, respectively, of the total figures of the consolidated Group in 2002 and 35.1%, 62.1%, 58.3% and 59.3%, respectively, in 2001.  The table below shows the variations in 2002 and 2001 in the main financial aggregates by geographical area.

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	Millions of Euros

	2002	2001

OPERATING REVENUES
Spain	24,541	28,313
Rest of Europe	594	419
Argentina	5,415	8,621
Rest of Latin America	4,115	3,501
North Africa and Middle East	675	1,054
Far East	286	712
Rest of the world	864	1,033

	36,490	43,653

OPERATING INCOME
Spain	1,128	1,863
Rest of Europe	6	12
Argentina	1,573	2,104
Rest of Latin America	219	261
North Africa and Middle East	393	464
Far East	50	213
Rest of the world	(46)	3

	3,323	4,920

INVESTMENTS
Spain	1,005	2,006
Rest of Europe	21	17
Argentina	791	1,342
Rest of Latin America	857	1,242
North Africa and Middle East	65	74
Far East	3	125
Rest of the world	11	10

	2,753	4,816

TOTAL ASSETS
Spain	16,008	20,933
Rest of Europe	279	357
Argentina	15,461	20,544
Rest of Latin America	5,397	6,954
North Africa and Middle East	715	1,867
Far East	27	171
Rest of the world	177	613

	38,064	51,439

The detail, by business activity, of the geographical distribution of the main foreign subsidiaries in 2002 is as follows:

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	Company	Location
Exploration and Production:
Argentina	YPF, S.A.	Argentina
	Pluspetrol Energy, S.A.	Argentina
Other Latin American countries	Empresa Petrolera Andina, S.A.	Bolivia
	Maxus Bolivia Inc.	Bolivia
	Repsol Exploración Securé S.A.	Bolivia
	Repsol YPF Bolivia, S.A.	Bolivia
	Repsol YPF E & P Bolivia, S.A.	Bolivia
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Eléctrica de Brasil, S.A.	Brazil
	Repsol Exploración Colombia, S.A.	Colombia
	Repsol Occidental Corporation	Colombia
	Repsol YPF Cuba, S.A.	Cuba
	Repsol YPF Ecuador, S.A.	Ecuador
	Repsol YPF OCP Ecuador, S.A.	Ecuador
	YPF Ecuador Inc.	Ecuador
	Repsol Exploración Perú, S.A.	Peru
	BPRY Caribbean Ventures Llc.	Trinidad and Tobago
	Repsol Exploración Tobago, S.A.	Trinidad and Tobago
	Repsol Exploración Trinidad, S.A.	Trinidad and Tobago
	Repsol YPF T&T, S.A.	Trinidad and Tobago
	Repsol Exploración Venezuela, BV	Venezuela
	Repsol YPF Venezuela, S.A.	Venezuela
Northern Africa and Middle East	Repsol Exploración Argelia, S.A.	Algeria
	Dubai Marine Areas, Ltd.	Dubai
	Repsol Exploración Egipto, S.A.	Egypt
	Repsol Exploración Murzuq, S.A.	Libya
Far East	YPF International, S.A. and investees	Indonesia

Rest of the World	Repsol Exploración Azerbaiyán, S.A.	Azerbaijan
	Repsol Exploración Kazahkstan, S.A.	Kazahkstan
Refining and Marketing:
Rest of Europe	Repsol France, S.A. (1)	France
	Repsol Italia, S.P.A.	Italy
	Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal
	Repsol Portugal Petróleo e Derivados, Lda.	Portugal
Argentina	Comsergas, Cía. Servicios Industriales Gas Licuado, S.A.	Argentina

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	Company	Location
	Gas Austral, S.A.(1)	Argentina
	Mejorgas, S.A. (1)	Argentina
	Oiltanking Ebytem S.A (1)	Argentina
	Oleoductos del Valle, S.A. (1)	Argentina
	Oleoducto Trasandino Argentina, S.A. (1)	Argentina
	Operadora de Estaciones de Servicio, S.A.	Argentina
	Poligás Luján, S.A.	Argentina
	Refinerías del Norte, S.A.	Argentina
	Repsol YPF Gas, S.A.	Argentina
	Terminales Marítimas Patagónicas, S.A. (1)	Argentina
	YPF, S.A.	Argentina
Other Latin American countries	Repsol YPF Gas Bolivia, S.A.	Bolivia
	Repsol YPF GLP Bolivia, S.A. (1)	Bolivia
	Operadora de Postos de Serviçio, Ltd.	Brazil
	Refap, S.A.	Brazil
	Refinaria de Petróleo Manguinhos, S.A.	Brazil
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Distribuidora, S.A.	Brazil
	Repsol YPF Gas Brasil, S.A.	Brazil
	Transportadora Subrasileira de Gas (1)	Brazil
	Wal Petróleo, S.A.	Brazil
	Wal Postos, S.A.	Brazil
	Wal Química, S.A.	Brazil
	Empresas Lipigas, S.A.	Chile
	Oleoducto Trasandino Chile, S.A. (1)	Chile
	Operaciones y Servicios YPF, Ltd.	Chile
	Petróleos Transandinos YPF, S.A.	Chile
	Repsol YPF Chile, Lda.	Chile
	Repsol YPF Gas de Chile, S.A.	Chile
	Autogas, S.A.	Ecuador
	Combustibles Industriales Oil Trader, S.A.	Ecuador
	Duragas, S.A.	Ecuador
	Repsol YPF Comercial del Ecuador, S.A.	Ecuador
	Servicio de Mantenimiento y Personal - SEMAPESA	Ecuador
	Grupo Repsol YPF del Perú, SAC	Peru
	Limagas, S.A. (1)	Peru
	Refinadores del Perú, S.A.	Peru
	Refinería La Pampilla, S.A.	Peru
	Repsol Comercial S.A.C. - RECOSAC	Peru
	Repsol YPF Comercial de la Amazonia S.A.C. -RYCOAMSAC	Peru
	Repsol YPF Comercial del Perú, S.A.	Peru
Northern Africa and Middle East	National Gaz (1)	Morocco

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	Company	Location
	Repsol Maroc (1)	Morocco
Rest of the World	RYTTSA USA, Inc. and investees	United States
Chemicals:
Rest of Europe	Repsol Bronderslev A/S (1)	Denmark
	Repsol Polivar, S.P.A. (1)	Italy
Argentina	PBB Polisur, S.A. (1)	Argentina
	Petroken Petroquímica Ensenada, S.A. (1)	Argentina
	Profertil, S.A.	Argentina
	YPF, S.A.	Argentina
Other Latin American countries	Dynasol Elastómeros, S.A. de CV (1)	Mexico
Natural Gas and Electricity:
Argentina	Central Dock Sud, S.A. (1)	Argentina
	Compañía Mega, S.A.	Argentina
	Gas Natural SDG Argentina, S.A.	Argentina
	Gas Argentino, S.A. GASA (1)	Argentina
	Gas Natural BAN, S.A.	Argentina
	Metrogas, S.A. (1)	Argentina
	Natural Energy, S.A.	Argentina
	Natural Servicios, S.A.	Argentina
Other Latin American countries	Ceg Río, S.A.	Brazil
	Compañía Distribuidora de Gas do Rio de Janeiro, S.A. (C.E.G.)	Brazil
	Gas Natural de Sao Paulo Sul, S.A.	Brazil
	Gas Natural do Brasil	Brazil
	Serviconfort Brasil, S.A.	Brazil
	Gas Natural Cundiboyacense, S.A.	Colombia
	Gas Natural del Oriente, S.A. ESP	Colombia
	Gas Natural ESP	Colombia
	Gases de Barrancabermeja, S.A. ESP	Colombia
	Metrogas de Colombia, S.A. ESP	Colombia
	Servicorfort Colombia, S.A.	Colombia
	Administradora de Servicio de Energía de México, S.A. de CV (ASEMSA)	Mexico
	CH4 Energía, S.A. de C.V.	Mexico
	Comercializadora Metrogas, S.A. de CV	Mexico
	Energía y Confort Administración Personal, S.A. de CV	Mexico

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	Company	Location
	Gas Natural México, S.A. de CV	Mexico
	Gas Natural Servicios, S.A. de CV	Mexico
	Servicio de Energía de México, S.A. de CV (SEMSA)	Mexico
	Sistemas de Administración y Servicios, S.A. de CV	Mexico
	Transnatural SRL de México	Mexico
	Atlantic LNG 2/3 Company of Trinidad & Tobago (1)	Trinidad and Tobago
	Atlantic LNG Company of Trinidad & Tobago (1)	Trinidad and Tobago
Northern Africa and Middle East	Europe Magreb Pipeline (EMPL)	Morocco
	Metragaz, S.A.	Morocco

(1)	Data on these companies are only included in assets.

(22)  ENVIRONMENTAL INFORMATION

Repsol YPF’s Environmental Management System includes a methodology for the identification of matters which have a bearing on its environmental planning, enabling the annual preparation of the five-year Strategic Environmental Plan, which forms part of the Group’s general strategic planning. The Strategic Environmental Plan includes the actions required to respond to new legislation, Repsol YPF’s strategic guidelines, the corrective action plans drawn up as a result of the environmental audits performed, etc.

This identification of the actions considered to be environmental is carried out through the “YPF Environmental Costs Guide”, which is an adaption of the guidelines of the American Petroleum Institute to the Group’s operations and technical procedures. It should be emphasized that this task is becoming increasingly complex, since traditional “end-of-the-line” solutions to progressively reduce the environmental impact are being replaced by preventive measures integrated in all the Company’s processes, starting with the design of the facilities. On occasions, this gives rise to the identification of environmental assets through a system of coefficients applied to the different investment projects and the related property, plant and equipment.

Environmental assets

As of December 31, 2002, the cost of the environmental assets identified and the related accumulated depreciation amounted to €1,700 million and €820 million, respectively. The detail of these assets, by environmental nature, is as follows:

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	Millions of Euros

	Cost at 12/31/02	Acumulated Depreciation at 12/31/02	Net at 12/31/02

Atmospheric emissions	182	(87)	95
Water	367	(195)	172
Product quality	597	(299)	298
Soil	15	(5)	10
Energy saving and efficiency	99	(57)	42
Prevention of exploration and production damage	359	(146)	213
Other	81	(31)	50

	1,700	(820)	880

Also, the environmental assets in progress identified as of December 31, 2002, amounted to €48 million.

The most significant of the main environmental investments made in 2002 in the refining industry, as in prior years, were the investments required to improve the environmental quality of oil and gas products demanded by new European legislation. Mention should be made of the start-up in 2002 of the Hydrocracker at the Tarragona refinery, in which the environmental investment amounted to €33 million (a figure representing half the investment in the project in 2002, since equal importance was given to improving the environmental quality of the products and to enhancing the conversion process). The progress made on the Mild Hydrocracker project currently under construction at the Puertollano refinery is also noteworthy. The environmental investment of €42 million in 2002 represents 80% of environmental investment in 2002.

In the refining line of business, the energy savings and efficiency measures in Spain, which amounted to €7.2 million, were also significant. The highlight was the start-up of a gas flare recovery system at the Bilbao refinery with a total cost of €1.6 million. Mention should also be made of the Acid Water Treatment Unit project in progress at the La Pampilla (Peru) refinery, in which €1.5 million were invested in 2002.

Notable in the chemicals line of business was the commencement of the project to develop the Heat Treatment Smoke Desulfurization equipment at the Tarragona complex. €2.6 million were invested in this project in 2002.

Worthy of mention in the exploration and production line of business was the production water injection project in the operations at the Mamoré field in Bolivia. This project, which is still in progress, required an investment of €1.4 million, and is entirely environmental in nature.

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Environmental provisions

Repsol YPF records provisions for the amounts required to cater for measures aimed at preventing and repairing environmental effects. These amounts are estimated using technical and economic criteria and are recorded under the “Other Provisions” caption.

The variations in the environmental provisions in 2002 were as follows:

Millions of Euros

Environmental provisions

Balance at 12/31/01	141
Period provisions charged to income	34
Provisions released with a credit to income .	(7)
Reversal due to payment	(60)
Other	3

Balance at 12/31/02	111

The balance of environmental provisions as of December 31, 2002, mainly includes approximately €75 million relating to environmental risks in connection with operations in the past by Diamond Shamrock Chemicals Company, the former chemicals subsidiary of Maxus Energy Corporation, before it was sold to Occidental Petroleum Corporation in 1986 (see Note 23).

Additionally, Repsol YPF’s Environmental Cost Guide establishes that 75% of the amounts recorded under the “Provision for Field Dismantlement” caption, the balance of which amounted to €125 million as of December 31, 2002, are also of an environmental nature (see Note 14).

Environmental expenses

Environmental expenses recorded in 2002 amounted to €38 million and are recorded under the “Outside work, supplies and services” caption.

The environmental measures taken in 2002 include those relating to water management, atmospheric protection, land and underground water remediation and waste management, amounting to €12 million, €10 million, €7.4 million and €5.9 million, respectively.

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Future measures

Mention should be made of climatic change, the EU regulations on environmental quality of oil products and Council Directive 96/61/EC concerning integrated pollution prevention and control (IPPC), as the main aspects which might affect Repsol YPF’s future operations and investments.

As far as climatic change is concerned, Spain is the only Exhibit I country (i.e. with a limit on the greenhouse gas emissions under the Kyoto Protocol) in which Repsol YPF has significant operations. In Spain, refineries and combined heat and power units with an installed capacity exceeding 20 MW are also included in the scope of the proposed Directive on the CO2 Emissions Market submitted by the European Commission. The Directive should be discussed and approved by the European Parliament and the Council of Ministers for the Environment in 2003. The Company is developing an action plan to meet the commitments which might arise from the Directive, although some uncertainties remain which prevent it from estimating the associated financial cost.

The new environmental quality requirements for products are contained mainly in Council Directive 98/70/EC (transposed into Spanish legislation by means of Royal Decree 1728/1999) on gasoline and diesel fuel specifications and Directive 99/32/EC (Royal Decree 287/2001) on the sulphur content of certain liquid fuels. In order to comply with the aforementioned specifications, Repsol YPF plans to make investments totaling €388 million from 2003 to 2007. It is estimated that €361 million of this amount will be invested in environmental measures, and the remainder will relate to increased conversion capacity. In December 2002 an agreement was reached between the European Parliament and the Council of Ministers for the Environment in order to establish stricter specifications by 2009. Repsol YPF will plan the necessary measures to ensure compliance with these specifications.

In 2002 the IPPC Directive was transposed into Spanish legislation by Law 16/2002. In addition, various Autonomous Community Governments are currently preparing their own legislation to implement the Directive. Repsol YPF will assess the necessary adaptations to be made at those of its centers that come under the scope of the Directive in order to plan the measures required to obtain the related Integrated Environmental Permits prior to November 2007.

Noteworthy among the other obligations associated with current regulations with a deferred schedule of application is Directive 94/63/EC on the control of volatile organic compound emissions, which was transposed into Spanish legislation through Royal Decree 2102/1996  enacted on Septermber, 20. This Royal Decree establishes the technical requirements to be complied with in the design and operation of facilities, vehicles and vessels in order to control the volatile organic compound (VOC) emissions resulting from the storage and distribution of gasoline, as well as the schedule for the application of existing technical

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requirements. The schedule for adaptation ends on January 1, 2005. Repsol YPF has planned investments of €3 million from 2003 to 2005 to meet these requirements.

As a result of the enactment of the regulations, presently being drafted, implementing Article 27 of Spanish Waste Law 10/98, the possibility that in the future certain of the Company’s centers may be required by the state authorities to carry out subsoil cleaning programs must not be ruled out.

The Repsol YPF Group makes contributions to the International Oil Pollution Compensation Fund (IOPC) in its capacity as an oil company that receives persistent oil and gas by sea. Repsol YPF records these contributions as they are billed by the IOPC Fund. The contributions made by the Repsol YPF Group in 2002 amounted to approximately €1.5 million.

(23)  OTHER INFORMATION

.	Fees paid to the Auditor

In 2002 the amount of the fees paid to the auditor and its organization for audit work performed at Repsol YPF, S.A. and its Group companies amounted to €4.1 million. Also in 2002, the fees paid to entities forming part of the auditor’s organization for various nonaudit professional services provided to Repsol YPF, S.A. and to other companies of the Repsol YPF Group amounted to €0.3 million. The sum of these two amounts does not represent more than 10% of the total revenues of the auditor and its organization.

.	Guarantees
Guarantees provided
As of December 31, 2002, the REPSOL YPF Group companies had provided the following guarantees:

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-
YPF, S.A. provided guarantees for marketing agreements entered into by certain subsidiaries for a total of €73 million. Subsequent to December 31, 2002, these agreements were renewed for one year for €45 million. Also, YPF provided guarantees relating to the financing activities of Pluspetrol Energy, S.A., Central Dock Sud, S.A., PBB Polisur, S.A. and Mega for approximately €72 million, €81 million, €20 million and €12 million, respectively. YPF also guaranteed payment of the loans obtained for the acquisition of common shares of Maxus (a subsidiary of YPF Holdings Inc.) which amounted to €26 million as of December 31, 2002.

-	Gas Natural provided guarantees to Group companies for €245 million (relating to the proportion attributable to the Group of the amount guaranteed).

Guarantees received

As of December 31, 2002, the REPSOL YPF Group had requested guarantees amounting to €885 million from finance entities. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the Group companies’ trading activities.

No losses are expected to be incurred in relation to these commitments.

.	Futures contracts on products

a)
In 2000 the Repsol Group YPF hedged the open positions relating to the long-term crude oil buy contracts (WTI) through long-term sell contracts with identical notional amounts and maturities, but with higher sale prices. The gains resulting from the difference between the purchase and sale prices are recorded when the contracts are settled on maturity.

The income recorded in 2002 and 2001 as a result of the settlement of the aforementioned contracts amounted to €1.6 million and €4.7 million, respectively, and these amounts are recorded under the “Financial Revenues” caption in the accompanying consolidated statements of income.

As of December 31, 2002, all the above-mentioned contracts had been settled.

The detail of the open positions relating to these contracts as of December 31, 2001, is as follows:

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December 31, 2001:
Product	Millions of Barrels	Thousands of US Dollars

Short term (WTI):
Buy contract	0.35	7,270(	*)
Short term (WTI):
Sell contract	0.35	8,866(	*)

(*)	Based on the prices established in the contracts.

b)	The risk associated with physical crude oil and other oil product purchase or sale futures contracts is hedged through the arrangement of derivative instruments, basically futures and swaps.

The gains and losses generated on the settlement of these instruments on maturity, which is when physical delivery of the product is made, are recorded as operating revenues and expenses under the “Sales” and “Materials consumed” captions, respectively, in the accompanying consolidated statement of income.

As of December 31, 2002 and 2001, the unsettled positions were as follows:

December 31, 2002:

	Millions of Barrels	Thousands of U.S. Dollars

Buy contracts Crude:
Short term
January (WTI)	0.200	5,868
February (WTI)	0.431	11,579
March (WTI)	0.100	2,750
April (WTI)	0.552	15,506
June (WTI)	0.274	7,213
August (WTI)	0.562	14,628
September (WTI)	0.031	778
November (WTI)	0.363	8,905
December (WTI)	0.264	6,479

Total	2.777
Long term
January 2004 (WTI)	0.017	430

Total	0.017
Sell contracts Crude:
Short term
January (WTI)	0.691	19,995
February (WTI)	0.044	1,406
March (WTI)	0.642	18,552
May (WTI)	0.212	6,127
July (WTI)	0.057	1,508

Total	1.646
Swap contracts Crude:
Short term
January (WTI)	1.392	38,113
January (Dubai)	0.300	4,713
January (Brent)	0.950	24,890
February (WTI)	0.100	40
February (Dubai)	0.100	50
March (WTI)	0.100	40
March (Dubai)	0.100	50
April (WTI)	0.100	40
April (Dubai)	0.050	25
May (WTI)	0.100	40
May (Dubai)	0.050	25
June (WTI)	0.100	40
June (Dubai)	0.050	25
July (WTI)	0.100	40
August (WTI)	0.100	40
September (WTI)	0.100	40
October (WTI)	0.100	40
November (WTI)	0.100	2,460
December (WTI)	0.200	4,880

Total	4.192

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	Millions of Barrels	Thousands of U.S. Dollars

Swap contracts products:
Short term
January (Fuel - Oil)	0.322	8,051
January (Gasoil)	0.013	399
January (Unleaded gasoline)	0.023	679

Total	0.358

	Tonnes

Swap contracts propane:
Short term
January	2,000	666

Total	2,000

	Tonnes

Swap contracts nafta:
Short term
January	182,927	42,585
February	75,000	18,176
March	25,000	6,450

Total	282,927

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December 31, 2001:
	Millions of Barrels	Thousands of U.S. Dollars

Buy contracts crude and products:
Short term
February (WTI)	0.157	3,024
January (Gasoil)	0.009	1,513
February (Gasoil)	0.003	485

Total	0.169
Sell contracts crude and products:
Short term
March (WTI)	0.327	6,452
April (WTI)	0.108	2,148
February (Gasoil)	0.007	1,176
March (Gasoil)	0.005	842

Total	0.447
Swap contracts crude and products:
Short term
January (WTI)	5.055	97,169
January (Brent)	6.015	111,308
February (Brent)	0.200	3,581
March (Brent)	0.200	3,586
January (Fuel-oil)	0.300	5,115
January (Gasoil)	0.038	149
February (Gasoil)	0.028	1,570
March (Gasoil)	0.010	1,588

Total	11.846

	Tonnes	Thousands of U.S. Dollars

Swap contracts fuel:
Short term
February	110,497	(*	)

Total	110,497

(*)   The prices established in these contracts are based on the future market prices of the products purchased or sold.

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•	Options on crude oil prices

With regard to certain marketable debentures amounting to US$400 million issued by YPF and guaranteed by the revenues from exports made under a long-term crude oil sale contract with ENAP (the Chilean State Oil Company), YPF acquired sale options on crude oil prices in order to hedge the sale price of the aforementioned contract (see “Other Contractual Commitments” in this Note). By virtue of these options, YPF was entitled to sell a certain volume of crude oil at a price of US$14 per barrel.

As of December 31, 2001, the REPSOL YPF Group held through YPF crude oil sale options on 6 million barrels at a price of US$14 per barrel. The period for the exercise of these options expired on October 26, 2002, and none of these options were exercised in 2002.

•	Swaps on crude oil prices

In November 1996, June 1998 and December 2001, YPF acquired swap contracts on crude oil prices in connection with commitments to deliver approximately 27.8 million, 23.9 million and 24.1 million barrels of crude oil within seven, ten and seven years, respectively, as established in the sale contracts described under the “Other Contractual Commitments” heading in this Note.

	As of December 31, 2002, the REPSOL YPF Group held price swap contracts on 36.8 million barrels of crude oil at an average price of US$19.59 per barrel based on the following schedule:

		2003	2004	2005	2006	2007	Subsequent Years	Total

	Volume (millions of barrels)	9.1	5.8	5.8	5.8	5.8	4.5	36.8
	Price (Dollars per barrel)	19.17	19.62	19.62	19.62	19.62	20.22	19.59
	Amount (millions of US Dollars)	174	114	114	114	114	91	721

Under these contracts, the REPSOL YPF Group will deliver the amount equivalent to the volume of barrels of crude oil traded at a fixed average price of US$ 19.59 per barrel and will receive in exchange the value of the same number of barrels at market prices.

•	Natural gas hedging transactions

	In connection with the long-term contract to sell gas to be supplied from Bolivia to the thermoelectric market in Brazil, which is recorded in this note under the “Other

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Contractual Commitments” heading, on October 30, 2002 a contract was entered into by Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) in order to establish a protection mechanism against variations in the price of the gas covered by the contract, reducing the volatility of the income by means of the establishment of adjustment prices and the subsequent settlement of any differences so arising.

•	Exchange rate hedging transactions

The Company finances its activities in the functional currencies in which its foreign investments are denominated, thereby reducing the exchange risk. This policy is implemented either through the obtainment of financing in the related currency or through the arrangement of currency swaps.

The detail of the various financial derivatives as of December 31, 2002, is as follows:

	a)	Forward contracts

REPSOL YPF enters into forward contracts as part of its overall strategy to manage its exposure to exchange risk.

These contracts are used to hedge assets and liabilities denominated in foreign currencies.

The amount resulting from the difference between the forward rate and the spot rate at the contract date is recorded as a financial revenue or expense and is prorated over the term of the contracts. At the end of each year, these contracts are valued at the exchange rate then prevailing and the resulting exchange differences are recorded under the “Financial Revenues/Financial Expenses” caption in the consolidated statement of income, except for those arising on transactions for financing investments in investees whose functional currency is the same as that of the related contract, in which case they are recorded as an addition or a reduction under the “Shareholders’ Equity – Translation Differences” caption.

The nominal values of these contracts as of December 31, 2002 and 2001, were as follows:

December 31, 2002:

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Buy			Sell			Maturity

US$	1,338	million		€1,356	million	2003
	€48	million	US$	45	million	2003
GBP	0.6	million	US$	0.9	million	2003

December 31, 2001:

Buy				Sell			Maturity

	€4,657	million		US$	4,137	million	2002
Yen	6,000	million		US$	50	million	2002
CHF	20	million	(Swiss francs)	US$	12	million	2002
GBP	0.6	million		US$	0.8	million	2002
US$	6.1	million			€6.6	million	2002

b)	Cross-currency IRS

The REPSOL YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in various currencies are converted into debt basically in U.S. dollars or euros.

The detail of these transactions as of December 31, 2002 is as follows:

Notional amount				Maturity	Foreign currency Debt

	€6,466	million		2003-2010	US$
BRL	40	million		2003-2005	US$

The detail of these transactions as of December 31, 2001, is as follows:

Notional amount				Maturity	Foreign currency Debt

Yen	9,291	million		2003	US$
	€6,466	million		2002-2010	US$
Yen	3,000	million		2002	€
CHF	25	million	(Swiss francs)	2002	€
US$	51	million		2002-2005	BRL

The interest on these transactions is recorded as financial revenues and expenses.

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c)	Interest rate swaps

	As of December 31, 2002, the REPSOL YPF Group held the following interest rate swaps:
	Notional amount			Maturity

From floating to fixed interest rate	US$	16	million	2009
From fixed to floating interes rate	Mexican peso	120	million	2003
From floating to floating interest rate		€29	million	2007
From floating to fixed interest rate		€698	million	2027

The detail of these transactions as of December 31, 2001, is as follows:

	Notional amount		Maturity

From fixed to floating interest rate	€15	million	2002
Form floating to floating interest rate	€120	million	2007

d)	Average-rate forward contracts

As of December 31, 2002, the REPSOL YPF Group had not entered into any floating average-rate currency forward contracts.

As of December 31, 2001, the positions held by the REPSOL YPF Group were as follows:

Buy				Sell				Maturity

€	(*	)		US$	6.2		million	2002
US$	1		million	€	(*	)		2002

(*)	These amounts were determined at the average exchange rate set by the European Central Bank in the five months immediately preceding the contract maturity date.

•	Interest rate options

In December 1997 REPSOL YPF monetized the option of redeeming the preferred shares issued in October that year (see Note 12) by selling an interest rate option whereby the acquirors of the option had the right - exercisable from October 2002 to October 2007 - to

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carry out an interest rate swap transaction with Repsol YPF for a total notional amount of US$725 million under which:

• REPSOL YPF would pay quarterly fixed interest of 7.45% (the same rate as that of the dividend to be paid on the preferred shares issued) from the effective exercise date through October 2027; and

• REPSOL YPF would receive quarterly interest of 3-month LIBOR plus 0.45% during the same period as that indicated above.

The premium received on the sale of this interest rate option (which amounted to US$ 78 million) was recorded as deferred revenues (see Note 13), was amortized over the contract term and recorded as a financial revenue in the consolidated statement of income.

In October and November 2002 the acquirors of the option sold in the past by Repsol YPF exercised their right to carry out the aforementioned swap transaction, which is addressed in this note under the “Exchange Rate Hedging Transactions “ heading in section c) Interest rate swaps. Since that date Repsol YPF has used this interest rate swap to hedge the cash flows generated by the issues of preferred shares in euros (see Note 12) and has thus transformed the nominal amount, interest rates and the related flows from dollars to euros.

As a result of these transactions the Group recorded a net financial expense of €87 million in 2002, which reflects the mark-to-market of the swap as of the date of commencement of the hedge, net of the amount of the unamortized premium.

The Company retains the option of redeeming the preferred share issue early.

In May 2001 REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of €1,000 million tied to the preferred shares issued on that date (see Note 12).

The characteristics of these options are as follows:

•
REPSOL YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2001, the first maturity being on October 1, 2001, and the last on June 30, 2011.

• REPSOL YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same

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quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for REPSOL YPF of this preferred share issue, in the first ten years, is established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective June 30, 2002, REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of €1,000 million tied to the preferred shares amounting to €2,000 million issued in December 2001 (see Note 12).

The characteristics of these options are as follows:

•
REPSOL YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2002, the first maturity being on September 30, 2002, and the last on December 30, 2011.

•
REPSOL YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for REPSOL YPF of €1,000 million of the total of €2,000 million relating to the preferred shares issued in December 2001 is established, for the period from September 30, 2002 to December 30, 2011, at a floating interest rate of 3-month EURIBOR.

Additionally, as of December 31, 2002, REPSOL YPF held the following interest rate option on a notional amount of US$ 41 million:

• Purchase of a right by virtue of which it would pay 7.5% and receive 6-month LIBOR on the aforementioned notional amount.

• Sale of a right by virtue of which it would receive 6-month LIBOR and pay 5.26% provided 6-month LIBOR is under 4%.

•	Medium and long-term incentive plan

Since 2000 the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has implemented bonding programs initially aimed at senior executives

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and extendible to other persons occupying positions of high responsibility in the Company. Under these programs, a medium/long-term incentive was included in the compensation system, linked to the appreciation of Repsol YPF, S.A. shares over a given period of time, subject to the beneficiary being an employee of the Group at each of the dates on which the rights are exercisable.

The aim of these programs is to strengthen the identification of executives and managers with shareholders’ interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment.

The various incentives plans in force are the following:

2000 incentive

The beneficiaries of this plan will be entitled to receive compensation in cash equal to the full appreciation of the price of Repsol YPF, S.A. shares with respect to certain specific values and the number of shares received. The cash payment will be composed of the following items:

•	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€16.40). This first tranche comprises a total of 1,816,515 shares.

•	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€24.60). This second tranche comprises a total of 1,816,515 shares.

This right will be exercisable on the following dates:

•	From March 1, 2002, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

•	From March 1, 2003, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

•	From March 1, 2004, the beneficiaries must exercise any rights not already exercised.

2001 incentive

The beneficiaries of this plan will be entitled to receive compensation in cash equal to the full appreciation of the price of Repsol YPF, S.A. shares with respect to certain specific

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values and the number of shares received. The cash payment will be composed of the following items:

•	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€15.00). This first tranche comprises a total of 1,644,243 shares.

•	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€22.00). This second tranche comprises a total of 1,644,243 shares.

This right will be exercisable on the following dates:
•	From June 1, 2003, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

•	From March 1, 2004, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

•	From March 1, 2005, the beneficiaries must exercise any rights not already exercised.

This plan, together with the issue of debentures convertible into shares of Repsol YPF, S.A. intended to hedge the plan, were approved by the Shareholders’ Meeting held on April 21, 2002.

2002 incentive

The beneficiaries of this plan will be entitled to receive compensation in cash equal to the full appreciation of the price of Repsol YPF, S.A. shares with respect to certain specific values and the number of shares received. The cash payment will be composed of the following items:

•	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€13.00). This first tranche comprises a total of 3,182,456 shares.

•	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€18.00). This second tranche comprises a total of 3,182,456 shares.

This right will be exercisable on the following dates:
•	From March 1, 2004, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

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•	From March 1, 2005, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

•	From March 1, 2006, the beneficiaries must exercise any rights not already exercised.

At each year-end the rights not yet exercised by the beneficiaries are marked-to-market; the resulting amount is allocated linearly pro-rata to the remaining period to maturity of the plan. As of December 31, 2002 and 2001, based on the valuation method described above, expenses of €4.9 million and €0.5 million, respectively, were recorded under the “Personnel expenses” caption in this connection.

As of December 31, 2002, in relation to these incentive programs, the Company had arranged transactions linked to the price of Repsol YPF shares, which can only be net settled, on a total of 8,702,483 shares with reference price of €12.61 maturing on June 9, 2003. The market value as of December 31, 2002, of the aforementioned transactions gave rise to the recording of a financial expense of €0.075 million.

Also, regarding Gas Natural, it should be stated that in December 2000, 2001 and 2002 the Board of Directors approved a medium-/long-term cash incentive program tied to the market price of the shares of Gas Natural SDG, S.A. for a group of senior executives. This incentive is subject to the beneficiary being an employee of the Company during the period covered by the program and to approval by the Company’s Shareholders’ Meeting of the implementation of the 2002 incentive. Beneficiaries will be able to exercise up to 1/3 each year of the aforementioned rights on the shares previously assigned to them at a reference price on certain dates, and any unexercised shares can be accumulated in subsequent years. In order to cover the disbursements that might have to be made, Gas Natural arranged purchase options on its shares, the detail of which is as follows:

	Number of Shares	Premium (Millions of Euros)

Incentive 2000	256,187	1.6
Incentive 2001	255,202	2.0
Incentive 2002	279,411	1.9

The cost of these options is recorded under the “Personnel expenses” caption in the statement of income for each year.

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•	Repsol Garantizado

In the public offering on July 7, 1999, the employees of REPSOL YPF Group companies resident in Spain were offered the possibility of acquiring shares either for cash or through products known as Repsol Garantizado Plus 50 (“RGP-50”) and Repsol Garantizado Plus 100 (“RGP-100”).

These products included a contract to partially finance the purchase of shares and a hedging contract, by virtue of which REPSOL YPF S.A., in exchange for “Hedging Premiums” on the reference price, undertook to pay the employee the full amount of the unrealized loss and, in the case of RGP-50, received from the employee 50% of the unrealized gain. The gain or loss was calculated as the difference between the so-called reference price (set at €20.218/share) and the simple average of the weighted average changes in the REPSOL YPF share price in the twenty market sessions prior to July 8, 2002, the date on which all these contracts matured.

The detail of the number of securities subscribed and the premiums receivable is as follows:

Type	Number of shares	Hedging Premium

RGP-50	8,418,135	7.4892%
RGP-100	557,929	16.9973%

To partially hedge the risks associated with these products, REPSOL YPF, S.A. performed, inter alia, the following forward purchase and sale transactions tied to the market price of REPSOL YPF, S.A. shares:

Sale transactions:

Number of Securities	Maturity	Settlement Price (euros/share)

1,500,000	February 28, 2001	19.5882
1,500,000	June 11, 2001	18.0989
286,108	August 3, 2001	19.6212
136,108	November 2, 2001	19.7950
350,000	December 11, 2001	21.3506

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Purchase transactions:

Number of Securities	Maturity	Settlement Price (euros/share)

150,000	August 3, 2001	21.0981

As of December 31, 2001, there were no hedges covering the commitments acquired by REPSOL YPF, S.A. in connection with the Repsol Garantizado Plus 50 and Repsol Garantizado Plus 100 products.

The Company recorded jointly the economic effects of both the employee hedging contract inherent in the “RGP-50” and “RGP-100” products and the aforementioned partial hedging transactions arranged to cover the risk assumed by Repsol YPF, S.A., based on their overall impact. To this end, at 2001 year-end and at the settlement date of these contracts in 2002, the following items were taken into account:

	a)	The hedging premium described above that REPSOL YPF, S.A. received from employees as consideration.

	b)	The market value at the aforementioned date of the rights and obligations assumed by the Company under the hedging contract.

	c)	The cumulative gain or loss generated by the partial hedging transactions that had been settled through that date.

In accordance with the method described above, in December 2002 and 2001 an expense of €41 million and €9 million, respectively, was recorded under the “Financial Expenses” caption in the accompanying consolidated statements of income.

•	Asset swap with Petrobras

The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, by which assets and company holdings valued at US$ 559 million were exchanged, envisages an annual revision of the value assigned in the operation to Eg3, S.A., an Argentinean company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery.

This value revision, which will be calculated by applying the correction mechanisms envisaged in the contract, will be performed in the eight years following January 1, 2001, and will in any case be limited to a variation of up to 40% of the value assigned to the assets in the swap.

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To date the possible rights or obligations for Repsol YPF Brasil arising from the application of the review to previous (2001 and 2002) or future years have not been quantified. In any case, the directors consider that the settlements to be made at the end of the aforementioned period will not be material.

•.	Lipigas Group purchase option

On November 2, 2000, a 45% ownership interest was acquired in the Chilean group Lipigas.

The acquisition agreement includes an option to purchase an additional 10%, exercisable from 2003 through 2005. Should the option be exercised, the sellers have three years to exercise a sale option on the remaining 45%.

•	Land purchase option

On November 23, 2001, REPSOL YPF acquired an irrevocable option, with a penalty for non-exercise, to purchase a 7,500 m2 land lot from Tecnicontrol y Gestión Integral, S.L. (a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid), which in turn had acquired it from Real Madrid Football Club. The acquisition cost of this land lot, located in the club’s former sports complex on the Paseo de la Castellana in Madrid, was €188 million.

REPSOL YPF paid a premium of €1.2 million for this irrevocable purchase option, which must be exercised by December 29, 2003.

The exercise price will be determined by all the debts, interest, payments and related financial costs borne by Tecnicontrol y Gestión Integral, S.L. for the acquisition and subsequent management of this land lot.

If it fails to exercise the purchase option, REPSOL YPF will have to pay a penalty which will be determined as the difference between the option exercise price and the land sale price, provided that the latter amount is lower than the option exercise price.

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•	Other contractual commitments

•
In 1994 YPF entered into a long-term sale contract with ENAP (Chilean state oil company) to supply Chile with 40,000 to 60,000 barrels of oil per day from the Neuquina field. This term of this contract expired in October 2002.

•
In November 1996, June 1998 and December 2001, YPF received US$ 381 million, US$ 300 million and US$ 383 million, respectively, as advances for future deliveries of oil pursuant to forward sale contracts amounting to US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under these contracts, the Company undertook to deliver approximately 27.8 million, 23.9 million and 24.1 million barrels over seven, ten and seven years, respectively; the Company’s own production or that of third parties may be used to make the deliveries.

The amounts received are recorded in the consolidated balance sheet as customer advances and will be taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2002, these advances amounted to €485 million. Deliveries of crude oil are recorded as net sales at the price used to calculate the total amount of the contracts. Company management does not expect any material losses to arise as a result of the aforementioned commitments.

	•	As of December 31, 2002, the REPSOL YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

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Firm purchase commitments
	Units	Total Commitment	Term

Oil and gas products purchases	Tonnes	645,000	2003-2007
L.P.G. purchases	Tonnes	487,341	2003-2007
Natural gas purchases	Millions of cubic feet	5,070,861	2003-2022
Electricity purchases	MWh/year	9,593,136	2003-2017
Vapor purchases	Tonnes	42,801,901	2003-2017
Transmission of natural gas by pipeline	Millions of cubic feet	2,475,626	2003-2021
Transport of crude oil by pipeline	Thousands of barrels	672,405	2003-2024
Transport of petrochemical products	Tonnes	900,000	2003-2007
Storage of oil and gas and petrochemical products	M3	3,284,000	2003-2015
Leases	Thousands of Euros	317,523	2003-2012

Firm sale commitments
	Units	Total Commitment	Term

Crude oil sales	Thousands of barrels	17,958	2003-2012
Natural gas sales	Millions of cubic feet	11,338,745	2003-2020
Petrochemical product sales	Tonnes	3,888,798	2003-2014
Oil and gas product sales	Tonnes	5,086,500	2003-2009
L.P.G. sales	Tonnes	62,467	2003-2007

•
In July 2000, in February 2001 and in November 2001, REPSOL YPF S.A. chartered three methane gas tankers with capacities of 138,000 m3, 140,500 m3 and 138,000 m3, respectively, under “time charter” arrangements.

These vessels will make it possible for the Company to transport the liquefied natural gas that it has undertaken to take under the agreement between REPSOL YPF and Atlantic LNG Company of Trinidad and Tobago and also to cater for other trade in this product.

On September 30, 2002, the 140,500 m3 tanker was delivered to REPSOL YPF under the charter contract entered into in February 2001. The remaining two vessels, which are currently under construction, are expected to be delivered in the first few months of 2004 and 2005.

The total lease payments for all three vessels will be approximately €63 million per year.

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Under these contracts, REPSOL YPF undertakes to lease the vessels for an initial period of 20 years from delivery thereof, extendible through two consecutive five-year extensions. Also, there is a purchase option on two of these tankers, exercisable on expiration of the initial period or of either of the extensions, for a total amount of approximately €101 million for the two vessels.

Once the vessel has been delivered by the owner, REPSOL YPF records this commitment under the “Intangible Assets” caption and records the liability relating to the total amount of the payments to be made over the term of the lease plus the purchase option, excluding the operating costs of the vessel. The difference between the two amounts, which is the financial expense associated with the transaction, is capitalized under the “Deferred Expenses” caption and amortized over the term of the contract (see Note 8).

–
REPSOL YPF has also chartered, under “time charter” arrangements, two crude oil tankers with capacities of 107,000 m3 and 57,000 m3, respectively, whose charter contracts expire in December 2003 and February 2005. The total lease payment for these two oil tankers is approximately €14 million per year.

The Company has also chartered, under “time charter” arrangements, a further two crude oil tankers currently under construction. The first of these tankers, which has a capacity of 170,000 m3, is expected to be delivered in January 2004; the second, with a capacity of 120,000 m3, is expected to be delivered in July 2003. REPSOL YPF has undertaken to lease the first of these vessels through June 2011 and the second through July 2009. The total lease payment for these two vessels will be approximately €19 million per year.

In addition, REPSOL YPF has chartered, likewise under “time charter” arrangements, eleven vessels with a total capacity of 296,000 m3 for the transport of L.P.G. and other products for periods of one to three years which will expire in December 2005. A further two vessels, which are currently under construction, have also been chartered under “time charter” arrangements. One of these vessels, which is intended for oil products, has a capacity of 15,000 m3 and is expected to be delivered in January 2003; the other, for L.P.G., has a capacity of 7,000 m3 and is expected to be delivered in March 2003. The charters are for periods of one and four years, respectively, from the respective dates of delivery.

In 2002, Gas Natural has chartered, under basically long-term “time charter” arrangements, ten cryogenic vessels for the transport of L.P.G. with capacities of between 25,000 m3 and 140,000 m3. The lease payments on these vessels amount to approximately €26 million per year, based on the Repsol YPF Group’s ownership interest in the company.

Gas Natural has also chartered, under “time charter” arrangements, two cryogenic vessels for the transport of L.P.G. with a capacity of 138,000 m3 which are expected to be delivered in late 2003. Under these contracts Gas Natural has undertaken to lease these vessels for an initial period of twenty years from the delivery date, with an option to extend the lease period for two further five-year periods, and a purchase option at the end of the twenty-year period.

–
As of December 31, 2002, the REPSOL YPF Group had 1,663 GWh/d of liquefied natural gas regasification reserves for the period from 2004 to 2024. The economic consideration to be paid by the company in exchange for the services provided will be that corresponding to the maximum reglamentarily established tolls and royalties. Under Royal Decree 1434/2002 enacted on December 27, the company has a three-month period from the date the Royal Decree comes into force in which to request reductions in the capacity contracted for.

–
In 2001 the REPSOL YPF Group, through its subsidiary Repsol YPF Ecuador, S.A., entered into an agreement with the Ecuadorian company OCP Ecuador, S.A., the owner of a heavy crude oil pipeline in Ecuador currently under construction and expected to be completed by July 2003. Under this agreement, the Group has undertaken to transport 71,000 barrels/day of crude oil (26 million barrels/year) for a period of 15 years from the date of entry into service of the pipeline, at a variable rate defined in the agreement.

REPSOL YPF has also undertaken to contribute, if necessary and under certain specific circumstances stipulated in the contract, additional funds for the construction of the aforementioned oil pipeline.

•	Other commitments and contingencies

	–	Pursuant to the YPF Privatization Law, the Argentinean State took on certain obligations that YPF had as of December 31, 1990.

Through December 31, 2002, the Argentinean State had been, or was in the process of being, notified of all such claims. Based on the Privatization Law, YPF considers that it will not have to meet any significant claims in this connection.

–
YPF resolved to maintain its holding in Petroken Petroquímica Ensenada, S.A., which it cannot sell without the prior authorization of its creditor banks. Also, YPF has pledged all its shares of Compañía Mega, S.A. and Profertil, S.A. and has undertaken,

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inter alia, to maintain its holdings in these companies through April 1, 2004, and December 31, 2010, respectively.

–
As of December 31, 2002, the REPSOL YPF Group, through YPF Holdings Inc., had recorded provisions to cover the possible environmental risks relating to its subsidiary Maxus Energy Corporation (“Maxus”) in connection with the past operations of Diamond Shamrock Chemicals, itself a Maxus subsidiary, prior to its sale in 1986 to Occidental Petroleum Corporation (“Occidental”).

As of December 31, 2002, the REPSOL YPF Group had recorded provisions totaling approximately €75 million in this connection.

Following is a summary, by site, of the main environmental risks:

•
Hudson County (New Jersey, United States). Contribution to the clean-up costs incurred at various sites at which, according to the New Jersey Department of Environmental Protection and Energy (“DEP”), chromium ore waste was used as fill material. At 2001 year-end, Tierra Solutions Inc. (a YPF Holdings Inc. subsidiary), the company responsible for cleaning up the sites, reported its findings to the DEP. In this connection, Tierra Solutions was required to provide a financial guarantee in relation to the aforementioned clean-up work. Although this guarantee is currently instrumented through YPF Holdings Inc. for €19 million, this amount may be reduced, subject to approval by the DEP, in the event of a review of the costs of this work. YPF Holdings Inc. has recorded a provision, based on its best estimate of the research and remediation costs yet to be incurred, amounting to €32 million.

Additionally, the DEP has stated that it expects Occidental and Maxus to contribute, along with the other chromium manufacturers, to the funds for certain clean-up activities at certain sites located in Hudson County, New Jersey. Occidental and Maxus have refused to make any contribution in connection with these sites on the grounds that there is no evidence to suggest that any of the waste was produced by their operations. The State of New Jersey might initiate legal action to recover the payments made in connection with these sites. Under an administrative resolution issued by the Governor of New Jersey, state agencies are required to provide specific justification if a state requirement proves to be more stringent than a federal requirement.

•
Passaic River (New Jersey, U.S.A.). Studies have shown that the bed of Newark Bay, including the Passaic River near the former Diamond plant, has been polluted by chemicals from various sources.  Under an agreement with the U.S. Environmental  Protection Agency, Tierra Solutions is currently conducting tests and studies to identify contaminated flora and fauna.  YPF Holdings Inc. expects

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these tests and studies to be completed in the second quarter of 2003 and to cost approximately €3 million. The company has recorded a provision for this cost.

•
Painesville (Ohio, United States). Obligations relating to the research and feasibility studies for the environmental clean-up work at a former Diamond plant in Painesville which engaged in the processing of iron chromate ore. Tierra Solutions has agreed to participate in this work. The estimated cost of these studies in 2003 is approximately €0.3 million. YPF Holdings, Inc. has recorded a provision for the estimated amount of its share of these costs.

Although it is still not possible to determine the magnitude and nature of any research or additional remedial measures that may prove to be necessary, the related changes and increases in provisions will be made when required.

•
Legal actions. In 1998 a subsidiary of Occidental filed suit at a court in Ohio in connection with certain expenses relating to a Diamond plant and other costs. While this legal action is currently in the evidential phase, Maxus and Occidental have asked the court to hand down a ruling for legal purposes on certain disputed events. On January 25, 2002, the court accepted and rejected the requests of Occidental and Diamond, respectively. The company considers that the ruling was incorrect and has appealed against it. YPF Holdings Inc. considers that Occidental’s claim is groundless and its resolution by the court system will have no material adverse impact on the financial position of YPF Holdings, Inc. or on the results of its operations.

The directors consider that these provisions will adequately cover all the probable significant environmental contingencies that can reasonably be estimated; however, any changes in the current circumstances could lead to increases in these provisions in the future.

–
On March 22, 1999, the Argentinean Secretariat for Industry, Commerce and Mining informed YPF of Resolution 189 of March 19, 1999, under which YPF was fined €123 million for abuse of dominant position in the Argentinean L.P.G. market through the practice of price discrimination between Argentinean and foreign L.P.G. buyers from 1993 to 1997. In strict adherence to the accounting principle of prudence, YPF recorded a provision for the amount of the fine in its 2000 statement of income. The net effect of this provision was recorded as goodwill arising from consolidation in the financial statements of the REPSOL YPF consolidated Group. In July 2002, the Supreme Court upheld the ruling of the Chamber and YPF made the payment that had been claimed.

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On January 29, 2003, YPF was notified by the Argentinean National Fair Trading Authorities of the commencement of an investigation on YPF’s activities in the L.P.G. market during the period from October 1997 to March 1999.

–
EDF Internacional, S.A. has commenced an international arbitration proceeding under the International Chamber of Commerce’s Arbitration Regulations against Repsol YPF, S.A., YPF, S.A. and Endesa Internacional, S.A. In the request for arbitration EDF Internacional, S.A. is seeking a ruling holding Repsol YPF and YPF, S.A. jointly and severally liable for the payment of €66 million for the sale of Electricidad Argentina, S.A. as a result of a review of the price paid, as stipulated in the share purchase/sale agreement, in the event of the cancellation of the parity between the peso and the U.S. dollar prior to December 31, 2001. Based on their legal advisers’ opinion, the directors consider that the request for arbitration is groundless. Also, YPF has filed a counterclaim for the adjustment of the sale price.

–
On December 28, 2000, the Argentinean State applied Rule 1252 and extended the term of YPF’s operating concession for the Loma La Lata – Sierra Barrosa area for an additional ten-year period through November 2027, in accordance with the conditions established in the Extension Agreement signed on December 5, 2000, between the State, Neuquén Province and YPF. Under this agreement, YPF undertook, inter alia, to pay the State US$300 million for the obtainment of the extension, this amount being recorded under the “Property, Plant and Equipment” caption in the balance sheet as of December 31, 2000, to define a program of investments totaling US$8,000 million to be made in Neuquén Province from 2000 through 2017, and to transfer to Neuquén Province 5% of the net cash flow arising from the concession in each year of the extended term. YPF also donated the sums of US$20 million, which were used to settle the debts of certain companies providing services to YPF, and of US$10 million to meet those companies’ working capital requirements. These obligations are affected by the new economic legislation detailed in Note 1.d.1-c) of these notes to the financial statements.

–
As regards the US$381 million, US$300 million and US$383 million received by YPF in November 1996, June 1998 and December 2001, respectively, as advances for future deliveries of oil pursuant to forward sale contracts amounting to US$399 million, US$315 million and US$400 million, respectively (see the “Other Contractual Commitments” section of this note), on January 31, 2003, the Company was notified by the Federal Public Revenues Authorities that the aforementioned advances should be subject to an income tax withholding of approximately €20 million, plus interest and fines. The directors consider that this claim is groundless, since it relates to advances received on crude oil export commitments.

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–
Since the enactment of Law 25,561 on the Public Emergency and Exchange System Reform which, inter alia, amended the Convertibility Law, a discrepancy has arisen with the provinces regarding oil and gas tax settlements, since the provinces consider that the payments made for production destined for the domestic market do not correspond with the terms of Department of Energy Resolutions 155/92 and 188/93 as regards the exchange rate used to calculate them. Company management considers that the oil and gas tax payments should be calculated on the basis of the amounts actually collected, in accordance with the stipulations of Article 56 c) I of Oil and Gas Law 17,319 and of Article 110 of Legislative Decree 1,757/90. The directors consider that the claim is groundless and are negotiating with the producer provinces under the framework of Department of Energy Resolution 231/02.

–
The Texas State Auditor is seeking payment from Midgard Energy Company, a subsidiary of YPF Holdings, Inc., of a debt of approximately €25 million, plus interest and fines, relating to a state tax for the period from 1984 to 1997, the estimated amount of which as of December 31, 2002, amounted to €44 million. YPF Holdings, Inc. considers that the claim is groundless and has filed the related administrative appeals.

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(24)  SUBSEQUENT EVENTS

–
On January 1, 2003, Repsol YPF exercised the option to acquire an additional 20% of BPRY, the company that owns all the shares of BP Trinidad y Tobago (BPTT), which owns productive assets in Trinidad and Tobago. This purchase option was envisaged in the agreement known as the BPRY Limited Liability Company Agreement dated October 20, 2000. By means of this agreement, Repsol YPF, through its affiliate Repsol YPF T&T, S.A., acquired 10% of BPRY with an option to acquire an additional 20% on January 1, 2003, at a predetermined price.

This acquisition increases Repsol YPF’s holding in BPTT to 30% and trebles its oil and gas production and reserves in Trinidad y Tobago.

(25)  CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are the Group’s consolidated statements of changes in financial position for 2002  and 2001:

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Millions of Euros

APPLICATIONS OF FUNDS	2002	2001	SOURCES OF FUNDS	2002	2001

Investments			Funds obtained from operations (*)	4,823	5,729
Property, plant and equipment	2,228	3,894
Intangible assets	57	91	Share issuances	—	—
Long-term financial investments	194	301
Acquisitions of consolidated affiliates	194	170	Subsidies and other deferred revenues	96	69

	2,673	4,456
			Contribution of minority interests	—	3,002
	80	360

Deferred expenses	2,753	4,816
			Long-term debt
Net long-term assets and liabilities related	(878)	(126)	Loans received	1,144	4,014
Net change in long-term assets and liabilities due to translation	(305)	1,169	Other long-term debt	87	463
Dividends			Disposal of fixed and other noncurrent assets
Of the Parent Company	183	635	Property,plant and equipment	77	650
Of the Group companies attributed to minority interests	292	486	Long-term investments and other	2,481	587

Repayment or reclassification of long-term debt	3,523	5,666

INCREASE IN WORKING CAPITAL	3,140	1,868	DECREASE IN WORKING CAPITAL	—	—

TOTAL FUNDS APPLIED	8,708	14,514	TOTAL FUNDS OBTAINED	8,708	14,514

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(*)     The detail of the funds obtained from operations in 2002 and 2001 is as follows:

	Millions of Euros

	2002	2001

Net income for the year	1,952	1,025

Adjustments to determine the funds obtained from operations:
Depreciation, depletion and amortization	2,926	3,294
Provisions funded (net	692	1,138
Income attributed to minority interests	334	490
Income/(expense on fixed assets disposals	(1,270)	(302)
Cancellation of deferred tax liabilities and other	189	84

Funds obtained from operations	4,823	5,729

The variations in working capital in 2002 and 2001 were as follows:

	Millions of Euros

	2002		2001

VARIATIONS IN WORKING CAPITAL	Increases	Decreases	Increases	Decreases

Inventories	13	—	—	554
Accounts receivable	—	1,295	—	1,068
Accounts payable	4,116	—	1,390	—
Temporary cash investments and cash	278	—	2,129	—
Prepaid expenses and accrued liabilities (net)	28	—	—	29

TOTAL	4,435	1,295	3,519	1,651
VARIATION IN WORKING CAPITAL	—	3,140	—	1,868

	4,435	4,435	3,519	3,519

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(26)	SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (Unaudited information)

Capitalized costs

Capitalized costs represent the historical costs capitalized to assets with proved and unproved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and depletions. These amounts include state-financed exploration costs (see Note 2.c.3).

	Millions of Euros

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

As of December 31, 2001

Costs capitalized to assets with proved reserves	28,873	300	1,585	23,157	3,809	13	9
Costs capitalized to assets with unproved reserves	1,351	—	—	888	434	21	8

	30,224	300	1,585	24,045	4,243	34	17
Support equipment and facilities..	676	36	162	419	58	1	—

Total capitalized costs	30,900	336	1,747	24,464	4,301	35	17
Accumulated depreciation	(15,715)	(282)	(1,030)	(13,472)	(927)	(3)	(1)

Net amounts	15,185	54	717	10,992	3,374	32	16

As of December 31, 2002

Costs capitalized to assets with proved reserves	25,213	270	1,241	20,520	3,161	12	9
Costs capitalized to assets with unproved reserves	679	—	—	372	286	10	11

	25,892	270	1,241	20,892	3,447	22	20
Support equipment and facilities	1,004	48	290	317	348	1	—

Total capitalized costs	26,896	318	1,531	21,209	3,795	23	20
Accumulated depreciation depletion and provisions	(14,815)	(302)	(937)	(12,440)	(1,130)	(1)	(5)

Net amounts	12,081	16	594	8,769	2,665	22	15

Costs incurred

Costs incurred represent amounts capitalized or expensed during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities, including amounts financed by the State (see Note 2.c.3).

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	Millions of Euros

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

2001
Acquisitions of assets with proved reserves	159	—	—	—	159	—	—
Acquisitions of assets with unproved reserves	7	—	—	—	6	—	1
Exploration costs	309	66	26	92	104	10	11
Development costs	1,348	25	64	873	272	114	—

	1,823	91	90	965	541	124	12

2002
Acquisitions of assets with proved reserves	—	—	—	—	—	—	—
Acquisitions of assets with unproved reserves	1	—	—	—	—	—	1
Exploration costs	193	25	31	56	53	3	25
Development costs	961	(2)	53	607	302	1	—

	1,155	23	84	663	355	4	26

Results of operations of oil and gas producing activities

The following table shows the revenues and expenses associated directly with the Company’s oil and gas producing activities. It does not include any allocation of the Company’s financial costs or general corporate overhead and, therefore, is not necessarily indicative of the contribution to consolidated net earnings of the Company’s oil and gas operations.

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	Millions of Euros

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

2001

Revenues
Sales to unaffiliated parties	3,434	17	197	2,096	578	543	3
Sales to affiliated parties	3,114	57	566	2,400	71	20	—
Other revenues	232	4	227	—	1	—	—

Total revenues	6,780	78	990	4,496	650	563	3
Production costs (1)	(1,932)	(7)	(198)	(1,278)	(220)	(229)	—
Exploration expenses	(202)	(5)	(24)	(83)	(67)	(7)	(16)
Other operating expenses	(106)	(5)	(1)	(71)	(7)	(20)	(2)
Depreciation and amortization	(1,441)	(28)	(84)	(1,046)	(185)	(97)	(1)

Income (Loss) before taxes and charges	3,099	33	683	2,018	171	210	(16)
Taxes and charges	(1,283)	—	(317)	(802)	(79)	(85)	—

Results of oil and gas producing activities (2)	1,816	33	366	1,216	92	125	(16)

(1)	Production costs include royalties and local taxes of €730 million, transport and other costs of €131 million and “excess oil” costs in Egypt of €10 million.

(2)
The results figure does not include €655 million relating to the provision recorded as a result of the comparison between market value and cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Notes 1.d.1 and 18).

	Millions of Euros

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

2002

Revenues
Sales to unaffiliated parties	1,365	17	153	470	719	4	2
Sales to affiliated parties	3,691	93	463	3,061	74	—	—
Other revenues	24	4	26	—	2	(8)	—

Total revenues	5,080	114	642	3,531	795	(4)	2
Production costs (1)	(1,299)	(2)	(139)	(959)	(196)	(2)	(1)
Exploration expenses	(275)	(69)	(29)	(50)	(95)	(4)	(28)
Other operating expenses	(61)	(12)	—	(30)	(19)	—	—
Depreciation and amortization	(1,291)	(35)	(71)	(979)	(204)	—	(2)

Income (Loss) before taxes and charges	2,154	(4)	403	1,513	281	(10)	(29)
Taxes and charges	(980)	24	(226)	(615)	(167)	3	1

Results of oil and gas producing activities (2)	1,174	20	177	898	114	(7)	(28)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €635 million, transport and other costs of €78 million.

(2)
The results figure does not include €410 million relating to the provision recorded as a result of the comparison between market value and cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

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Estimated proved net developed and undeveloped reserves of hydrocarbons

The tables below reflect the estimated developed and undeveloped proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2002, 2001 and 2000, and the variations therein.

37% (61% of the Argentinean reserves) of the total proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2002, were estimated by the independent engineers Gaffney, Cline & Associates. The reserves of the other assets in 2002 and the total reserves existing as of December 31, 2001 and 2000, were estimated by the Group in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market economic information practices in the U.S.A. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and liquids related to natural gas for which geological and engineering information demonstrates with reasonable certainty that known fields can be extracted in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. The price change considerations to be used may be used only for current contractual agreements and not for increases based on possible future conditions.

Effective January 1, 2001, REPSOL YPF changed the conversion factor for the volume of gas produced to barrels of oil equivalent which had historically been used in the information published. Through that date the factor of 6,000 cubic feet of gas = 1 barrel of oil equivalent had been used; from January 1, 2001, the factor used is 5,615 cubic feet of gas=1 barrel of oil equivalent. In the table summarizing reserves the figures for 1999 and 2000 are based on the new method.

REPSOL YPF decided to apply this new conversion factor for purposes of internal unification of accounting and technical processes and because the EIA, a US Department of Energy body, uses the conversion factor of 1 barrel of oil equivalent to 5,615 cubic feet of gas in the preparation of all its reports.

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Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G.:

	Thousands of Barrels

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

Reserves at December 31, 2000	2,378,471	7,174	262,928	1,571,535	330,014	206,768	52
Revision of previous estimates	(33,025)	(3,684)	(8,628)	(6,905)	(43,442)	29,635	(1)
Increase due to improvements in recovery techniques	40,706	—	—	41,235	—	(529)	—
Extensions and discoveries	82,123	5,224	10,340	47,465	16,710	2,384	—
Purchase (Sale) of reserves	62,146	—	(35,892)	(3,538)	101,583	—	(7)
Production	(235,433)	(1,752)	(24,784)	(162,096)	(26,387)	(20,410)	(4)

Reserves at December 31, 2001 (1)	2,294,988	6,962	203,964	1,487,696	378,478	217,848	40

Revision of previous estimates	13,070	(1,244)	(1,017)	8,920	5,655	756	—
Increase due to improvements in recovery techniques	31,313	—	—	29,369	1,944	—	—
Extensions and discoveries	54,178	—	7,969	33,411	12,798	—	—
Purchase (Sale) of reserves	(161,621)	307	—	—	50,742	(212,670)	—
Production	(213,232)	(1,783)	(22,183)	(159,795)	(29,452)	(16)	(3)

Reserves at December 31, 2002 (2)	2,018,696	4,242	188,733	1,399,601	420,165	5,918	37

Proved developed reserves of crude oil, condensed oil and L.P.G.:
At December 31, 2000	1,808,911	3,401	229,153	1,252,592	168,338	155,375	52
At December 31, 2001	1,768,399	6,962	173,407	1,203,217	202,521	182,252	40
At December 31, 2002	1,526,201	3,115	144,886	1,153,642	224,495	26	37

(1)
Includes 60,325,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 212,670,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001 (see Note 1.d.5).

(2)	Includes 73,258,000 barrels of crude oil relating to the minority interests of Andina, S.A.

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Proved developed and undeveloped reserves of natural gas:

	Natural Gas in Millions of Cubic Feet

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

Reserves at December 31, 2000	14,394,740	2,755	670,999	10,653,460	2,529,808	531,412	6,306

Revision of previous estimates	419,948	7	(78,006)	15,226	450,216	32,506	(1)
Increase due to improvements in recovery techniques	1,011	—	—	1,011	—	—	—
Extensions and discoveries	766,106	—	45,256	382,564	334,575	3,711	—
Purchase (Sale) of reserves	3,768,282	—	(146,410)	(366,234)	4,281,209	—	(283)
Production	(757,524)	(2,762)	(39,779)	(563,380)	(120,186)	(30,813)	(604)

Reserves at December 31, 2001 (1)	18,592,563	—	452,060	10,122,647	7,475,622	536,816	5,418

Revision of previous estimates	400,702	4,852	(76,734)	(136,319)	604,378	4,525	—
Increase due to improvements in recovery techniques	95	—	—	95	—	—
Extensions and discoveries	471,322	—	(11,943)	15,371	467,894	—	—
Purchase (Sale) of reserves	(406,132)	—	—	—	84,156	(490,288)	—
Production	(852,771)	(4,852)	(40,288)	(569,911)	(236,221)	(965)	(534)

Reserves at December 31, 2002 (2)	18,205,779	—	323,095	9,431,883	8,395,829	50,088	4,884

Proved developed reserves of natural gas:
At December 31, 2000	9,688,850	2,755	496,428	8,100,636	906,768	175,957	6,306
At December 31, 2001	11,500,900	—	355,422	7,872,247	3,107,935	159,878	5,418
At December 31, 2002	11,506,823	—	216,879	7,295,177	3,986,509	3,374	4,884

(1)
Includes 2,618,237 million cubic feet of gas relating to the minority interests of Andina, S.A. Also includes 490,288 million cubic feet of gas relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001 (see Note 1.d.5).

(2)	Includes 3,082,192 million cubic feet of gas relating to the minority interests of Andina, S.A.

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Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G. and natural gas:

	Thousands of Barrels of Crude Oil

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	East	Rest of the World

Reserves at December 31, 2000	4,942,094	7,665	382,429	3,468,857	780,558	301,410	1,175
Revision of previous estimates	41,764	(3,683)	(22,520)	(4,195)	36,739	35,424	(1)
Increase due to improvements in recovery techniques	40,886	—	—	41,415	—	(529)	—
Extensions and discoveries	218,564	5,224	18,400	115,598	76,297	3,045	—
Purchase (Sale) of reserves	733,256	—	(61,967)	(68,762)	864,042	—	(57)
Production	(370,344)	(2,244)	(31,868)	(262,430)	(47,792)	(25,898)	(112)

Reserves at December 31, 2001 (1)	5,606,220	6,962	284,474	3,290,483	1,709,844	313,452	1,005

Revision of previous estimates	84,433	(380)	(14,683)	(15,358)	113,292	1,562	—
Increase due to improvements in recovery techniques	31,330	—	—	29,386	1,944	—	—
Extensions and discoveries	138,117	—	5,842	36,148	96,127	—	—
Purchase (Sale) of reserves	(233,951)	307	—	—	65,730	(299,988)	—
Production	(365,106)	(2,647)	(29,358)	(261,293)	(71,522)	(188)	(98)

Reserves at December 31, 2002 (2)	5,261,043	4,242	246,275	3,079,366	1,915,415	14,838	907

Proved developed reserves of crude oil, condensed oil and L.P.G. and natural gas:
At December 31, 2000	3,534,441	3,892	317,564	2,695,270	329,828	186,712	1,175
At December 31, 2001	3,816,645	6,962	236,706	2,605,220	756,027	210,725	1,005
At December 31, 2002	3,575,503	3,115	183,511	2,452,873	934,470	627	907

(1)
Includes 526,618,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 299,988,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001 (see Note 1.d.5).

(2)	Includes 622,180,000 barrels of crude oil relating to the minority interests of Andina, S.A.

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Current value of future net revenues

The estimate of future net revenues was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market information practices in the U.S.A. The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to develop and produce proved reserves, assuming the continuation of current economic conditions.
.
Future production costs were estimated on the basis of actual costs borne in 2001 and 2002. Future development costs were calculated on the basis of technical studies conducted by REPSOL YPF and by the operators holding joint title with REPSOL YPF. The taxes projected for each of the future years were determined by applying the nominal tax rate applicable in Spain, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net revenues calculated as described above is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the value of money over time at the calculation date and the uncertainties inherent in estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions.

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	Millions of Euros

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

At December 31, 2001
Future cash flows	63,876	1,517	4,899	34,333	17,509	5,603	15
Future production and development costs	(25,942)	(723)	(1,657)	(11,623)	(8,224)	(3,713)	(2)

Future net cash flows before income taxes	37,934	794	3,242	22,710	9,285	1,890	13
Future income tax expense	(11,184)	(115)	(873)	(6,653)	(2,755)	(785)	(3)

	26,750	679	2,369	16,057	6,530	1,105	10
Effect of discounting at 10%	(12,991)	(518)	(1,006)	(7,165)	(3,852)	(446)	(4)

Standardized measure	13,759	161	1,363	8,892	2,678	659	6

At December 31, 2002
Future cash flows	65,827	1,234	5,824	38,364	19,950	443	12
Future production and development costs	(20,000)	(467)	(1,476)	(9,675)	(8,112)	(269)	(1)

Future net cash flows before income taxes	45,827	767	4,348	28,689	11,838	174	11
Future income tax expense	(15,141)	(122)	(1,024)	(9,389)	(4,516)	(85)	(5)

	30,686	645	3,324	19,300	7,322	89	6
Effect of discounting at 10%	(14,370)	(544)	(1,428)	(8,248)	(4,116)	(33)	(1)

Standardized measure	16,316	101	1,896	11,052	3,206	56	5

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Changes in the standardized measure of discounted future net cash flows

The detail of the changes in the standardized measure of discounted future net cash flows  for 2002 and 2001 is as follows:

	Millions of Euros

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

Balance as of December 31, 2000	18,000	180	2,406	12,671	1,857	880	6
Oil and gas sales, net of production costs	(4,010)	(74)	(272)	(3,000)	(374)	(287)	(3)
Net variation in selling prices	(7,764)	(32)	(502)	(5,240)	(1,634)	(355)	(1)
Net change in taxes and charges	2,855	6	276	1,757	652	162	2
Development costs incurred during the year	1,296	43	40	832	278	103	—
Purchases/(Sales) of reserves	(245)	—	(647)	(204)	606	—	—
Changes in reserve quantities	1,650	37	(93)	1,109	398	199	—
Accretion of discount	3,001	15	153	1,602	1,101	128	2
Changes in production, development and abandonment costs	(1,024)	(14)	2	(635)	(206)	(171)	—
Net variation	(4,241)	(19)	(1,043)	(3,779)	821	(221)	—

Balance as of December 31, 2001	13,759	161	1,363	8,892	2,678	659	6

Oil and gas sales, net of production costs	(3,365)	(44)	(235)	(2,696)	(387)	(2)	(1)
Net variation in selling prices	8,166	(12)	840	6,146	1,159	28	5
Net change in taxes and charges	(3,109)	6	(224)	(2,226)	(649)	(16)	—
Development costs incurred during the year	1,025	1	54	644	325	1	—
Purchases/(Sales) of reserves	(117)	—	—	—	12	(129)	—
Changes in reserve quantities	844	(43)	31	591	265	—	—
Accretion of discount	(223)	11	118	(139)	263	(471)	(5)
Changes in production, development and abandonment costs	(664)	21	(51)	(160)	(460)	(14)	—
Net variation	2,557	(60)	533	2,160	528	(603)	(1)

Balance as of December 31, 2002	16,316	101	1,896	11,052	3,206	56	5

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 19, 2003	By: /s/ CARMELO DE LAS MORENAS
Name: Carmelo de las Morenas
Title: Chief Financial Officer